Sean Bell Vice President, Corporate Counsel
Pruco Life Insurance Company Pruco Life Insurance Company of New Jersey 751 Broad Street, Newark, NJ 07102-3777 Tel 973 802-8462 Sean.bell@prudential.com

March 29, 2017

Kathryn Hinke, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pruco Life of New Jersey Variable Appreciable Account ("Registrant")
Pruco Life Insurance Company of New Jersey (“Depositor”)
PruLife® SVUL Protector®
Registration Statement on Form N-6 (File No. 333-215543)

Pruco Life Variable Universal Account (“Registrant”)
Pruco Life Insurance Company (“Depositor”)
PruLife® SVUL Protector®
Registration Statement on Form N-6 (File No. 333-215544)

Dear Ms. Hinke:

The purpose of this correspondence is to respond to Staff comments received on March 14, 2017 in connection with the above-referenced N-6 registration statements for our PruLife® SVUL Protector® survivorship variable universal life insurance Contract.

The numbered responses below correspond with the numbered comments in the Staff’s March 14, 2017 letter. In addition to the following responses, we have included a courtesy copy of Pruco Life’s prospectus and statement of additional information showing the disclosures we revised to address Staff’s comments. Please also note that we took the opportunity to apply financial and other annual updates, make certain non-substantive formatting changes, and align the Incontestability and Suicide Exclusion disclosures to changes in the contact form resulting from the state approval process.

Upon satisfaction of our revisions and/or further comment, we plan to file pre-effective amendments for both N-6 registration statements that will include revised disclosure, required exhibits, a completed Part B that will include company and separate account financial statements for the respective Depositors and Registrants, and a letter requesting acceleration of the effective date of these registration statements.

The Staff’s comments and our proposed responses are below.

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PROSPECTUS

Comment 1.	Please confirm the Edgar contract identifiers are identical to the name of the Contract shown on the cover page.

Response:
We have updated our Edgar contract identifiers to show the product name – “PruLife SVUL Protector.” For the purposes of clarity, we have identified the Depositor, either “Pruco Life” or “Pruco Life of New Jersey,” before the Contract name.

Comment 2.
To improve readability, please confirm each capitalized term is defined in and used consistently throughout the prospectus (e.g., the terms “underlying fund,” “Fund,” and “underlying Funds” appear throughout the prospectus).

Response:	We have revised the prospectus and made several changes in response to this comment to ensure investor understanding in connection with terms and labels. For example:

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Where we previously referred interchangeably to “Funds,” “underlying Funds,” and “underlying funds,” we have revised the prospectus to refer more consistently to the “Funds” that correspond to the “Variable Investment Options.” We also added the following definitions for “Funds” and for “Variable Investment Options”:

Funds – Amounts you invest in a Variable Option will be invested in a corresponding Fund of the same name. A fund may also be called a “Portfolio.”

Variable Investment Options - The investment options of the Account. When you choose a Variable Investment Option, we purchase shares of the Fund that corresponds to that option. We hold these shares in the Account.

•
Where we previously referred interchangeably to the “Account” and the “Separate Account,” we changed the prospectus to more consistently use the “Account” when referring to the Registrant. We continue, however, to use the broader term when referring to a “separate account” under the federal securities laws.

•
We replaced “Net Cash Value” where used synonymously with “Cash Surrender Value.” In two instances, however, we inform Contract Owners that the Contract uses “Net Cash Value” in place of “Cash Surrender Value.”

Cover Page

Comment 3.
The cover page includes the following statement: “In compliance with U.S. law, Pruco Life delivers this prospectus to Contract Owners that currently reside outside of the United States.” Please supplementally explain the purpose of this language and consider whether the language might suggest to the reader that this prospectus is for an offering to investors who reside outside the United States.

Response:
The purpose of this disclosure is to inform Contract Owners that we will deliver a prospectus to Contract Owners residing outside of the United States where we are required to do so by U.S. law. This is primarily to address our obligation to deliver updated prospectuses to Contract Owners with in-force Contracts, even if those Contract

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Owners currently reside in another country. The Contract will not be available for sale outside of the U.S.

Table of Contents

Comment 4.	Supplementally, please explain the format/purpose of the listing of funds. Is it pointing the reader to an appendix that is planned to be added to the prospectus?

Response:
To meet our obligations under Rule 498 of the 1940 Act, the Table of Contents includes a listing of funds and the appendix numbers to their corresponding summary prospectuses, which will be bound with the Contract prospectus.

Summary of the Contract and Contract Benefits

Comment 5.	Consider renaming the paragraph currently captioned “The Contract Fund” to “Value of the Contract Fund” in light of the discussion that follows.

Response:	As an alternative to changing the caption of the paragraph, we modified the first sentence to read as follows:

The Contract Fund – Your Contract ~~Fund Value changes daily, reflecting~~ has a Contract Fund, the value of which changes daily reflecting: (1) increases or decreases in the value of the Funds~~Variable Investment Options~~; (2) interest credited on any amounts allocated to the Fixed Rate Option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the Variable Investment Options.

Comment 6.
With respect to Death Benefit Protection, consider clarifying in the section that the Limited No-Lapse Guarantee and the Rider to Provide Lapse Protection are part of the Contract and not optional. Please also include similar disclosure in the “Summary of Contract Risks – Risk of Contract Lapse” section that follows.

Response:	In the “Death Benefit Protection” paragraph of the “Summary of the Contract and Contract Benefits,” we modified the first two sentences as shown below.

Death Benefit Protection ‐ The Contract includes at no additional cost a Limited No‐Lapse Guarantee and ~~the~~ a Rider to Provide Lapse Protection. These provide conditional guarantees that can keep your Contract in effect regardless of investment performance of the investment options you select or your Contract Fund value.

We did not make a corresponding disclosure in the “Risk of Contract Lapse” paragraph of the “Summary of Contract Risks” section. Adding such a disclosure, we believe, would detract from the point of the paragraph, which is to briefly describe circumstances under which the Contract would go into default and possibly lapse.

Summary of Contract Risks

Comment 7.	Contract Values Are Not Guaranteed: The final sentence explains that “[o]nly the Fixed Rate Option provides a guaranteed rate of return.” Please disclose here that this

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guarantee is “dependent on [the company’s] claims paying ability,” as is noted in “The Fixed Rate Option” subsection that follows.

Response:	In lieu of a benefit specific disclosure, we added the following new principal risk to the “Summary of Contract Risks” section:

Our Ability to Pay General Account Benefits – All insurance benefits, including the Death Benefit, and all guarantees, including those related to the Fixed Rate Option, are general account obligations that are subject to the financial strength and claims paying ability of Pruco Life.

Comment 8.
Risk of Taking Withdrawals: Consider adding a cross-reference to Potential Tax Consequences in the third sentence after referring to Modified Endowment Contract. Otherwise, add a brief discussion about the impact of a Modified Endowment Contract.

Response:
We modified the sentence to briefly refer to the tax implications of a Contract becoming classified as a Modified Endowment Contract, which implications are more fully described in the “Potential Tax Consequences” paragraphs of the “Summary of Contract Risks.” The sentence now reads:

If the Basic Insurance Amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract~~.~~, which would result in less favorable tax treatment for loans, withdrawals or assignments.

Comment 9.    Risks of Taking a Loan: Please change the subheading to “Risks of Taking a Contract
Loan” for consistency with disclosure in that subsection.

Response:         We made the requested revision.

Comment 10.    Limitations on Transfers: In the first sentence, please disclose whether the “year”
referred to is the “Contract Year” or “calendar year.”

Response:     We changed the sentence to disclose that the limitation is based on “calendar” year.

Comment 11.
Replacement of a Contract: Please consider the appropriateness of the second sentence of this section, particularly given the fact that the contract does not permit an increase to the Basic Insurance Amount.

Response:
In response to this comment, we have clarified this paragraph. We now more clearly address the main purpose of the paragraph, which is to suggest to those considering a replacement into our Contract that they may have other options that could preserve their existing coverage. The revisions are as follows:

Replacement of a Contract – The replacement of life insurance is generally not in your best interest. If you are considering purchasing this Contract to replace an existing contract, you should first consider other options. In ~~most_~~some cases, if you require additional life insurance coverage, the benefits of your existing contract can be protected by increasing the insurance amount of your existing contract, if permitted, or by

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purchasing an additional contract. If you are considering replacing a contract, you should compare the benefits and costs of supplementing your existing contract with the benefits and costs of purchasing a new Contract from us and you should consult with a tax adviser.

Comment 12.
Please include an additional principal risk that the contract’s insurance benefits, including the death benefit, are subject to the insurer’s claims paying ability and that a contract owner should look to the financial strength of Pruco to determine its claims- paying ability. Please make conforming changes throughout the prospectus.

Response:
Please see our response to Comment No. 7 above. Please also refer to the related disclosure in the “Fixed Rate Option” section and the following disclosure in the section, “General Descriptions of Pruco Life Insurance Company, The Registrant, and the Funds,” under the sub-section, “The Pruco Life Variable Universal Account”:

We are obligated to pay all amounts promised to Contract Owners under the Contract. The obligations to Contract Owners and beneficiaries arising under the Contracts are our general corporate obligations. Guarantees and benefits within the Contract are subject to our claims paying ability.

Summary of Risks Associated with the Variable Investment Options

Comment 13.	To improve readability, please consider adding a parenthetical after the first sentence of the third paragraph, as follows:

“The Contract offers investment options through the Advanced Series Trust (the
“AST Variable Investment Options”).”

Response:     In response to this comment, we have made the following revision:

The Contract offers Variable Investment Options through the Advanced Series Trust~~. T~~ (AST). The AST Variable Investment Options are also available in variable annuity contracts we offer.

Summary of Charges and Expenses

Comment 14.	Revise the introductory sentence to Table 1 after “for” to read “purchases, surrenders, transfers and other transactions, and certain riders.” See Item 3 of Form N-6.

Response:     In response to this comment, we have made the following revision:

The first table describes maximum fees and expenses that we deduct from each premium payment, and maximum fees we charge for ~~transactions and~~ purchases, surrenders, transfers and other transactions, and certain riders.

Comment 15.
Surrender Charge: Please confirm that footnote three (“No optional riders have been added to the Contract.”) is necessary after footnote two explains that “[r]epresentative insureds are male age 55 and female age 55, both Preferred Best underwriting class, no

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riders or extras.” For Pruco Life only, please also confirm the accuracy of $3.83. See page 13 of the prospectus.

Response:
We believe the third footnote is needed to clarify that the range of surrender charges we show in the table assumes no optional riders. The second footnote, which includes a similar disclosure, references the initial surrender charge for a representative Contract Owner. We have, however, removed a redundant reference to the third footnote from the amount of the representative surrender charge.

For Pruco Life, we have confirmed the accuracy of “$3.83” and have made the appropriate updates to the “Charges and Expenses” section.

Comment 16.	For clarity, please revise the second sentence in footnote one by adding “, as reflected in the table above,” after, “$1,000.”

Response:	Since the Surrender Charge portion of Table 1 specifically references the first footnote, we do not believe this additional clarification is needed.

Comment 17.	Mortality and Expense Risk Charge: Please change “0.5%” to “0.50%” for formatting consistency with the disclosure in the “Charges and Expenses” section that follows.

Response:     In response to this comment, we have made the requested revision.

Comment 18.     Cost of Insurance (“COI”) for the Basic Insurance Amount: Please define the term
"Net Amount at Risk" either in a footnote to the table or in the definitions section.

Response:	To address this comment, we added the following to the definitions section:

Net Amount at Risk - The amount by which the Contract’s Death Benefit exceeds the Contract Fund. For example, if the Contract’s Death Benefit is $250,000 and the Contract Fund is $100,000, the Net Amount at Risk is $150,000.

Comment 19.
Additional mortality charge for risk associated with certain health conditions, occupations, avocations, or aviation risks: Please provide the fee for a representative insured or explain why any such disclosure is not required or appropriate.

Response:
An additional mortality charge would not apply to our expected representative Contract Owner. These charges are generally applied to unusual mortality risks or mortality risks that may be higher in earlier Contract years than later ones. Please see our response to Comment 27 for additional discussion and added disclosure.

The Funds

Comment 20.	Consider making the following sentence bold in order to meet the “conspicuous”

requirement in Item 4(d).

Each Fund is detailed in a separate prospectus that is provided with this prospectus. You should read the Fund prospectus before you decide to allocate assets to the Variable Investment Options.

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Response:     We made the requested revision.

Voting Rights

Comment 21.	Please confirm that the fifth sentence of the first paragraph is consistent with the last sentence in the same paragraph, in particular with respect to voting of shares held “in our own right.”

Response:	In response to this comment, we changed the last sentence of this paragraph to read as follows:

We reserve the right to change the voting procedures described above if applicable federal securities laws or SEC rules change in the future.

The Fixed Ration Option

Comment 22.
Please remove the last two sentences of this subsection’s final paragraph: “Accordingly, interests in the Fixed Rate Option are not subject to the provisions of these Acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Rate Option. Any inaccurate or misleading disclosure regarding the Fixed Rate Option is subject to certain generally applicable provisions of federal securities laws.

Response:
In response to this comment, we have removed the disclosure noted. We do, however, want to point to the Staff that this disclosure was previously required by the staff in connection with earlier filings by the Registrants.

Charges and Expenses

Comment 23.
Please revise all headings in this section to correspond to the headings in the fee and expense tables in the Summary of Charges and Expenses. For example, please revise “Sales Charge” to read “Sales Charge on Premium.”

Response:     We made the requested revisions.

Comment 24.	Please confirm that all charges identified here are reflected in, and consistent with, the fee table, including transaction charges.

Response:
In response to this comment, we added the following disclosure regarding interest we charge on loans. With this addition, and the disclosure added in response to Comment No. 27, we confirm that the charges disclosed in this section are reflected in and consistent with the charges reflected in the fee table. Please note that charges in the fee table disclose maximum applicable charges and this section discloses current charges, where applicable. The added disclosure is as follows:

Net Interest on Loans

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Interest charged on a loan accrues daily. We charge interest on the full loan amount, including all unpaid interest. Interest is due on the earlier of each Contract Anniversary or when the loan is paid back. The net interest on loans reflects the net difference between the interest rates charged and credited. A standard loan has an effective annual interest rate of 2%. A preferred loan has an effective annual rate of 1.05%. All loans have an effective annual interest credit equal to 1%. See Loans.

Comment 25.	Please define or delete the term “persistency” as it appears in the third paragraph of this subsection.

Response:     Please see the following revision:

Any changes to any of these current charges will be in consideration of one or more factors such as mortality, ~~persistency,~~ expenses, taxes, interest, investment experience, Contract funding, Net Amount at Risk, ~~and/or~~ profit and/or persistency, which is the length of time Contracts like this one and other contracts stay in effect.

Comment 26.     Cost of Insurance: Please expand the discussion about how “[h]igher or lower Contract
Fund values may result in higher or lower COI charges” (emphasis added).

Response:	Please see the following revisions to the applicable portions of the Cost of Insurance provision:

Because COI rates are applied to the Net Amount at Risk to determine the COI charge, a higher Contract Fund value in relation to the Death Benefit will result in a lower Net Amount at Risk and lower COI charge. A lower Contract Fund value in relation to the Death Benefit will result in a higher Net Amount at Risk and a higher COI charge. For Contracts with a Type A Death Benefit, the Net Amount at Risk generally changes as the Contract Fund changes. For Contracts with a Type B Death Benefit, the Net Amount at Risk generally does not change as the Contract Fund changes. For Contracts with a Type C Death Benefit, the Net Amount at Risk generally changes as the Contract Fund changes and as premium payments are made. See Types of Death Benefit.

The following table provides hypothetical examples of the Net Amount at Risk’s role in determining COI charges. The examples assume a $1,000,000 Basic Insurance Amount, the Death Benefit meets the definition of life insurance test, and a current monthly COI rate of $1.00 per $1,000 of Net Amount at Risk.

Death Benefit Type	Death Benefit amount	Contract Fund value	Net Amount at Risk	Month’s COI charge
Type A	$1,000,000	$125,000	$875,000	$875.00
Type A	$1,000,000	$175,000	$825,000	$825.00
Type B	$1,125,000	$125,000	$1,000,000	$1,000.00
Type B	$1,175,000	$175,000	$1,000,000	$1,000.00
Type C*	$1,075,000	$125,000	$950,000	$950.00
Type C**	$1,100,000	$175,000	$925,000	$925.00
*assumes $75,000 in total premiums paid less withdrawals. **assumes $100,000 in total premiums paid less withdrawals.

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~~The net amount-~~Because the Net Amount at ~~risk~~Risk is based on your Death Benefit and your Contract Fund, ~~therefore~~ it ~~is~~ may be impacted by such factors as investment performance, charges, fees, and premium payments. ~~Higher or lower Contract Fund values may result in higher or lower COI charges.~~ Paying less premiums, paying premiums late, experiencing poor investment performance, and/or earning less interest may reduce Contract Fund value and increase the Net Amount at Risk, and may also cause the Contract to lapse earlier unless additional premiums are paid. Similarly, paying more premiums, paying premiums earlier, experiencing better market performance, and/or earning more interest may increase Contract Fund ~~value.-~~value and, in some cases, lower the Net Amount at Risk on which COI charges are based.

Comment 27.
Additional mortality charge for risk associated with certain health conditions, occupations, avocations, or aviation risks (included in the Summary of Charges and Expenses section on page 4): Please describe this charge, i.e., the amount and the basis on which it is determined and/or assessed.

Response:
We have added the following new disclosure to address this comment. Please note that while the amount of the charge depends on a number of factors, including the condition or activity, our assessment of added mortality risk and, in some cases, individual circumstances of the insured, the maximum additional mortality charge is disclosed in Table 2: Periodic Contract and Optional Rider Charges Other Than the Funds’ Operating Expenses.

Additional Mortality Charge for Certain Risks

We may assess an additional charge on a permanent or temporary basis for unique or specific mortality risks that exceed our standard underwriting guidelines. This additional charge or "flat extra" is charged as a dollar amount per $1,000 of Basic Insurance Amount.

Generally, a permanent flat extra rating is assessed for non-medical risks such as aviation. A temporary flat extra charge is used in scenarios where mortality risk is higher in the earlier Contract Years and reduces in later years, such as may be the case for certain occupational and avocational risks and for some insureds with cancer histories. The actual dollar amounts are initially determined through the research completed for the activity or impairment during the underwriting process. The flat extra charge per $1,000 will vary based on individual circumstances of each insured, including issue age, type of risk, and the frequency of exposure to the risk.

Comment 28.
Transaction Charges: Please revise the last sentence in bullet point (b) to refer to “a transaction fee” for withdrawals rather than an “administrative processing” fee for clarity and consistency. Please also revise bullet point (c) to read “Basic Insurance Amount Decrease fee” for consistency with the preceding fee table.

Response:     In response to this comment, we have made the requested revision.

Comment 29.     Enhanced Cash Value Rider: Please revise the disclosure to explain that $0.50 per
$1,000 is the current and maximum charge.

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Response:     In response to this comment we have revised the sentence to read:

The ~~current~~ charge (current and maximum) ~~charge~~ is $0.75 per $1,000 of Basic Insurance Amount.

Comment 30.	Estate Protection Rider: Please confirm the accuracy of “$0.02 to $19.94” given the information disclosed under “Amount Deducted” in Table 2 of Summary of Charges and Expenses.

Response:	We have confirmed the accuracy of this disclosure. This section references a range of current charges for this rider while the Summary of Charges and Expenses references a range of maximum charges.

Comment 31.	Overloan Protection Rider: Please include a description of this rider or cross-reference a later description.

Response:     In response to the comment, we have revised the disclosure as follows:

Overloan Protection Rider – We deduct a fee of 3.5% of your Contract Fund amount if you exercise this rider, which can guarantee protection against a lapse due to Contract Debt.

Comment 32.	Surrender Charge: Please confirm the maximum initial surrender charge. The charge currently disclosed is inconsistent with the change identified in the fee table.

Response:	We made updates to the range of maximum initial surrender charges in both the fee table and the “Charges and Expenses” section and have confirmed they are consistent.

Comment 33.     Allocated Charges: For clarity and consistency, please revise item (2) to read
“administrative charges for Basic Insurance Amount.”

Response:	In response to this comment, we revised item (2) to read, “Administrative Charge for Basic Insurance Amount.”

Simultaneous Death

Comment 34.     Please supplementally explain the purpose of this provision.

Response:	We include this disclosure because Contract Owners may designate different beneficiaries depending on which insured is the last to die. The disclosure matches corresponding language in the Contract.

Riders

Comment 35.	Please confirm you have disclosed for each rider, whether the rider must be selected at issue.

Response:	In response to this comment, we have confirmed that we disclose, in the opening paragraph of the “Riders” section, all “riders are only available at Contract issuance.”

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Moreover, we disclose for each rider whether it is optional or automatically included with the Contract.

Comment 36.
Limited No Lapse Guarantee and Rider to Provide Lapse Protection: Please disclose whether the Contract Owner will receive any prior notice of the event that will cause lapse/default. In addition, please clarify the meaning of Net Cash Value at the bottom of page 15. See, for example, Surrender of Contract on page 24.

Response:
In response to this comment, in the second to last paragraph in the “Rider to Provide Lapse Protection” section, we added a cross reference to “Lapse and Reinstatement.” The “Lapse and Reinstatement” section provides information about the notice we provide if the Contract is in default. Contract Owners will have 61 days from the date we mail the notice to pay sufficient amounts to continue the policy. Otherwise, the policy will end.

To address the second comment, we replaced “Net Cash Value” with “Cash Surrender Value.”

Comment 37.     Guaranteed Contract Split Option Rider:

a.
If appropriate, consider disclosing that the rider is automatically “and only” included with Contracts when the insureds are married . . . .” Also, please move this paragraph to a different section. It is currently listed under Other Optional Riders and it is not optional.

Response:
In response to this comment, we removed the sub-heading, “Other Optional Riders,” and noted for each rider, whether it is optional or automatically included with the Contract. In addition, we have clarified the description of the Guaranteed Contract Split Option Rider to, among other changes, note that it is only available when insureds are married and meet other eligibility requirements. The revised disclosure is as follows:

Guaranteed Contract Split Option Rider

The Guaranteed Contract Split Option Rider provides for the ability to exchange the survivorship Contract for up to two separate contracts, one each on the life of each insured, at their respective Attained Age, without requiring evidence of insurability.This rider is automatically and only included with Contracts when the insureds are married, are both age 74 or younger, and are each in an underwriting classification no higher than the highest classification allowable on single-life plans. The right to exchange is only available within 180 days after either a ~~, in cases of~~a divorce or a change in the tax law that removes the unlimited marital deduction. ~~tax law changes.~~ Any type of single-life contract we regularly issue ~~offered~~ at the time the rider is exercised is available, except for term contracts. ~~The~~ A new single-life contract must have a Basic Insurance Amount of at least $25,000 and no more than 50% of the Basic Insurance Amount of this Contract. There is no charge for this rider. This rider does not waive surrender charges on this Contract or any new contract resulting from an exchange. Exercising this rider may have tax implications.

b.	Please explain whether this rider requires new evidence of insurability or has any limits on Face Amount.

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Response:
This rider does not require additional evidence of insurability. As for the limits on face amount, the minimum face amount is $25,000 and the maximum face amount for each new contact resulting from an exercise of the rider is 50% of the original Contract’s Basic Insurance Amount.

c. Please explain supplementally how the terms of the rider will comply with section
11 of the Investment Company Act of 1940 and rule 11a-2 thereunder.

Response:
The rider, which for eligible Contract Owners will only be attached to the Contract at issue, gives the Contract Owner the right to exchange the Contract into one or two new contracts without evidence of insurability if certain unforeseen future events occur and conditions are met. Specifically, the rights under the rider are only available if, after the Contract is issued, the Owner becomes divorced or the unlimited marital deduction under the Internal Revenue Code is repealed. Any remaining surrender charge would apply to the exchange. The rider is intended to address an unforeseen change in circumstances following the issuance of the Contract. It is not related to the end of the Contract's surrender charge schedule or the launch of a new life insurance product. In fact, the rider requires that any new contract(s) must have the same basic benefits as the existing Contract.

This rider right will exist as the result of the Contract taking effect and not as the result of an exchange offer or promotion "communicated to holders of securities.” For that reason, we do not believe that Section 11 of the Investment Company Act of 1940 or Rule 11a-2 applies to rider benefits. Even if Section 11 were to apply, however, we believe requests for exchanges under the rider would fall within the “retail exception” of the rule. Individual Contract Owners, with or without the assistance of their registered representatives, can only request a policy split upon a final decree of divorce or repeal or nullification of the unlimited marital deduction, events that are beyond our control. Moreover, we have no plans to actively promote or take steps to encourage Contract Owners to exercise their rights under the rider and registered representatives, if involved, would receive only limited compensation. Also, eligible Contract Owners choosing to exercise their contractual right to exchange would not receive any special terms or benefits under their original Contracts, such as a waiver of surrender charges. Finally, other than not having to provide evidence of insurability, an eligible Contract Owner would not receive any special terms or benefits under any new contract resulting from the Contract Owner’s decision to exercise the rider.

Comment 38.     Overloan Protection Rider:

a. The Overloan Protection Rider must be elected at contract issue. It is unclear why an investor would not elect it as it has no cost at issue and need not be exercised. If there is a downside to electing this rider, please add disclosure identifying it.

Response:
In response to this comment, we do not believe there is a downside to electing this rider. While we have always offered this rider as optional, we may consider in the future whether to automatically include it with future eligible Contracts.

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b. If the rider will reduce the Type A Basic Insurance Amount (as is often the case in overloan protection riders), please expressly and prominently state so.

Response:
In response to this comment, we modified the disclosure to more clearly articulate what happens to the death benefit after the rider is exercised. Note that exercising the rider will not reduce the Basic Insurance Amount for a Type A Death Benefit. The changes we made are as follows:

If you have a Type B or C Death Benefit, we will change it to a Type A Death Benefit. You will no longer be permitted to make Death Benefit changes as long as the Contract remains in-force under the Overloan Protection Rider. The Basic Insurance Amount will be ~~changed to~~ set equal to the Death Benefit at the time the Rider is exercised. From that point onward, the Death Benefit will be the greater of the Type A Death Benefit and the Amount of the Contract Debt multiplied by the Attained Age factor that applies.

Requirements for Issuance of a Contract

Comment 39.     If applicable, please disclose any minimum age limit for Contract issuance.

Response:	We changed the introductory sentence to read, “Generally, the Contract may be issued on insureds ~~through~~ age 18 through 85.”

Premiums

Comment 40.
The second sentence permits the insurer to reject any payment that increases the Death Benefit by more than it increases the Contract Fund. Please explain supplementally how this would happen. Can this limit be used to prevent payments to Type C contracts intended to prevent the contract from lapsing?

Response:
In response to this comment, we clarified the opening paragraph to explain that we reserve the right to limit premium payments in situations where the federal tax code would require us to increase the death benefit by more than the payment would increase the contract fund value. We note, supplementally, that this is less likely to happen with a Contract with a Type C Death Benefit because the death benefit automatically increases as premiums are paid, which generally keeps the contract fund from becoming too high in relation to the death benefit. We also note that we would not prevent payments needed to keep a Contract from lapsing, regardless of type of death benefit.

The Contract offers flexibility in paying premiums. We reserve the right to refuse to accept any payment that ~~increases the Death Benefit~~ would require us to increase the Death Benefit (under Section 7702 of the Internal Revenue Code) by more than ~~it~~ the payment increases the Contract Fund.

Comment 41.     Minimum Initial Premium: Please define Limited No-Lapse Guarantee Premium.

Response:     To address this comment, we added the following to the Definitions of Special Terms:

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Limited No-Lapse Guarantee Premium - Premium that, if paid at the beginning of each Contract Year, will keep the Contract in-force during the first 10 Contract Years, regardless of investment performance and assuming no loans or withdrawals.

Comment 42.	Allocation of Premiums: Please clarify in the first sentence that “charge for sales expenses” is the “sales charge.”

Response:     In response to this comment, we made the requested revision.

Death Benefits – Death Claim Settlement Options

Comment 43.
This section describes an Alliance Account that resembles a draft account. If this account has any sort of protection, such as that provided by FDIC, please state so. If the account has no such protections, please state so. Please also explain whether any interest accrues on the account.

Response:     We revised the relevant portions of this paragraph to read:

Amounts in an Alliance Account ~~may be withdrawn by the beneficiary at any time.~~ earn interest at rate set by the issuer. This rate is not guaranteed and can change. The beneficiary may withdraw amounts in an Alliance Account at any time. Alliance Account balances are not insured by the Federal Deposit Insurance Corporation.

Death Benefits – Types of Death Benefit

Comment 44.	Please provide disclosure in response to Item 8(a)(v) of Form N-6 as to the form of the death benefit provided if a particular form has not been elected.

Response:
We made a slight change to the introductory sentence, which now reads, “You must ~~may~~ select from three types of Death Benefit at issue.” With this change and because we do not have a default death benefit type, we believe we are meeting the disclosure requirements of Item 8(a)(v) of Form N-6. If a death benefit type is not selected on an application, we will inquire as to what it should be and amend the application.

Comment 45.	Please briefly explain how a Type A Death Benefit Basic Insurance Amount is reduced by withdrawals.

Response:
We revised the fourth paragraph to address the comment and to remove disclosure that we believe is already and more appropriately addressed in the “Withdrawals” section. The revised provision now reads:

Contract Owners of a Contract with a Type A Death Benefit should note that any withdrawal ~~may~~ will generally result in a reduction of the Basic Insurance Amount ~~and~~ by the ~~deduction~~ amount of ~~any applicable surrender charges. We will not allow you to make a_~~the withdrawal ~~that_~~and will ~~decrease the Basic Insurance Amount below the minimum Basic Insurance Amount. For a Contract with a Type B or Type C Death Benefit, withdrawals will not change the Basic Insurance Amount.~~ result in the deduction of any applicable surrender charges. See Withdrawals.

14

In addition to the revised disclosure, we added the following example to the “Withdrawals” section to demonstrate the effect of a withdrawal on a Type A Death Benefit.

The following table provides an example of a withdrawal from a Contract with a Type A Death Benefit. The example assumes the withdrawal occurred in the fifth Contract Year, no Contract Debt, the Death Benefit was not increased to satisfy the definition of life insurance test, and no change to the Basic Insurance Amount has previously occurred.

Example of a Type A Death Benefit Withdrawal
Net amount of withdrawal:		$10,000
Withdrawal Surrender Charge (1% reduction):		$68
Gross amount of withdrawal:		$10,068
Contract values	Before	After
Basic Insurance Amount:	$1,000,000	$990,000
Death Benefit amount:	$1,000,000	$990,000
Contract Fund value:	$100,000	$89,932
Contract Surrender Charge (current):	$6,800	$6,732

Comment 46.    Please define or further explain the “Type C Limiting Amount” and “Type C Death
Benefit Factor.”

Response:     In response to this comment, we clarified the applicable sentence to read:

The Death Benefit on a Contract with a Type C Death Benefit is limited to the ~~Basic insurance Amount plus an amount equal to the: Type C Limiting Amount multipled by the Type C Death Benefit Factor. See the Contract Limitations section of your Contract.~~ greater of 1) the Contract Fund plus twice the Basic Insurance Amount or 2) a Death Benefit amount required to satisfy the Internal Revenue Code’s definition of life insurance.

Comment 47.     Please define “cost of the Contract,” as the phrase is used in the paragraph describing
Type C Death Benefit.

Response:     In response to this comment, we revised the sentence to read:

Within limits, this Death Benefit type allows the beneficiary, in effect, to recover the premiums paid for cost of the Contract (all premiums paid less withdrawals already taken), upon the deaths of both insureds.

Surrender of a Contract

Comment 48.    For clarity, consider cross-referencing the Surrender Charge section.

Response:     We made the requested revision.

Legal Proceedings

15

Comment 49.
Supplementally, please confirm that the disclosure complies with Item 13 of Form N-6, including the requirement to include the name of the court and certain other information for any material pending legal proceeding.

Response:	As requested in this comment, we confirm this disclosure complies with Item 13 of Form N-6.

STATEMENT OF ADDITIONAL INFORMATION

Comment 50.     Please include the date of the prospectus to which the SAI relates.

Response:	In response to this comment, please see the top left-hand corner of the SAI, which states, “The Date of this Statement of Additional Information and of the related prospectuses is May 1, 2017.”

Comment 51.
In the section explaining how each type of Contract Death Benefit will vary, for clarity and consistency, please consider using the middle Contract Fund value for each example. We note that for Type A, the example uses the middle Contract Fund value ($400,000), but the examples for Type B and Type C use the higher Contract Fund value ($600,000).

Response:	We addressed this comment by using the higher Contract Fund value for all three examples.

PART C

Comment 52.	Please note that copies of actual agreements rather than the “forms of” should be filed as Exhibits, except as expressly permitted by Form N-6 or Rule 483 under the Securities Act of 1933.

Response:	We have updated Part C to reflect that actual agreements will be filed as exhibits.

ADDITIONAL COMMENTS

Comment 53.     Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response:
The audited financial statements for both the Registrant and Depositor will be included in Part B – Statement of Additional Information, which will be filed, along with any other exhibits or required disclosure, in a pre-effective amendment to the registration statements.

16

Please call me at (973) 802-8462 if you have any questions.

Sincerely,

Pruco Life Insurance Company
Pruco Life Insurance Company of New Jersey

By: /s/ Sean Bell
Sean Bell
Vice President, Corporate Counsel

via EDGAR

17

PROSPECTUS
May 1, 2017

PruLife® SVUL Protector®

AN INDIVIDUAL, FLEXIBLE PREMIUM, SURVIVORSHIP, VARIABLE UNIVERSAL LIFE INSURANCE CONTRACT ISSUED BY:

PRUCO LIFE INSURANCE COMPANY
PRUCO LIFE VARIABLE UNIVERSAL ACCOUNT

213 WASHINGTON STREET
NEWARK, NEW JERSEY 07102
TELEPHONE: (800) 944-8786

This prospectus describes the PruLife® SVUL Protector® survivorship variable universal life insurance Contract (the “Contract”) offered by Pruco Life Insurance Company ("Pruco Life", "us", "we", or "our"), a stock life insurance company. Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America.
____________________________________________________________________________________________________________

Please read this prospectus before purchasing a PruLife® SVUL Protector® Contract and keep it for future reference. Capitalized terms used in this prospectus are defined where first used or in the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, which is located at the end of this prospectus.
You may choose to invest your Contract's premiums and its earnings in one or more of the available Variable Investment Options of the Pruco Life Variable Universal Account (the "Separate Account" or “Account”). A complete list of the available Variable Investment Options is included in this prospectus and the current summary prospectuses for the underlying funds ("Funds") from the firms listed below accompany this prospectus. These prospectuses contain important information about the Funds, including information about their investment objectives, strategies, risks, fees, and advisers/subadvisers. Please read these prospectuses and keep them for reference.

• Advanced Series Trust	• MFS®
• American Funds®	• Neuberger Berman
• Dreyfus	• Prudential
• Fidelity® Investments	• TOPS – The Optimized Portfolio System®
• Franklin Templeton®

You may also choose to invest your Contract’s premiums and its earnings in the Fixed Rate Option, also referred to as “fixed investment option,” which pays a guaranteed interest rate.

____________________________________________________________________________________________________________

In compliance with U.S. law, Pruco Life delivers this prospectus to Contract Owners that currently reside outside of the United States.
Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this Contract is a good investment, nor has the SEC determined that this prospectus is complete or accurate. It is a criminal offense to state otherwise.
The Contract may be purchased through registered representatives located in banks and other financial institutions. Investment in a variable life insurance contract is subject to risk, including the possible loss of your money. An investment in PruLife® SVUL Protector® is not a bank deposit and is not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency.

State Availability or Variations of Certain Features and Riders	Appendix A

Appendix		Appendix
Advanced Series Trust:		Fidelity® Variable Insurance Products:
AST Advanced Strategies Portfolio	1	Fidelity® VIP Index 500 Portfolio	28
AST Balanced Asset Allocation Portfolio	2	Franklin Templeton Variable Insurance Products Trust:
AST BlackRock Global Strategies Portfolio	3	Franklin Mutual Shares VIP Fund	29
AST BlackRock Low Duration Bond Portfolio	4	MFS® Variable Insurance Trust:
AST BlackRock/Loomis Sayles Bond Portfolio	5	MFS® Utilities Series	30
AST FI Pyramis® Quantitative Portfolio	6	Neuberger Berman Advisers Management Trust:
AST Goldman Sachs Mid-Cap Growth Portfolio	7	Neuberger Berman AMT Socially Responsive Portfolio	31
AST Hotchkis & Wiley Large-Cap Value Portfolio	8	Prudential Series Fund:
AST International Value Portfolio	9	PSF Conservative Balanced Portfolio	32
AST J.P. Morgan International Equity Portfolio	10	PSF Diversified Bond Portfolio	33
AST J.P. Morgan Strategic Opportunities Portfolio	11	PSF Equity Portfolio	34
AST Loomis Sayles Large-Cap Growth Portfolio	12	PSF Flexible Managed Portfolio	35
AST MFS Global Equity Portfolio	13	PSF Global Portfolio	36
AST MFS Growth Portfolio	14	PSF Government Money Market Portfolio	37
AST Preservation Asset Allocation Portfolio	15	PSF High Yield Bond Portfolio	38
AST Prudential Growth Allocation Portfolio	16	PSF Jennison Portfolio	39
AST RCM World Trends Portfolio	17	PSF Jennison 20/20 Focus Portfolio	40
AST T. Rowe Price Asset Allocation Portfolio	18	PSF SP Prudential U.S. Emerging Growth	41
AST T. Rowe Price Large-Cap Growth Portfolio	19	PSF SP Small-Cap Value Portfolio	42
AST T. Rowe Price Large-Cap Value Portfolio	20	PSF Stock Index Portfolio	43
AST Templeton Global Bond Portfolio	21	PSF Value Portfolio	44
AST Wellington Management Hedged Equity Portfolio	22	TOPS - The Optimized Portfolio System®:
American Funds Insurance Series®:		TOPS® Aggressive Growth ETF Portfolio	45
American Funds Insurance Series® Blue Chip Income and Growth FundSM	23	TOPS® Balanced ETF Portfolio	46
American Funds Insurance Series® Growth FundSM	24	TOPS® Conservative ETF Portfolio	47
American Funds Insurance Series® Growth-Income FundSM	25	TOPS® Growth ETF Portfolio	48
American Funds Insurance Series® International FundSM	26	TOPS® Managed Risk Balanced ETF Portfolio	49
Dreyfus:		TOPS® Managed Risk Growth ETF Portfolio	50
Dreyfus Sustainable U.S. Equity Portfolio, Inc.	27	TOPS® Managed Risk Moderate Growth ETF Portfolio	51
		TOPS® Moderate Growth ETF Portfolio	52

The following summaries provide a brief overview of the more significant aspects of the Contract. We provide more complete and detailed information in the subsequent sections of this prospectus and in the Statement of Additional Information and Contract.
SUMMARY OF THE CONTRACT AND CONTRACT BENEFITS
Brief Description of the Contract – PruLife® SVUL Protector® is a form of variable universal life insurance providing coverage on the lives of two insureds. A Death Benefit is paid upon the death of the surviving (second-to-die) insured person.
Some Contract forms, features and/or riders described in this prospectus may be subject to state variations or may not be available in all states. See Appendix A, which is part of your prospectus, for state availability and a description of all material variations to features and riders that differ from the description contained in the prospectus. Some Contract forms, features, and/or Variable Investment Options described in this prospectus may not be available through all brokers. The Contract form number for this Contract is ICC17 SVUNLG-2017 or SVUNLG-2017. A state and/or other code may follow the form number. Your Contract's form number is located in the lower left hand corner of the first page of your Contract.
Types of Death Benefit – You may choose from three types of Death Benefit options. You may change from one Death Benefit type to another, subject to limitations and charges may apply.

•	Type A (fixed): the Death Benefit is generally the Basic Insurance Amount you chose.

•	Type B (variable): the Death Benefit is generally the Basic Insurance Amount plus the value of the Contract Fund.

•	Type C (return of premium): the Death Benefit is generally the Basic Insurance Amount plus the total premiums paid into the Contract and less any withdrawals.
Decreasing the Basic Insurance Amount – Subject to certain limitations and charges, you have the option of decreasing the Basic Insurance Amount after the issue of the Contract.
Premium Payments – With certain exceptions, you choose the timing and the amount of premium payments.
Investment Choices –You may choose to invest your net premiums and earnings in one or more of the available Variable Investment Options or our Fixed Rate Option. You may change the way in which subsequent premiums are allocated. You may transfer money among your investment choices, subject to restrictions. In addition, you may use our dollar cost averaging feature or our automatic rebalancing feature.
The Contract Fund – Your Contract has a Contract Fund, the value of which changes daily reflecting: (1) increases or decreases in the value of the Funds; (2) interest credited on any amounts allocated to the Fixed Rate Option; (3) interest credited on any loan; and (4) the daily asset charge for mortality and expense risks assessed against the Variable Investment Options. The Contract Fund value also changes to reflect the receipt of net premium payments, monthly deductions, and any withdrawals.
Death Benefit Protection - The Contract includes at no additional cost a Limited No-Lapse Guarantee and a Rider to Provide Lapse Protection. These provide conditional guarantees that can keep your Contract in effect regardless of investment performance or Contract Fund value. The Limited No-lapse Guarantee can protect your Contract during the first 10 Contract years. The Rider to Provide Lapse Protection can protect your Contract starting in the 11st Contract year. Both are subject to requirements for maintaining the guarantees. The guarantees may not last for the period of time you wish to keep your Contract.
Loans – You may borrow money from us using your Contract as security for the loan. Interest charges will apply.
Withdrawals – Under certain circumstances and limitations, you may withdraw a part of the Contract's Cash Surrender Value without surrendering the Contract. Charges may apply.
Surrendering the Contract – A Contract may be surrendered for its Cash Surrender Value while at least one insured is living. Charges may apply.
Canceling the Contract (Right to Examine or “Free-Look”) – Generally, you may return the Contract for a refund within 10 days after you receive it (or within any longer period of time required by state law).
SUMMARY OF CONTRACT RISKS
Contract Values Are Not Guaranteed – The value of your Contract Fund rises and falls with the performance of the investment options you choose and the charges that we deduct. Your benefits (including life insurance) are not guaranteed, and may be entirely dependent on the investment performance of the Variable Investment Options you select.
The Variable Investment Options you choose may not perform to your expectations. Investing in the Contract involves risks including the possible loss of your entire investment. Only the Fixed Rate Option provides a guaranteed rate of return.
Increase in Charges – In several instances we will use the terms “maximum charge” and “current charge.” The “maximum charge,” in each instance, is the highest charge that we may apply under the Contract. The “current charge,” in each instance, is the amount that we now charge, which may be lower than the maximum charge. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge.
Risks of Using the Contract as a Short-Term Savings Vehicle – The Contract is designed to provide benefits on a long-term basis. Consequently, you should not use the Contract as a short-term investment or savings vehicle. Because of the long-term nature of the Contract, you should consider whether purchasing the

Contract is consistent with the purpose for which it is being considered.
Risk of Contract Lapse – On each Monthly Date we determine the value of your Contract Fund. The Contract is in default if the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, unless it remains in-force under the Limited No-Lapse Guarantee or Rider to Provide Lapse Protection. Your Contract will also be in default if at any time the Contract Debt equals or exceeds the Contract Fund less any applicable surrender charges unless it remains in-force under the Overloan Protection Rider (if applicable). Poor investment performance, insufficient premium payments, withdrawals, and loans are some of the factors that could cause your Contract to lapse and you could lose your insurance coverage.
Risks of Taking Withdrawals – Whenever a withdrawal is made, the Death Benefit will immediately be reduced by at least the amount of the withdrawal. A surrender charge may be deducted when any withdrawal causes a reduction in the Basic Insurance Amount. If the Basic Insurance Amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract, which would result in less favorable tax treatment for loans, withdrawals, or assignments. Accessing the values in your Contract through withdrawals may significantly affect current and future Contract values or Death Benefit proceeds and may increase the chance that your Contract will lapse. In addition, a withdrawal from your Contract may have tax consequences.
Risks of Taking a Contract Loan – Accessing the values in your Contract through Contract loans may significantly affect current and future Contract values or Death Benefit proceeds and may increase the chance that your Contract will lapse. Taking a Contract loan will prevent any Death Benefit guarantees from protecting your Contract from lapsing. In addition, a loan from your Contract may have tax consequences.
Limitations on Transfers – Currently, we allow up to 20 transfers among the Variable Investment Option per calendar year. After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they bear an original signature in ink, are received in Good Order at a Service Office, and are sent to us by U.S. regular mail.
Only one transfer from the Fixed Rate Option is permitted during each Contract Year and the amount of the transfer is subject to strict limits.
Surrender of the Contract – We deduct a surrender charge from the surrender proceeds. While the amount of the surrender charge decreases over time, it may be a substantial portion or even equal to your Contract Fund. A surrender of your Contract may have tax consequences.
Potential Tax Consequences – Your Contract is structured to meet the definition of life insurance under Section 7702 of the Internal Revenue Code. At issue, the Contract Owner chooses one of the following definition of life insurance tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. We reserve the right to refuse to accept a premium payment that would, in our opinion, cause this Contract to fail to qualify as life insurance. Current federal tax law generally excludes all Death Benefits from the gross income of the beneficiary of a life insurance contract.

However, your Death Benefit could be subject to estate tax. In addition, you generally are not subject to taxation on any increase in the Contract value until it is withdrawn. Generally, you are taxed on surrender proceeds and the proceeds of any withdrawals only if those amounts, when added to all previous distributions, exceed the total premiums paid. Amounts received upon surrender or withdrawal (including any outstanding Contract loans) in excess of premiums paid are treated as ordinary income.
Special rules govern the tax treatment of life insurance policies that meet the federal definition of a Modified Endowment Contract under Section 7702A of the Internal Revenue Code. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the Basic Insurance Amount is made (or a rider removed). Under current tax law, pre-death distributions, including loans and assignments, are taxed less favorably under Modified Endowment Contracts. Death Benefit payments under Modified Endowment Contracts, however, like Death Benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary.
Replacement of a Contract – The replacement of life insurance is generally not in your best interest. If you are considering purchasing this Contract to replace an existing contract, you should first consider other options. In some cases, if you require additional life insurance coverage, the benefits of your existing contract can be protected by increasing the insurance amount of your existing contract, if permitted, or by purchasing an additional contract. If you are considering replacing a contract, you should compare the benefits and costs of supplementing your existing contract with the benefits and costs of purchasing a new Contract from us and you should consult with a tax adviser.
Our Ability to Pay Benefits – All insurance benefits, including the Death Benefit, and all guarantees, including those related to the Fixed Rate Option, are general account obligations that are subject to the financial strength and claims paying ability of Pruco Life.
SUMMARY OF RISKS ASSOCIATED WITH THE VARIABLE INVESTMENT OPTIONS
The Account invests in the shares of one or more open-end management investment companies registered under the Investment Company Act of 1940.  Each Variable Investment Option, which invests in a corresponding Fund, has its own investment objective, strategy, and associated risks, which are described in the accompanying Fund prospectuses. Before allocating net premium to a Variable Investment Option, you should read the current Fund prospectus. The income, gains, and losses of one Variable Investment Option have no effect on the investment performance of any other Variable Investment Option.
Amounts you allocate to the Variable Investment Options may grow in value, decline in value or grow less than you expect, depending on the investment performance of the Funds. You bear the investment risk that the Funds may not meet their investment objectives. It is possible to lose your entire investment in the Variable Investment Options.
The Contract offers Variable Investment Options through the Advanced Series Trust (AST). The AST Variable Investment Options are also available in variable annuity contracts we offer. Some of these variable annuity contracts offer a feature that utilizes a predetermined mathematical formula (the “formula”) to manage the guarantees offered in connection with certain optional benefits. The operation of the formula in those variable annuity contracts may result in large-scale asset flows into and out of the Funds corresponding to the Variable Investment Options that are available with your Contract. These asset flows could adversely impact the Funds, including their risk profile, expenses and performance.
SUMMARY OF CHARGES AND EXPENSES
Expenses other than Fund Expenses
The following tables describe the maximum fees and expenses that you could pay when buying, owning, and surrendering the Contract. Generally, our current fees and expenses are lower than the maximum fees and expenses reflected in the following tables.
The first table describes maximum fees and expenses that we deduct from each premium payment, and maximum fees we charge for purchases, surrenders, transfers and other transactions, and certain riders.

Table 1: Transaction and Optional Rider Fees
Charge	When Charge Is Deducted	Amount Deducted

Sales Charge (load) on Premiums	Deducted from premium payments.	2.68%
Premium Based Administrative Charge	Deducted from premium payments.	3.75%
Surrender Charge(1) (Minimum and maximum per $1,000 of Basic Insurance Amount.) _____________ Initial charge for a representative Contract Owner(2)	Upon lapse, surrender, or decrease in Basic Insurance Amount.	From $3.83 to $17.04(3) _____________ $7.68
Transfer fee	Each transfer exceeding 12 in any Contract Year.	$25
Withdrawal fee	Upon withdrawal.	$25
Basic Insurance Amount Decrease fee	Upon decrease in Basic Insurance Amount.	$25
Enhanced Cash Value Rider charge (per $1,000 of Basic Insurance Amount)	One-time charge applied on first month of processing.	$0.75
Overloan Protection Rider fee (percentage of the Contract Fund amount)	One-time charge upon exercising the rider benefit.	3.5%

(1)
The surrender charge amount per $1,000 varies based on the individual characteristics of the insureds, including issue age, sex, and underwriting classification, as well as Contract duration and the addition of optional riders. The maximum surrender charge amount per $1,000 applies in the first Contract Year to insureds age 55 and when both insureds are a smoker substandard class D or worse underwriting classification. The charge decreases to zero by the end of the 14th year.

(2)	Representative insureds are male age 55 and female age 55, both Preferred Best underwriting class, no riders or extras.

(3)	No optional riders have been added to the Contract.

The second table describes the maximum Contract fees and expenses that you will pay periodically during the time you own the Contract, not including the Funds’ fees and expenses.

Table 2: Periodic Contract and Optional Rider Charges Other Than the Funds’ Operating Expenses
Charge	When Charge Is Deducted	Amount Deducted
Cost of Insurance (“COI”) for the Basic Insurance Amount. Minimum and maximum charge per $1,000 of the Net Amount at Risk. _____________ Initial COI for a representative Contract Owner(4)	Monthly	From $.00001 to $83.34(1)(2)(3) _____________ $0.00072
Administrative charge for Basic Insurance Amount
Minimum and maximum charge
(charge per $1,000 of Basic Insurance Amount plus a flat fee).
_____________
Initial charge for a representative Contract Owner(4)
	Monthly	$0.04 to $5.07 plus $10(2)(8) _____________ $0.27 plus $10(9)
Mortality and Expense Risk charge (Calculated as a percentage of assets in Variable Investment Options.)	Daily	0.50%(5)
Additional mortality charge for risk associated with certain health conditions, occupations, avocations, or aviation risks. (Flat extra per $1,000 of Basic Insurance Amount.)	Monthly	From $0.10 to $2.08(2)(6)
Estate Protection Rider charge(9) (charge per $1,000 of rider coverage amount) _____________ Initial charge for a representative Contract Owner(4)	Monthly	From $0.05001 to $29.88(1)(2) _____________ $0.0507

Net interest on loans(7)	Annually	1% for standard loans. 0.05% for preferred loans.

(1)	The charge per $1,000 varies based on the individual characteristics of the insureds, including such characteristics as age, sex, and underwriting classification, as well as Contract duration.

(2)
The charge shown in the table may not be representative of the charge that a particular Contract Owner will pay. You may obtain more information about the particular charges that apply to you by contacting your Pruco Life representative.

(3)	The highest COI rate is charged for older Attained Ages with worse underwriting classifications.

(4)	Representative insureds are male age 55 and female age 55, both Preferred Best underwriting class, with a $1,000,000 Basic Insurance Amount.

(5)	The daily charge is based on the effective annual rate shown.

(6)	The amount and duration of the charge per $1,000 will vary based on individual circumstances including issue age, type of risk, and the frequency of exposure to the risk.

(7)
The net interest on loans reflects the net difference between a standard loan with an effective annual interest rate of 2% and an effective annual interest credit equal to 1%. Preferred loans are charged a lower effective annual interest rate.

(8)	The charge per $1,000 varies based on the individual characteristics of the insureds, including such characteristics as age, sex, and underwriting classification, as well as Basic Insurance Amount.

(9)	Duration of the charge is limited.

Fund Expenses
This table shows the minimum and maximum total operating expenses charged by the Funds that you will pay periodically during the time you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each of the Funds.

Total Annual Fund Operating Expenses	Minimum	Maximum
(Expenses that are deducted from the Funds’ assets, including management fees, any distribution [and/or service] (12b-1) fees, and other expenses, but not including reductions for any fee waiver or other reimbursements.)	0.32%	1.26%
GENERAL DESCRIPTIONS OF PRUCO LIFE INSURANCE COMPANY, THE REGISTRANT, AND THE FUNDS
Pruco Life Insurance Company
Pruco Life Insurance Company ("Pruco Life", “us”, “we”, or “our”) is a stock life insurance company, organized on December 23, 1971, under the laws of the state of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York. Our principal Executive Office is located at 213 Washington Street, Newark, New Jersey 07102.
The Pruco Life Variable Universal Account
We have established a Separate Account, the Pruco Life Variable Universal Account (the "Account" or the "Registrant") to hold the assets that are associated with the Contracts. The Account was established on April 17, 1989, under Arizona law and is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The Account meets the definition of a "Separate Account" under the federal securities laws. The Account holds assets that are segregated from all of our other assets. Thus, such assets that are held in support of client accounts are not chargeable with liabilities arising out of any other business Pruco Life conducts.
We are the legal owner of the assets in the Account. We will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Contracts. In addition to these assets, the Account's assets may include funds contributed by us to commence operation of the Account and may include accumulations of the charges we make against the Account. From time to time we will transfer capital contributions to our general account. We will consider any possible adverse impact the transfer might have on the Account before making any such transfer.
Income, gains and losses credited to, or charged against, the

Account reflect the Account’s own investment experience and not the investment experience of our other assets. The assets of the Account that are held in support of client accounts may not be charged with liabilities that arise from any other business we conduct.
We are obligated to pay all amounts promised to Contract Owners under the Contract. The obligations to Contract Owners and beneficiaries arising under the Contracts are our general corporate obligations. Guarantees and benefits within the Contract are subject to our claims paying ability.
You may invest in one or a combination of the available Variable Investment Options. When you choose a Variable Investment Option, we purchase shares of the corresponding Fund or a separate investment series of a Fund which are held as an investment for that option. We hold these shares in the Account.
The Funds
This Contract offers Funds managed by AST Investment Services, Inc. and PGIM Investments LLC, both of which are affiliated companies of Pruco Life (“Affiliated Funds”), and Funds managed by companies not affiliated with Pruco Life ("Unaffiliated Funds"). Pruco Life and its affiliates (“Prudential Companies”) receive fees and payments from both the Affiliated Funds and the Unaffiliated Funds. We consider the amount of these fees and payments when determining which Funds to offer through the Contract. Affiliated Funds may provide Prudential Companies with greater fees and payments than Unaffiliated Funds. Because of the potential for greater profits earned by the Prudential Companies with respect to the Affiliated Funds, we have an incentive to offer Affiliated Funds over Unaffiliated Funds. As indicated next to each Fund's description in the tables that follow, each Fund has one or more subadvisers that provide certain day to day investment management services. We have an incentive to offer Funds with certain subadvisers, either because the subadviser is a Prudential Company or because the subadviser provides payments or support, including distribution and marketing support, to the Prudential Companies. We may consider those subadviser financial incentive factors in determining which Funds to offer under the Contract. Also, in some cases, we offer Funds based on the recommendations made by selling broker-dealer firms. These firms may receive payments from the Funds they recommend and may benefit accordingly from allocations of Contract Fund value to the Variable Investment Options that invest in these Funds. Allocations made to all Affiliated Funds benefit us financially. See Service Fees Payable to Pruco Life following the table below for more information about fees and payments we may receive from Funds and/or their affiliates.
Pruco Life has selected the Funds for inclusion as investment options under this Contract in Pruco Life’s role as issuer of this Contract. We may remove or add additional Variable Investment Options in the future. We may consider the potential risk to us of offering a Fund in light of the benefits provided by the Contract.
PGIM Investments LLC serves as the investment manager for the Prudential Series Fund (PSF) and certain Funds of the Advanced Series Trust (AST). PGIM Investments LLC and AST Investment Services, Inc. serve as co-investment managers of the other Funds of AST.
The investment management agreements for PSF and AST provide that the investment manager or co-investment managers (the “Investment Managers”) will furnish each applicable Fund with investment advice and administrative services subject to the supervision of the Board of Trustees and in conformity with the stated policies of the applicable Fund. The investment managers must also provide, or obtain and supervise, the executive, administrative, accounting, custody, transfer agent and shareholder servicing services that are deemed advisable by the Board.
The investment managers or subadvisers for the Funds charge a daily investment management fee as compensation for their services. Allocations made to all AST and PSF Funds benefit us financially because fees are paid to us or our affiliates by the AST and PSF Funds. More detailed information, including a full description of these fees, is available in the attached Fund prospectuses.
Each Fund is detailed in a separate summary prospectus that is provided with this prospectus. You should read the Fund prospectuses before you decide to allocate assets to the Variable

Investment Options. The Variable Investment Options that you select are your choice – we do not provide investment advice, nor do we recommend any particular Variable Investment Option. There is no assurance that the investment objectives of the Funds will be met. Please refer to the tables below to see which Variable Investment Options you may choose.
In the future, it may become disadvantageous for Separate Accounts of variable life insurance and variable annuity contracts to invest in the same Funds. Neither the companies that invest in the Funds nor the Funds currently foresee any such disadvantage. The Board of Directors for each Fund intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity Contract Owners and to determine what action, if any, should be taken. Material conflicts could result from such things as:

(1)	changes in state insurance law;

(2)	changes in federal income tax law;

(3)	changes in the investment management of any Fund; or

(4)	differences between voting instructions given by variable life insurance and variable annuity Contract Owners.
The terms “Fund” and “Portfolio” are largely used interchangeably. Some of the Funds use the term “Fund” and others use the term “Portfolio” in their respective prospectuses.
A Fund may have a similar name, investment objective, or investment policy resembling those of a mutual fund managed by the same investment adviser or subadviser that is sold directly to the public. Despite such similarities, there can be no assurance that the investment performance of any such Fund will resemble that of the publicly available mutual fund.
The tables below reflect the Funds in which the Account invests, their investment objectives, and each Fund’s investment subadvisers. For Funds with multiple subadvisers, each subadviser manages a portion of the assets for that Fund. The AST Balanced Asset Allocation Portfolio and the AST Preservation Asset Allocation Portfolio each invests primarily in shares of other Funds, which are managed by the subadvisers of those Funds.
Although the PSF Government Money Market Portfolio is designed to be a stable investment option, it is possible to lose money in that Variable Investment Option. For example, when prevailing short-term interest rates are very low, the yield on the PSF Government Money Market Portfolio may be so low that, when Fund and Contract charges are deducted, you experience a negative return.

Affiliated Funds
Variable Investment Option	Investment Objective Summary	Subadviser
ADVANCED SERIES TRUST
AST Advanced Strategies Portfolio
Seeks a high level of absolute return by using traditional and non-traditional investment strategies and by investing in domestic and foreign equity and fixed income securities, derivative instruments and other investment companies.

Brown Advisory LLC; Loomis, Sayles & Company, L.P.; LSV Asset Management; Pacific Investment Management Company, LLC; PGIM Fixed Income.; PGIM Investments LLC; Quantitative Management Associates LLC; T. Rowe Price Associates, Inc.; William Blair Investment Management, LLC

AST Balanced Asset Allocation Portfolio	Seeks to obtain the highest potential total return consistent with its specified level of risk tolerance.	PGIM Investments LLC; Quantitative Management Associates LLC
AST BlackRock Global Strategies Portfolio	Seeks a high total return consistent with a moderate level of risk.	BlackRock Financial Management, Inc.; BlackRock International Limited
AST BlackRock Low Duration Bond Portfolio	Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock Financial Management, Inc.

Affiliated Funds
Variable Investment Option	Investment Objective Summary	Subadviser
AST BlackRock/Loomis Sayles Bond Portfolio	Seeks to maximize total return, consistent with preservation of capital and prudent investment management.	BlackRock Financial Management, Inc.; BlackRock International Limited; BlackRock (Singapore) Limited; Loomis, Sayles & Company, L.P.
AST FI Pyramis® Quantitative Portfolio	Seeks long-term capital growth balanced by current income.	FIAM LLC
AST Goldman Sachs Mid-Cap Growth Portfolio	Seeks long-term growth of capital.	Goldman Sachs Asset Management, L.P.
AST Hotchkis & Wiley Large-Cap Value Portfolio	Seeks current income and long-term growth of income, as well as capital appreciation.	Hotchkis and Wiley Capital Management, LLC
AST International Value Portfolio	Seeks capital growth.	Lazard Asset Management LLC; LSV Asset Management
AST J.P. Morgan International Equity Portfolio	Seeks capital growth.	J.P. Morgan Investment Management, Inc.
AST J.P. Morgan Strategic Opportunities Portfolio	Seeks to maximize return compared to the benchmark through security selection and tactical asset allocation.	J.P. Morgan Investment Management, Inc.
AST Loomis Sayles Large-Cap Growth Portfolio	Seeks capital growth. Income realization is not an investment objective and any income realized on the Portfolio’s investments, therefore, will be incidental to the Portfolio’s objective.	Loomis, Sayles & Company, L.P.
AST MFS Global Equity Portfolio	Seeks capital growth.	Massachusetts Financial Services Company
AST MFS Growth Portfolio	Seeks long-term capital growth and future, rather than current income.	Massachusetts Financial Services Company
AST Preservation Asset Allocation Portfolio	Seeks to obtain the highest potential total return consistent with its specified level of risk tolerance.	PGIM Investments LLC; Quantitative Management Associates LLC
AST Prudential Growth Allocation Portfolio (Includes all assets from AST Schroders Global Tactical Portfolio)	Seeks total return.	PGIM Fixed Income.; Quantitative Management Associates LLC
AST RCM World Trends Portfolio	Seeks highest potential total return consistent with its specified level of risk tolerance.	Allianz Global Investors U.S. LLC
AST T. Rowe Price Asset Allocation Portfolio	Seeks a high level of total return by investing primarily in a diversified portfolio of equity and fixed-income securities.	T. Rowe Price Associates, Inc.
AST T. Rowe Price Large-Cap Growth Portfolio
Seeks long-term growth of capital by investing predominantly in the equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth.
T. Rowe Price Associates, Inc.
AST T. Rowe Price Large-Cap Value Portfolio (Formerly AST Value Equity Portfolio effective 9/12/2016; AST Herndon Large-Cap Value Portfolio prior to 9/12/2016)	Seeks maximum growth of capital by investing primarily in the value stocks of larger companies.	T. Rowe Price Associates, Inc.
AST Templeton Global Bond Portfolio	Seeks to provide current income with capital appreciation and growth of income.	Franklin Advisers, Inc.
AST Wellington Management Hedged Equity Portfolio
Seeks to outperform a mix of 50% Russell 3000® Index, 20% MSCI EAFE Index, and 30% Treasury Bill Index over a full market cycle by preserving capital in adverse markets utilizing an options strategy while maintaining equity exposure to benefit from up markets through investments in the Portfolio's Subadviser's equity investment strategies.
Wellington Management Company LLP
PRUDENTIAL SERIES FUND
PSF Conservative Balanced Portfolio - Class I	Seeks total investment return consistent with a conservatively managed diversified portfolio.	PGIM Fixed Income; Quantitative Management Associates LLC

Affiliated Funds
Variable Investment Option	Investment Objective Summary	Subadviser
PSF Diversified Bond Portfolio - Class I	Seeks a high level of income over a longer term while providing reasonable safety of capital.	PGIM Fixed Income
PSF Equity Portfolio - Class I	Seeks long-term growth of capital.	Jennison Associates LLC
PSF Flexible Managed Portfolio - Class I	Seeks total return consistent with an aggressively managed diversified portfolio.	PGIM Fixed Income.; Quantitative Management Associates LLC
PSF Global Portfolio - Class I	Seeks long-term growth of capital.	Brown Advisory, LLC; LSV Asset Management; Quantitative Management Associates LLC; T. Rowe Price Associates, Inc.; William Blair Investment Management, LLC
PSF Government Money Market Portfolio - Class I (Formerly PSF Money Market)	Seeks maximum current income consistent with the stability of capital and the maintenance of liquidity.	PGIM Fixed Income
PSF High Yield Bond Portfolio - Class I	Seeks high total return.	PGIM Fixed Income
PSF Jennison Portfolio - Class I	Seeks long-term growth of capital.	Jennison Associates LLC
PSF Jennison 20/20 Focus Portfolio - Class I	Seeks long-term growth of capital.	Jennison Associates LLC
PSF SP Prudential U.S. Emerging Growth Portfolio - Class I	Seeks long-term capital appreciation.	Jennison Associates LLC
PSF SP Small-Cap Value Portfolio - Class I	Seeks long-term growth of capital.	Goldman Sachs Asset Management, L.P.
PSF Stock Index Portfolio - Class I	Seeks investment results that generally correspond to the performance of publicly-traded common stocks.	Quantitative Management Associates LLC
PSF Value Portfolio - Class I	Seeks capital appreciation.	Jennison Associates LLC

Unaffiliated Funds
Variable Investment Option	Investment Objective Summary	Investment Adviser/Subadviser
AMERICAN FUNDS INSURANCE SERIES®
American Funds Insurance Series® Blue Chip Income and Growth Fund - Class 2	Seeks to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.	Capital Research and Management CompanySM
American Funds Insurance Series® Growth Fund - Class 2	Seeks to provide growth of capital.	Capital Research and Management CompanySM
American Funds Insurance Series® Growth-Income Fund- Class 2	Seeks to achieve long-term growth of capital and income.	Capital Research and Management CompanySM
American Funds Insurance Series® International Fund - Class 2	Seeks to provide long-term growth of capital.	Capital Research and Management CompanySM
Dreyfus
Dreyfus Sustainable U.S. Equity Portfolio, Inc. - Service Shares (Formerly Dreyfus Socially Responsible Growth Fund, Inc.)	Seeks long-term capital appreciation.	The Dreyfus Corporation/Newton Investment Management (North America) Limited
FIDELITY® VARIABLE INSURANCE PRODUCTS
Fidelity® VIP Index 500 Portfolio - Service Class 2	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Fidelity Management & Research Company/Geode Capital Management, LLC; FMR Co., Inc.
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Mutual Shares VIP Fund - Class 2	Seeks capital appreciation, with income as a secondary goal.	Franklin Mutual Advisers, LLC

Unaffiliated Funds
Variable Investment Option	Investment Objective Summary	Investment Adviser/Subadviser
MFS® VARIABLE INSURANCE TRUST
MFS® Utilities Series - Initial Class	Seeks total return.	Massachusetts Financial Services Company
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Neuberger Berman AMT Socially Responsive Portfolio - Class S	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund’s financial criteria and social policy.	Neuberger Berman Investment Advisers LLC
TOPS - THE OPTIMIZED PORTFOLIO SYSTEM®
TOPS® Aggressive Growth ETF Portfolio - Class 2	Seeks capital appreciation.	ValMark Advisers, Inc./Milliman Inc.
TOPS® Balanced ETF Portfolio - Class 2	Seeks income and capital appreciation.	ValMark Advisers, Inc./Milliman Inc.
TOPS® Conservative ETF Portfolio - Class 2	Seeks to preserve capital and provide moderate income and moderate capital appreciation.	ValMark Advisers, Inc./Milliman Inc.
TOPS® Growth ETF Portfolio - Class 2	Seeks capital appreciation.	ValMark Advisers, Inc./Milliman Inc.
TOPS® Managed Risk Balanced ETF Portfolio - Class 2	Seeks to provide income and capital appreciation with less volatility than the fixed income and equity markets as a whole.	ValMark Advisers, Inc./Milliman Inc.
TOPS® Managed Risk Growth ETF Portfolio - Class 2	Seeks capital appreciation with less volatility than the equity markets as a whole.	ValMark Advisers, Inc./Milliman Inc.
TOPS® Managed Risk Moderate Growth ETF Portfolio - Class 2	Seeks capital appreciation with less volatility than the equity markets as a whole.	ValMark Advisers, Inc./Milliman Inc.
TOPS® Moderate Growth ETF Portfolio - Class 2	Seeks capital appreciation.	ValMark Advisers, Inc./Milliman Inc.
Service Fees Payable to Pruco Life
We and our affiliates receive substantial payments from the Funds and/or related entities, such as the Funds’ advisers and subadvisers. Because these fees and payments are made to us and our affiliates, allocations you make to the Funds benefit us financially. In selecting Funds available under the Contract, we consider the payments that will be made to us.
We receive Rule 12b-1 fees which compensate us and our affiliate, Pruco Securities, LLC, for distribution and administrative services (including recordkeeping services and the mailing of prospectuses and reports to Contract Owners). These fees are paid by the Funds out of each Fund’s assets and are therefore borne by Contract Owners. We also receive administrative services payments, some of which are paid by the Funds and some of which are paid by the advisers of the Funds or their affiliates and are referred to as “revenue sharing” payments. As of May 1, 2017, the maximum combined 12b-1 fees and administrative services payments we receive with respect to a Fund are equal to an annual rate of 0.50% of the average assets allocated to the Fund under the Contract. We expect to make a profit on these fees and payments and consider them when selecting the Funds available under the Contract.
In addition, an adviser or subadviser of a Fund or a distributor of the Contract may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Contract. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker-dealer firms’ registered representatives, and creating marketing material discussing the Contract, available options, and Funds. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, subadviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser’s, subadviser’s or distributor’s participation. These payments or reimbursements may not be offered by all advisers, subadvisers, or distributors and the amounts of such payments may vary between and among each adviser, subadviser, and distributor depending on their respective participation.
In addition to the payments that we receive from Funds and/or their affiliates, those same Funds and/or their affiliates may make payments to us and/or other insurers within the Prudential Financial group related to the offering of investment options within variable annuities or life insurance offered by different Prudential business units.
AST Funds
This Contract offers Variable Investment Options that invest in Funds offered through the Advanced Series Trust (“AST”). The AST Variable Investment Options are also available in variable annuity contracts we offer. Some of these variable annuity contracts offer optional living benefits that utilize a predetermined mathematical formula (the “formula”) to manage the guarantees offered in connection with those optional benefits. The formula monitors each annuity contract owner’s account value daily and, if necessary, will systematically transfer amounts among investment options. The formula transfers funds between the Variable Investment Options for those variable annuity contracts and an AST bond Portfolio (the AST bond Portfolio is not available in connection with the life Contracts offered through this prospectus). You should be aware that the operation of the formula in those variable annuity contracts may result in large-scale asset flows into and out of the Funds corresponding to the Variable Investment Options that are available with your

Contract. These asset flows could adversely impact the Funds, including their risk profile, expenses and performance. Because transfers between the Variable Investment Options and the AST bond Portfolio can be frequent and the amount transferred can vary from day to day, any of the Funds could experience the following effects, among others:

(a)
a Fund’s investment performance could be adversely affected by requiring a subadvisor to purchase and sell securities at inopportune times or by otherwise limiting the subadvisor’s ability to fully implement the Fund’s investment strategy;

(b)
the subadvisor may be required to hold a larger portion of assets in highly liquid securities than it otherwise would hold, which could adversely affect performance if the highly liquid securities underperform other securities (e.g., equities) that otherwise would have been held; and

(c)
a Fund may experience higher turnover and greater negative asset flows than it would have experienced without the formula, which could result in higher operating expense ratios and higher transaction costs for the Fund compared to other similar funds.

The efficient operation of the asset flows among Funds triggered by the formula depends on active and liquid markets. If market liquidity is strained, the asset flows may not operate as intended. For example, it is possible that illiquid markets or other market stress could cause delays in the transfer of cash from one Fund to another Fund, which in turn could adversely impact performance.
Before you allocate to the Variable Investment Options with the AST Portfolios listed above, you should consider the potential effects on the Funds that are the result of the operation of the formula in the variable annuity contracts that are unrelated to your Contract. Please work with your financial professional to determine which Variable Investment Options are appropriate for your needs.
Voting Rights
We are the legal owner of the shares of the Funds associated with the Variable Investment Options. However, we vote the shares according to voting instructions we receive from Contract Owners. We will mail you a proxy, which is a form you need to complete and return to us, to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We vote shares for which we do not receive instructions, and any other shares that we own in our own right, in the same proportion as the shares for which instructions are received. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. We will also “mirror vote” shares that are owned directly by us or an affiliate (excluding shares held in the separate account of an affiliated insurer). In addition, because all the shares of a given Fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that Fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the Fund’s shareholder meeting and towards the ultimate outcome of the vote. Thus, under “mirror voting”, it is possible that the votes of a small percentage of Contract Owners who actually vote will determine the ultimate outcome. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the Fund that require a vote of shareholders. We may change the way your voting instructions are calculated if it is required by federal or state regulation. We reserve the right to change the voting procedures described above if applicable federal securities laws or SEC rules change in the future.
We may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the Funds or to approve or disapprove an investment advisory contract for the Fund. In addition, we may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds associated with the available Variable Investment Options, provided that we reasonably disapprove such changes in accordance with applicable federal or state regulations. If we disregard Contract Owner voting instructions, we will advise Contract Owners of our action and the reasons for such action in the next available annual or semi-annual report.
Substitution of Variable Investment Options
We may substitute one or more of the available Variable Investment Options. We may terminate the availability of any Variable Investment Option at any time. If we do so, you will no longer be permitted to allocate additional investments to the option, either by premium payment or transfer. We would not do this without any necessary SEC and/or state approval. You will be given specific notice in advance of any substitution we intend to make.
The Fixed Rate Option
You may choose to invest, initially or by transfer, all or part of your Contract Fund to the Fixed Rate Option. This amount becomes part of our general account. The general account consists of all assets owned by us other than those in the Account and in other separate accounts that have been or may be established by us. Subject to applicable law, we have sole discretion over the investment of the general account assets, and Contract Owners do not share in the investment experience of those assets. Instead, we guarantee that the part of the Contract Fund allocated to the Fixed Rate Option will accrue interest daily at an effective annual rate that we declare periodically, but not less than an effective annual rate of 1%. We are not obligated to credit interest at a rate higher than an effective annual rate of 1%, although we may do so. The fulfillment of our guarantee under this benefit is dependent on our claims paying ability.
Transfers out of the Fixed Rate Option are subject to strict limits. See Transfers/Restrictions on Transfers. The payment of any Cash Surrender Value attributable to the Fixed Rate Option may be delayed up to six months. See When Proceeds Are Paid.
If you exercise the Overloan Protection Rider, any remaining unloaned Contract Fund value will be transferred to the Fixed Rate Option, and transfers out of the Fixed Rate Option and into the Variable Investment Options will no longer be permitted. See Loans.
Because of exemptive and exclusionary provisions, interests in the Fixed Rate Option under the Contract have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940.
CHARGES AND EXPENSES
There are charges and other expenses associated with the Contract that reduce the return on your investment. These charges and expenses are described below. Most charges, although not all, are made by reducing the Contract Fund.

Monthly charges are generally deducted proportionately (or as you directed, see Allocated Charges) from the dollar amounts held in each of the chosen investment options.
In several instances we use the terms "maximum charge" and "current charge." The "maximum charge", in each instance, is the highest charge that we may make under the Contract. The "current charge", in each instance, is the amount that we now charge, which may be lower than maximum charges. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge. We will supplement this prospectus to reflect any increase in a current charge, up to the maximum charge, before the change is implemented.
Current charges deducted from premium payments and the Contract Fund may change from time to time, subject to maximum charges. Any changes to any of these current charges will be in consideration of one or more factors such as mortality, expenses, taxes, interest, investment experience, Contract funding, Net Amount at Risk, profit and/or persistency, which is the length of time Contracts like this one and other contracts stay in effect. Premium based administrative charges will be set at one rate for all Contracts like this one. Changes in other charges will be by class. We will not recoup prior losses or distribute prior gains by means of these changes.
The charges under the Contract are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Contract. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the Contract. If, as we expect, the charges that we collect from the Contract exceed our total costs in connection with the Contract, we will earn a profit. Otherwise, we will incur a loss. The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the Contract. We may reduce stated fees under particular contracts as to which, due to economies of scale and other factors, our administrative costs are reduced.
Sales Charge on Premium
We charge a 2.68% sales charge on premiums received in all Contract Years. This charge, often called a “sales load”, is deducted to compensate us for the costs of selling the Contracts, including commissions, advertising, and the printing and distribution of prospectuses and sales literature.
Premium Based Administrative Charge
We may charge up to 3.75% of premiums received for a premium based administrative charge, which includes any federal, state or local income, premium, excise, business tax or any other type of charge (or component thereof) measured by or based upon the amount of premium we receive. This charge is made up of two parts, which currently equal a total of 3.75% of the premiums received.
The first part is a charge for state and local premium taxes. The current amount for this first part is 2.5% of the premium and is our estimate of the average burden of state taxes generally. The rate applies uniformly to all Contract Owners without regard to location of residence. Actual tax rates vary from jurisdiction to jurisdiction and generally range from 0% to 5% (but may exceed

5% in some instances). We may collect more for this charge than we actually pay for state and local premium taxes.
The second part is a charge for federal income taxes measured by premiums. The current amount for this second part is 1.25% of the premium. We believe that this charge is a reasonable estimate of an increase in our federal income taxes resulting from an Internal Revenue Code provision which requires us to capitalize and amortize a percentage of premiums received each year. The required amortization period is 10 years. This charge is intended to recover this increased tax. See Company Taxes.
Surrender Charge
We assess a surrender charge if during the first 14 Contract Years the Contract lapses, is surrendered, or the Basic Insurance Amount is decreased (including as a result of a withdrawal or a Death Benefit type change). These surrender charges compensate us for costs associated with the Contracts, such as: processing applications, conducting examinations, determining insurability and each insured’s rating class, and establishing records. While the amount of the surrender charge decreases over time, it may be a substantial portion of, or even equal to, your Contract Fund. We do not deduct a surrender charge from the Death Benefit if both insureds die during this period.
We deduct the maximum surrender charge that applies to your Contract in the early durations. The maximum initial surrender charge we deduct ranges from $3.83 to $17.04 per $1,000 of Basic Insurance Amount. For example, the maximum initial surrender charge for a Contract with insureds: male age 55 and female age 55, Preferred Best underwriting class, and with no riders or extras, is $7.68 per $1,000 of Basic Insurance Amount. Your actual charge will vary by the insureds’ age, sex, and underwriting classification, optional riders added to the Contract, and Contract duration. A schedule showing maximum surrender charges for a full surrender occurring each year that a surrender charge may be payable is found in the data pages of your Contract. The charge decreases to zero by the end of the 14th year.
The chart below provides an example of the surrender charge applied to Contract with male and female insureds, both age 55 at Contract issuance, both Preferred Best underwriting class, and with no extras or optional riders. You may obtain more information about the particular surrender charge that applies to you by contacting your Pruco Life representative.

Sample Surrender Charges
Surrender occurring during Contract Year:	Amount per $1,000 of Basic Insurance Amount:
1	$7.68
2	$7.46
3	$7.24
4	$7.02
5	$6.80
6	$6.58
7	$6.58
8	$6.58
9	$6.58
10	$6.58
11	$5.27
12	$3.95

13	$2.63
14	$1.32
15+	$0.00
If, during the first 14 Contract Years, the Basic Insurance Amount is decreased (including as a result of a withdrawal or a change in type of Death Benefit) we may deduct a percentage of the surrender charge. The percentage will be the amount by which the new Basic Insurance Amount is less than the threshold amount, divided by the threshold amount. The threshold amount is the lowest Basic Insurance Amount since the Contract was issued. After this transaction, a corresponding new surrender charge schedule will be determined to reflect that portion of surrender charges deducted in the past.
Cost of Insurance
We deduct a monthly cost of insurance ("COI") charge from the Contract Fund. The purpose of this charge is to compensate us for the cost of providing insurance coverage. Upon the second death of the two insureds, the amount payable to the beneficiary (assuming there is no Contract Debt) is larger than the Contract Fund - significantly larger if both insureds die in the early years of a Contract. The COI charges collected from all Contract Owners enables us to pay this larger Death Benefit.
The maximum COI charge is determined by taking the Net Amount at Risk , divided by 1,000, and multiplying by the maximum COI rate. The COI rates vary by Contract duration, as well as the issue age, sex, and underwriting classification of each insured. The rates generally increase over time but are never more than the maximum charges listed in the Contract data pages. The maximum COI rates are based upon the 2017 Commissioner's Standard Ordinary (“CSO”) Mortality Tables. Our current COI charges range from $0.00001 to $83.34 per $1,000 of Net Amount at Risk.
Because COI rates are applied to the Net Amount at Risk to determine the COI charge, a higher Contract Fund value in relation to the Death Benefit will result in a lower Net Amount at Risk and lower COI charge. A lower Contract Fund value in relation to the Death Benefit will result in a higher Net Amount at Risk and a higher COI charge. For Contracts with a Type A Death Benefit, the Net Amount at Risk generally changes as the Contract Fund changes. For Contracts with a Type B Death Benefit, the Net Amount at Risk generally does not change as the Contract Fund changes. For Contracts with a Type C Death Benefit, the Net Amount at Risk generally changes as the Contract Fund changes and as premium payments are made. See Types of Death Benefit.
The following table provides hypothetical examples of the Net Amount at Risk’s role in determining COI charges. The examples assume a $1,000,000 Basic Insurance Amount, the Death Benefit meets the definition of life insurance test, and a current monthly COI rate of $1.00 per $1,000 of Net Amount at Risk.

Example Net Amount at Risk Scenarios
Death Benefit Type	Death Benefit amount	Contract Fund value	Net Amount at Risk	Month’s COI charge
Type A	$1,000,000	$125,000	$875,000	$875.00
Type A	$1,000,000	$175,000	$825,000	$825.00
Type B	$1,125,000	$125,000	$1,000,000	$1,000.00
Type B	$1,175,000	$175,000	$1,000,000	$1,000.00
Type C*	$1,075,000	$125,000	$950,000	$950.00
Type C**	$1,100,000	$175,000	$925,000	$925.00

*assumes $75,000 in total premiums paid less withdrawals. **assumes $100,000 in total premiums paid less withdrawals.
Because the Net Amount at Risk is based on your Death Benefit and your Contract Fund, it may be impacted by such factors as investment performance, charges, fees, and premium payments. Paying less premiums, paying premiums late, experiencing poor investment performance, and/or earning less interest may reduce Contract Fund value and increase the Net Amount at Risk, and may also cause the Contract to lapse earlier unless additional premiums are paid. Similarly, paying more premiums, paying premiums earlier, experiencing better market performance, and/or earning more interest may increase Contract Fund value and, in some cases, lower the Net Amount at Risk on which COI charges are based.
Administrative Charge for Basic Insurance Amount
In addition to the COI, each month we deduct from the Contract Fund an administrative charge for the Basic Insurance Amount. This charge is made up of two parts and is intended to compensate us for things like processing claims, keeping records, and communicating with Contract Owners.

(1)	The first part of the charge is a flat monthly fee. Currently, the fee is $7.50 per month.

(2)
The second part of the charge is an amount per $1,000 of the Basic Insurance Amount. The amount varies by each insured’s issue age, sex, and underwriting classification, as well as by Basic Insurance Amount. Generally, the rate per $1,000 of Basic Insurance Amount is higher for older issue ages and for higher-risk underwriting classifications. Currently, we deduct this part of the charge during the first seven Contract Years.

The following table provides examples of the administrative charge per $1,000 of Basic Insurance Amount. The examples assume a $1,000,000 Basic Insurance Amount.

Sample Administrative Charges: (per $1,000 rates)
Issue age of both insureds	Male and Female Nonsmoker	Male and Female Smoker
35	$0.10	$0.10
45	$0.16	$0.16
55	$0.30	$0.32
65	$0.53	$0.55
The highest charge per thousand is $5.07 and applies to Contracts with both insureds age 85 at issue and when both are smokers with substandard class D or higher underwriting classification. The lowest charge per thousand is $0.04 and applies to nonsmoking classes at younger ages. The amount of the maximum charge that applies to your particular Contract is shown on the Contract’s data pages under the heading “Adjustments to the Contract Fund.”
Mortality and Expense Risk Charge
Each day we deduct a charge from the assets of the Variable Investment Options in an amount equivalent to an effective annual rate of up to 0.50%. Currently, we charge 0.25%. This charge is intended to compensate us for assuming mortality and expense risks under the Contract. The mortality risk we assume is that insureds may live for shorter periods of time than we estimated when mortality charges were determined. The expense risk we assume is that expenses incurred in issuing and administering the Contract will be greater than we estimated in fixing our administrative charges. This charge is not assessed against amounts allocated to the Fixed Rate Option.
Additional Mortality Charge for Certain Risks
We may assess an additional charge on a permanent or temporary basis for unique or specific mortality risks that exceed our standard underwriting guidelines. This additional charge or "flat extra" is charged as a dollar amount per $1,000 of Basic Insurance Amount.
Generally, a permanent flat extra rating is assessed for non-medical risks such as aviation. A temporary flat extra charge is used in scenarios where mortality risk is higher in the earlier Contract Years and reduces in later years, such as may be the case for certain occupational and avocational risks and for some insureds with cancer histories. The actual dollar amounts are initially determined through the research completed for the activity or impairment during the underwriting process. The flat extra charge per $1,000 will vary based on individual circumstances of each insured, including issue age, type of risk, and the frequency of exposure to the risk.
Transaction Charges

(a)	We may charge a Transfer fee of up to $25 for each transfer exceeding 12 in any Contract Year. Currently, we do not charge a transaction fee for transfers.

(b)
We may charge a Withdrawal fee of up to $25 in connection with each withdrawal. Currently, we do not charge an transaction fee for withdrawals. Surrender charge may apply. See Surrender Charge and Withdrawals.

(c)
We may charge a Basic Insurance Amount Decrease fee of up to $25 for any decrease in Basic Insurance Amount. Currently, we do not charge a transaction fee for a decrease in the Basic Insurance Amount. Surrender charge may apply. See Surrender Charge and Decreases in Basic Insurance Amount.

Charges for Rider Coverage
You may add one or more riders to the Contract. The following riders are charged for separately.
Enhanced Cash Value Rider – We deduct a one-time charge during the first monthly deduction on the Contract for this rider, which provides an Additional Amount upon full surrender of the Contract for its surrender value. The charge (current and maximum) is $0.75 per $1,000 of Basic Insurance Amount.
Estate Protection Rider – We deduct a monthly charge for this rider, which provides for an additional Death Benefit amount if both insureds die within four years of the Contract Date. The current charge ranges from $0.02 to $19.94 per $1,000 of the Estate Protection Rider amount and is based on the issues ages, sex, and underwriting classification of the insureds, as well as Contract duration. The charge is deducted for the first four Contract Years.

Overloan Protection Rider – We deduct a fee of 3.5% of your Contract Fund amount if you exercise this rider, which can guarantee protection against lapse due to Contract Debt.
Net Interest on Loans
Interest charged on a loan accrues daily. We charge interest on the full loan amount, including all unpaid interest. Interest is due on the earlier of each Contract Anniversary or when the loan is paid back. The net interest on loans reflects the net difference between the interest rates charged and credited. A standard loan has an effective annual interest rate of 2%. A preferred loan has an effective annual rate of 1.05%. All loans have an effective annual interest credit equal to 1%. See Loans.
Fund Expenses
The Funds deduct charges from and pay expenses out of the investment as described in each Fund's prospectus.
Allocated Charges
You may select up to two investment options from which we deduct your Contract's monthly charges. Monthly charges include the: (1) COI charge, (2) Administrative Charge for Basic Insurance Amount, (3) applicable rider charges, and (4) any additional mortality charge for extra risk classification. Allocations must be designated in whole percentages and total 100%. For example, 33% can be selected but 331/3% cannot.
If there are insufficient funds in one or both of your selected investment options to cover the monthly charges, the selected investment option(s) will be reduced to zero. Any remaining charge will generally be deducted from your other Variable Investment Options and the Fixed Rate Option proportionately to the dollar amount in each. Furthermore, if you do not specify an allocation of monthly charges, we will generally deduct monthly charges proportionately from all your investment options.
Charges After Age 121
Beginning on the first Contract Anniversary on or after the younger insured’s 121st birthday, we will no longer accept premiums or deduct monthly charges from the Contract Fund. You may continue the Contract until both insureds have died, or until you surrender the Contract for its Cash Surrender Value. You may continue to make transfers, loans, loan repayments, and withdrawals, subject to the limitations on these transactions described elsewhere in this prospectus. We will continue to make daily deductions for mortality and expense risk charges, and the Funds will continue to charge operating expenses, if you have amounts in the Variable Investment Options. Any Contract loan will remain outstanding and continue to accrue interest until it is repaid. The Contract can only lapse if Contract Debt grows to be equal to or more than the cash value.
PERSONS HAVING RIGHTS UNDER THE CONTRACT
Contract Owner
Generally, the Contract Owners are the insureds, jointly. There are circumstances when the Contract Owner is not one or both of the insureds. There may also be more than one other Contract Owner. If the Contract Owner is not the insureds or there is more than one other Contract Owner, they will be named in an endorsement to the Contract. This ownership arrangement will remain in effect unless you ask us to change it.
You may change the ownership of the Contract by sending us a request. We may ask you to send us the Contract to be endorsed. Once we receive your request, and the Contract if we ask for it, we will file and record the change, and it will take effect as of the date the request is received in Good Order at our Service Office.
While at least one insured is living, the Contract Owner is entitled to any Contract benefit and value. Only the Contract Owner is entitled to exercise any right and privilege granted by the Contract or granted by us. For example, the Contract Owner is entitled to surrender the Contract, access Contract values through loans or withdrawals, assign the Contract, and to name or change the beneficiary. If the Contract is jointly owned, the exercise of any right or privilege under this Contract must be made by all Contract Owners.

Beneficiary
The beneficiary is entitled to receive any benefit payable upon the death of the second of two insureds. You may designate or change a beneficiary by sending us a request. We may ask you to send us the Contract to be endorsed. Once we receive your request in Good Order at our Service Office, and the Contract if we ask for it, we will file and record the change and it will take effect as of the date you sign the request. However, if we make any payment(s) before we receive the request, we will not have to make the payment(s) again. When we are made aware of an assignment, we will recognize the assignee’s rights before any claim payments are made to the beneficiary. When a beneficiary is designated, any relationship shown is to the insureds, unless otherwise stated.
OTHER GENERAL CONTRACT PROVISIONS
Assignment
This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without our consent. We assume no responsibility for the validity or sufficiency of any assignment. We will not be obligated to comply with any assignment unless we receive a copy at our Service Office.
Canceling the Contract
Generally, you may return the Contract for a refund within 10 days after you receive it (or within any longer period of time required by state law). You will receive the greater of (1) the Contract Fund (which includes any investment results) plus the amount of any charges that have been deducted or (2) all premium payments made (including premium payments made more than 10 days after you receive the Contract, but within any longer free-look period of time required by state law), less any applicable federal and state income tax withholding.
A Contract returned during the “free-look” period shall be deemed void from the beginning, and not considered a surrender or withdrawal.
Incontestability
We will not contest the Contract after it has been in-force during the lifetime of one or both insureds for two years from the Contract Date, the reinstatement date, or the effective date of any change made to the Contract that requires our approval and would increase our liability. Ninety days prior to the end of the second Contract Year and at the end of each two-year contestable period following a reinstatement, we will mail you a notice requesting that you tell us if either insured has died. Failure to tell us of the death of an insured will not avoid a contest, if we have a basis for one, even if premium payments continue to be made. Any action of contest shall commence promptly on notice of death.

Misstatement of Age or Sex
If an insured’s stated age or sex or both are incorrect in the Contract, we will adjust the Death Benefit payable and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insureds’ correct age and sex. Adjustments to the Death Benefit for misstatements of age or sex are not restricted to the incontestability provision described above.
Settlement Options
The Contract grants to most Contract Owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds. Under the Contract, the Death Benefit may be paid in a single sum or under one of the optional modes of settlement. Any Pruco Life representative authorized to sell this Contract can explain these options upon request.
Simultaneous Death
If both insureds die while the Contract is in-force and we find there is lack of sufficient evidence that they died other than simultaneously, we will assume that the older insured died first.
Suicide Exclusion
If the second-to-die insured, whether sane or insane, dies by suicide within two years from the issue date, this Contract will end without any Death Benefit paid, and we will return the premiums paid less any Contract Debt and less any withdrawals.
If the second-to-die insured, whether sane or insane, dies by suicide within two years from the effective date of a reinstatement, this Contract will end without any Death Benefit paid, and we will return any reinstatement charge and any premiums paid after the reinstatement date less any Contract Debt and less any withdrawals.
LIMITED NO-LAPSE GUARANTEE
Your contract is issued with a limited guarantee against lapse. The guarantee is effective the first ten years of the Contract and provides that the Contract will not lapse as a result of unfavorable investment performance, and a Death Benefit will be paid upon the deaths of both insureds, even if your Contract Fund value drops to zero. The Limited No-Lapse Guarantee is based on premium payments and is not a benefit you need to elect. Withdrawals and outstanding Contract loans may adversely affect the status of the Limited No-Lapse Guarantee.
How We Determine if You Have a Limited No-Lapse Guarantee
We calculate your Contract's Accumulated Net Payments on the Contract Date and on each Monthly Date of the first ten Contract Years. Accumulated Net Payments equal the premiums you paid less any withdrawals you took. For Contracts that had previously lapsed because of excess Contract Debt, we also subtract the Contract Debt in effect at the time of lapse. If you have an outstanding Contract loan, the Limited No-Lapse Guarantee will not keep the Contract in-force.
We also calculate Limited No-Lapse Guarantee Values. These are values used solely to determine if a Limited No-Lapse Guarantee is in effect and vary by Basic Insurance Amount, optional benefits selected, and the issue age, sex, and underwriting classification of each insured. These are not cash values that you can realize by surrendering the Contract, nor are they payable Death Benefits.
On each Monthly Date, we will compare your Accumulated Net Payments to the Limited No-Lapse Guarantee Value. If your Accumulated Net Payments equal or exceed the Limited No-Lapse Guarantee Value, and there is no Contract Debt, then the Contract is kept in-force, regardless of the amount in the Contract Fund.
The following table provides sample Limited No-Lapse Guarantee Values. The example assumes: (1) the insureds are male age 55 and female age 55, Preferred Best, with no extra risk charges; (2) a $1,000,000 Basic Insurance Amount and Type A Death Benefit option; (3) no extra benefit riders have been added to the

Contract; and (4) the Cash Value Accumulation Test has been elected for definition of life insurance testing.

Contract Anniversary	Limited No-Lapse Guarantee Value	Contract Anniversary	Limited No-Lapse Guarantee Value
1st	$3,729.96	6th	$22,379.76
2nd	$7,459.92	7th	$26,109.72
3rd	$11,189.88	8th	$29,839.68
4th	$14,919.84	9th	$33,569.64
5th	$18,649.80	10th	$37,299.60

Your Pruco Life representative can supply sample illustrations of various Limited No-Lapse Guarantee Premium amount and frequency combinations that correspond to the Limited No-Lapse Guarantee Values. See the Rider to Provide Lapse Protection for No-Lapse Guarantee information after the first ten years.
RIDERS
Contract Owners may be able to obtain extra fixed benefits, which may require additional charges. These optional insurance benefits will be described in what is known as a "rider" to the Contract. All riders are only available at Contract issuance. The available riders include the following (as described more fully below):

•	Overloan Protection Rider, which guarantees protection against lapse due to loans, even if the Contract Debt exceeds the accumulated Cash Surrender Value of your Contract.

•	Enhanced Cash Value Rider, which provides an Additional Amount upon full surrender of the Contract for its surrender value.

•	Estate Protection Rider, which provides for an additional Death Benefit amount if the insureds die within four years of the Contract Date.

•	Guaranteed Contract Split Option Rider, which allows for the Contract to be exchanged for two separate contracts under certain circumstances.
Additionally, each Contract is issued with an attached Rider to Provide Lapse Protection that is not optional. There is no charge for the Rider to Provide Lapse Protection.
Some riders may depend on the performance of the Account. Rider benefits will no longer be available if the Contract lapses, or if you choose to keep the Contract in-force under the Overloan Protection Rider. Certain restrictions may apply as set forth below. Some riders or features described in this prospectus may be subject to state variations or may not be available in all states. See Appendix A, which is part of your prospectus, for state availability and a description of all material variations to riders and features that differ from the description contained in the prospectus. A Pruco Life representative can explain all of these extra benefits further. We will provide samples of the provisions upon receiving a written request.
Rider to Provide Lapse Protection
Your Contract is issued with an attached Rider to Provide Lapse Protection. Under the Rider to Provide Lapse Protection, beginning in the eleventh Contract year, we agree to keep your Contract in-force and guarantee that your Contract will not lapse, as long as the No-Lapse Guarantee Value is greater than zero and there is no Contract Debt.
On the Contract Date and on each Monthly Date thereafter, we will calculate your No-Lapse Guarantee Value (your No-Lapse Contract Fund, less any Contract Debt). Your No-Lapse Contract Fund is the accumulated value of the prior No-Lapse Contract Fund, plus any no-lapse net premium amounts, plus no-lapse interest, and minus a no-lapse charge factor. Additionally, the No-Lapse Contract Fund is adjusted for any withdrawals, loans, and administrative fees. If the No-Lapse Guarantee Value is greater than zero and there is no Contract Debt, your Contract will remain in-force until the next Monthly Date, even if you experience poor investment results and your Contract's Cash Surrender Value falls to zero or less.
Under the Rider to Provide Lapse Protection, premiums are applied to your No-Lapse Contract Fund as of the date they are received. For any premium we receive in the 60-day period preceding a Contract Anniversary on which the sale charges decrease, we will subtract a no-lapse charge for sales expenses no greater than the amount we would subtract if that premium were received on the Contract Anniversary.
Your No-Lapse Guarantee Value is calculated solely to determine whether your Contract is in-force or in default. These are not cash values that you realize by surrendering the Contract, nor are they payable as Death Benefits, and they do not change your Contract values. The process to calculate your No-Lapse Guarantee Value is similar to the process that determines your actual contract values, however, the No-Lapse Guarantee Value will not be impacted by any investment loss or gain of the Contract Fund.
The charge factor used in determining the No-Lapse Guarantee Contract Fund and No-Lapse Guarantee Value will vary based on Basic Insurance Amount, optional benefits selected, and the issue age, sex, and underwriting classification of each insured. The charge factor is used only to determine whether your Contract is in default and does not affect your actual Contract values or charges. The charge factors that are specific to your Contract will appear in the section titled Lapse Protection Rider Data in your Contract.
Beginning in year eleven, the Contract is in default if the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, unless it remains in-force under the Rider to Provide Lapse Protection as a result of having a No-Lapse Guarantee Value greater than zero and having no Contract Debt. If the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less and the No-Lapse Guarantee Value equals zero or less, your Contract will be in default. If you take withdrawals and loans from your Contract, you increase the risk that your Contract will go into default. See Lapse and Reinstatement.
If you elected the Guideline Premium Test for the definition of life insurance test, you may not be able to pay enough to get the guarantee for the duration you desire without violating the definition of life insurance. This is not true when choosing the Cash Value Accumulation Test for the definition of life insurance. See PREMIUMS and Tax Treatment of Contract Benefits.
Overloan Protection Rider
The Overloan Protection Rider guarantees protection against lapse due to loans, even if the Contract Debt exceeds the accumulated cash value of your Contract. This optional rider is only available when Guideline Premium is selected as the definition of life insurance test. There is no charge for adding the Overloan Protection Rider to your Contract, however, a one-time fee will apply when this rider is exercised.
The following eligibility requirements must be met to exercise the rider:

(a)	We must receive a written request in Good Order to exercise the rider benefits;

(b)	The Contract must be in-force for the later of 15 years and the Contract Anniversary after the younger insured’s 75th birthday;

(c)	Contract Debt must exceed the Basic Insurance Amount;

(d)	Contract Debt must be a minimum of 95% of the cash value;

(e)	The Cash Surrender Value must be sufficient to pay the cost of exercising the rider; and

(f)	Your Contract must not be classified as a Modified Endowment Contract and must not qualify as a Modified Endowment Contract as a result of exercising this rider.
We will send you a notification upon your becoming eligible for this benefit. We deduct a transaction fee of 3.5% of your Contract Fund amount if you exercise this rider.
When you exercise the rider, the effective date will be the next date that monthly charges are deducted following our receipt of your request in Good Order at a Service Office. Decreases to your Basic Insurance Amount, rating reductions, and withdrawals, will no longer be permitted. The charges and benefits of other riders available under your Contract will be discontinued.
Any unloaned Contract Fund value remaining in the Variable Investment Options will be transferred to the Fixed Rate Option. Additionally, fund transfers into any of the Variable Investment Options will no longer be permitted. Any Auto-Rebalancing, dollar cost averaging, allocated charges, or premium allocation instructions will be discontinued.
Premium payments will no longer be accepted for the Contract. Instead, all payments received will be applied as loan or loan interest repayments. We will no longer send any regularly scheduled bills, and electronic fund transfer of premium payments will be cancelled.
If you have a Type B or Type C Death Benefit, we will change it to a Type A Death Benefit. You will no longer be permitted to make Death Benefit changes as long as your Contract remains in-force under the Overloan Protection Rider. The Basic Insurance Amount will be set equal to the Death Benefit at the time the rider is exercised. From that point onward, the Death Benefit will be the greater of the Type A Death Benefit and the amount of the Contract Debt multiplied by the Attained Age factor that applies. The Attained Age factors are shown in your Contract. For an explanation of the Attained Age factors, see Tax Treatment of Contract Benefits.
Please note that the Internal Revenue Service may take a position that the outstanding loan balance should be treated as a distribution when the Contract Owner elects the Overloan Protection benefit. Distributions are subject to income tax. Were the Internal Revenue Service to take this position, we would take reasonable steps to attempt to avoid this result, including modifying the Contract's loan provisions, but cannot guarantee that such efforts would be successful. You should consult a tax advisor as to the tax risks associated with exercising the Overloan Protection Rider.
Enhanced Cash Value Rider
The Enhanced Cash Value Rider is an optional benefit providing an Additional Amount upon full surrender of the Contract for its surrender value, but is not payable when the Contract is surrendered in connection with a 1035 exchange. The Additional Amount will be equal to the surrender charge as of the date of surrender multiplied by an Additional Amount factor. The factor varies by the issues ages of the insureds and Contract duration. The charge applicable to this rider is deducted at the time of the Contract’s first monthly deduction.
The Additional Amount is never included as part of the Contract Fund value. The rider cannot be removed after the Contract is issued. Both insureds must be age 70 or younger and the Basic Insurance Amount must be $250,000 or greater for a Contract to be issued with the Enhanced Cash Value Rider.
Estate Protection Rider
The Estate Protection Rider is an optional benefit that provides up to an additional 100% of the Contract’s Death Benefit if both insureds die before the fourth Contract Anniversary. The Estate Protection Rider coverage amount is selected at issue and may not exceed the Basic Insurance Amount of the Contract. Charges applicable to this rider will be deducted from the Contract Fund on each Monthly Date for the first four Contract Years.
Guaranteed Contract Split Option Rider
The Guaranteed Contract Split Option Rider provides for the ability to exchange the survivorship Contract for up to two separate contracts, one each on the life of each insured, at their respective Attained Age, without requiring evidence of insurability. This rider is automatically and only included with Contracts when the insureds are married, are both age 74 or younger, and are each in an underwriting classification no higher than the highest classification allowable on single-life plans. The right to exchange is only available within 180 days after either a divorce or a change in the tax law that removes the unlimited marital deduction. Any type of single-life contract we regularly issue at the time the rider is exercised is available, except for term contracts. The new single-life contract must have a Basic Insurance Amount of at least $25,000 and no more than 50% of the Basic Insurance Amount of this Contract. There is no charge for this rider. This rider does not waive surrender charges on this Contract or any new contract resulting from an exchange. Exercising this rider may have tax implications.
REQUIREMENTS FOR ISSUANCE OF A CONTRACT
Generally, the Contract may be issued on insureds age 18 through 85. Currently, the minimum Basic Insurance Amount for a Contract issued for insureds ages 18 through 80 is $200,000. For Contracts issued with the Enhanced Cash Value Rider, and for Contracts where the older insured is age 81 or older, the minimum Basic Insurance Amount is $250,000.
We require evidence of insurability, which may include a medical examination, before issuing any Contract. Preferred Best nonsmokers are offered more favorable cost of insurance rates than smokers. We charge a higher cost of insurance rate and/or an extra amount if an additional mortality risk is involved. We will not allow a change to your Contract if it will cause the Death Benefit to exceed our retention limits or violate any other underwriting rule. These are the current underwriting requirements. We reserve the right to change them on a non‑discriminatory basis.

Contract Date
There is no insurance under this Contract until the minimum initial premium is paid. If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed. Under certain circumstances, we may allow the Contract to be backdated up to six months prior to the application date for the purpose of lowering one or both of the insureds’ issue ages. This may be advantageous for some Contract Owners as a lower issue age may result in lower current charges.
PREMIUMS
The Contract offers flexibility in paying premiums. We reserve the right to refuse to accept any payment that would require us to increase the Death Benefit (under Section 7702 of the Internal Revenue Code) by more than the payment increases the Contract Fund. Furthermore, there are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract under section 7702A of the Internal Revenue Code, which could be significantly disadvantageous. If you make a payment that would cause the Contract to be characterized as a Modified Endowment Contract, we will send you a letter to advise you of your options. Generally, you have 60 days from when we received your payment to remove the excess premiums and any accrued interest. If you choose not to remove the excess premium and accrued interest, your Contract will become permanently characterized as a Modified Endowment Contract. We will not accept a premium payment that exceeds the Guideline Premium limit if your Contract uses the Guideline Premium definition of life insurance. See Tax Treatment of Contract Benefits.
Minimum Initial Premium
The minimum initial premium is due on or before the Contract Date. It is the premium needed to start the Contract. The minimum initial premium is equal to 8.6% of the Limited No-Lapse Guarantee Premium, including all extras and additional premiums for optional riders and benefits. We may require an additional premium if deductions from the premium payments and any Contract Fund charges due on or before the payment date exceed the minimum initial premium. There is no insurance under the Contract unless the minimum initial premium is paid. Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts.
Generally, the net amount of the minimum initial premium will be placed in the Contract Fund as of the Contract Date. If we do not receive your initial premium on or before the Contract Date, we apply the initial premium to your Contract as of the end of the Valuation Period in which it is received in Good Order at the Payment Office. See Allocation of Premiums. In no case will the premium be applied with an effective date that precedes the date of this offering.
Available Types of Premium
After the minimum initial premium is paid, no other specific premiums are required and you have a certain amount of flexibility with respect to the amount and timing for future premium payments. Two suggested patterns of premiums are described below. Understanding them may help you understand how the Contract works.

•
The Single Premium No-Lapse Premium is a premium that, if paid on the Contract Date, will keep the Contract in-force during the lifetime of the insureds, regardless of investment performance and assuming no loans or withdrawals.

•
The Lifetime Modal No-Lapse Premiums are premiums that, if paid on the Contract Date and each modal date up to the younger insured’s Attained Age 121, will keep the Contract in-force during the lifetime of the insureds, regardless of investment performance and assuming no loans or withdrawals.

You should note that either one or both of the premiums defined above may not be payable as desired if you elect the Guideline Premium Test for the definition of life insurance test. In that case, you may not be able to pay enough premium to obtain a guarantee for the duration you desire, without violating the definition of life insurance. If a premium payment would otherwise cause the definition of life insurance test to be violated, we will return the portion of the premium in excess of the allowable amount. This will not occur if you choose the Cash Value Accumulation Test as the definition of life insurance. If the Contract subsequently enters default, we will tell you the amount you need to pay to keep the Contract in-force, and when you will need to pay that amount. It’s important to know that these additional payment amounts could be substantial. See Tax Treatment of Contract Benefits.
We can bill you for the amount you select annually, semi-annually, or quarterly. Because the Contract is a flexible premium Contract, there are no scheduled premium due dates. When you receive a premium notice, you are not required to pay this amount, however, paying premiums in a different manner than described in a Contract illustration may shorten the duration of your lapse protection provided by the Limited No-Lapse Guarantee or Rider to Provide Lapse Protection. When you do make a premium payment, the minimum amount that we will accept is $25.
You may also pay premiums automatically through pre-authorized monthly electronic fund transfers from a bank checking account. If you elect to use this feature, you choose the day of the month on which premiums will be paid and the premium amount. We will then draft the same amount from your account on the same date each month. When you apply for the Contract, you and your Pruco Life representative should discuss how frequently you would like to be billed (if at all) and for what amount.
Allocation of Premiums
On the later of the Contract Date and the end of the Valuation Period in which the initial premium is received, we deduct the sales charge and the premium based administrative charge from the initial premium. During the 10-day period following your receipt of the Contract, the remainder of the initial premium and any other net premium will be allocated to the money market investment option as of the end of the Valuation Period in which it is received in Good Order at the Payment Office. The first monthly deductions are made after the remainder of the initial premium and any other net premium is allocated to the money market investment option. After the 10th day these funds, adjusted for any investment results, will be transferred out of the money market investment option and allocated according to your current premium allocation. The transfer from the money market investment option on the 10th day following receipt of the Contract will not be counted as one of your 12 free transfers per Contract Year or the 20 transfers per calendar year described under Transfers/Restrictions on Transfers. If the first premium is received before the Contract Date, there will be a period during which the Contract Owner's initial premium will not be invested.
The sales charge and the premium based administrative charge will also apply to all subsequent premium payments. The remainder of each subsequent premium payment will be invested as of the end of the Valuation Period in which it is received in Good Order at the Payment Office, in accordance with the applicable allocation instructions. With respect to any initial premium payment received before the Contract Date and any premium payment that is not in Good Order, we may temporarily hold the premium in a suspense account and we may earn interest on such amount. You will not be credited interest on those amounts during that period. The monies held in the suspense account may be subject to claims of our general creditors. The premium payment will not be reduced nor increased due to market fluctuations during that period.
Provided the Contract is neither in default, nor in-force under the provisions of the Overloan Protection Rider, you may change the way in which subsequent premiums are allocated by providing your request to us in Good Order at a Service Office. Allocation changes may generally be made by mail, phone, fax, or website. Contracts that are jointly owned or assigned generally cannot change premium allocations by phone, fax or website. See Assignment. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 33⅓% cannot. Of course, the total allocation to all selected investment options must equal 100%.
Valuation of Variable Investment Options
Amounts allocated to a Variable Investment Option are converted to a number of units. The number of units added to each Variable Investment Option is determined by dividing the amount allocated to each Variable Investment Option by the dollar value of one unit for such Variable Investment Option.
Amounts taken from each Variable Investment Option decrease the number of units in each Variable Investment Option. The number of units subtracted from each Variable Investment Option is determined by dividing the amount taken from the Variable Investment Option by the dollar value of one unit for such Variable Investment Option.
The unit value for each Variable Investment Option will vary to reflect the investment experience of the applicable Fund and will be determined on each valuation day by multiplying the unit value of the particular Variable Investment Option on the preceding valuation day by a net investment factor for that Variable Investment Option for the valuation period then ended. The valuation day is any date on which the New York Stock Exchange is open for trading and the Fund is valued. The valuation period is the period of time from the close of the immediately preceding valuation day to the close of the current valuation day.
The net investment factor for each of the Variable Investment Options is equal to:

(a)
the net asset value per share at the end of the valuation period (plus the per share amount of any dividend or capital gain distributions paid by that Fund in the valuation period then ended); divided by

(b)	the net asset value per share determined as of the end of the immediately preceding valuation period; minus

(c)	the daily portion of the mortality and expense risk charge assessed during the valuation period as shown in the section titled Mortality and Expense Risk Charge.
The net investment factor may be greater or less than one. Therefore, the value of a unit may increase or decrease.
If the New York Stock Exchange is closed (except for holidays or weekends) or trading is restricted due to an existing emergency as defined by the Securities and Exchange Commission so that we cannot value the Variable Investment Options, we may postpone all transactions which require valuation of the Variable Investment Option until valuation is possible.

In certain circumstances, we may need to correct the processing of an order. In such circumstances, we may incur a loss or receive a gain depending upon the price of the security when the order was executed and the price of the security when the order is corrected. With respect to any gain that may result from such order correction, we will retain any such gain as additional compensation for these correction services.
Transfers/Restrictions on Transfers
You may, up to 12 times each Contract Year, transfer amounts among the Variable Investment Options or to the Fixed Rate Option. Additional transfers may be made only with our consent. Currently, we will allow you to make additional transfers. For the first 20 transfers in a calendar year, you may transfer amounts by providing your request to us in Good Order at a Service Office. Transfers may generally be made by mail, phone, fax, or website. Contracts that are jointly owned or assigned generally cannot conduct transfers by phone, fax, or website. See Assignment.
After you have submitted 20 transfers in a calendar year, we will accept subsequent transfer requests only if they bear an original signature in ink, are received in Good Order at a Service Office, and are sent to us by U.S. regular mail. After you have submitted 20 transfers in a calendar year, a subsequent transfer request by telephone, fax, or website will be rejected, even in the event that it is inadvertently processed.
Multiple transfers that occur during the same day, but prior to the end of the Valuation Period for that day, will be counted as a single transfer.
There is no transaction charge for the first 12 transfers per Contract Year among investment options. We may charge up to $25 for each transfer made exceeding 12 in any Contract Year. Currently, we do not charge a fee for transfers.
Currently, certain transfers effected systematically under a dollar cost averaging or an automatic rebalancing program do not count towards the limit of 12 transfers per Contract Year or the limit of 20 transfers per calendar year. In the future, we may count such transfers towards the limit.
Transfers out of the money market investment option will not be made until 10 days after you receive the Contract. Such transfers and any transfers due to any fund closures or mergers will not be considered towards the 12 transfers per Contract Year or the 20 transfers per calendar year.
Transfers among Variable Investment Options will take effect as of the end of the Valuation Period in which a transfer request is received in Good Order at a Service Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one Variable Investment Option to another, or may be in terms of a percentage reallocation among Variable Investment Options. In the latter case, as with premium reallocations, the percentages must be in whole numbers.
We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. We cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.
Only one transfer from the Fixed Rate Option will be permitted during each Contract Year. The maximum amount per Contract you may transfer out of the Fixed Rate Option and into the Variable Investment Options each year is the greater of: (a) 25% of the amount in the Fixed Rate Option; (b) $5,000; and (c) the amount transferred from the Fixed Rate Option to the Variable Investment Options in the prior Contract Year (if applicable).
If you exercise the Overloan Protection Rider, we will then transfer any amounts you have in the Variable Investment Options to the Fixed Rate Option. The transfer is not counted as one of the 12 transfers we allow per Contract Year and there is no charge. Transfers out of the Fixed Rate Option and into the Variable Investment Options will not be permitted while your Contract is kept in-force under the Overloan Protection Rider.
The Contract was not designed for professional market timing organizations, or other organizations or individuals using programmed, large, or frequent transfers. Large or frequent transfers among Variable Investment Options in response to short-term fluctuations in markets, sometimes called “market timing”, can make it very difficult for Fund advisers/sub-advisers to manage the Fund. Large or frequent transfers may cause the Fund to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance to the disadvantage of other Contract Owners. If we (in our own discretion) believe that a pattern of transfers or a specific transfer request, or group of transfer requests, may have a detrimental effect on the performance of the Funds, or we are informed by a Fund (e.g., by the Fund’s adviser/sub-advisers) that the purchase or redemption of shares in the Fund must be restricted because the Fund believes the transfer activity to which such purchase or redemption relates would have a detrimental effect on the performance of the affected Fund, we may modify your right to make transfers by restricting the number, timing, and amount of transfers. We reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract Owner. We will immediately notify you at the time of a transfer request if we exercise this right.
Any restrictions on transfers will be applied in a uniform manner to all persons who own Contracts like this one, and will not be waived. However, due to the discretion involved in any decision to exercise our right to restrict transfers, it is possible that some Contract Owners may be able to effect transactions that could affect Fund performance to the disadvantage of other Contract Owners.
In addition, owners of variable life insurance or variable annuity contracts that do not impose the transfer restrictions described above, might make more numerous and frequent transfers than Contract Owners who are subject to such limitations. Contract owners who are not subject to the same transfer restrictions may have the same Funds available to them, and unfavorable consequences associated with such frequent trading within the Funds (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all Contract Owners.
The Funds have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the excessive trading policies established by the Fund. In addition, you should be aware that some Funds may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Funds.
The Funds may assess a short-term trading fee in connection with a transfer out of any available Variable Investment Option if the transfer occurs within a certain number of days following the date of allocation to the Variable Investment Option. Each Fund determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the Fund and is not retained by us. The fee will be deducted from your Contract value to the extent allowed by law. At present, no Fund has adopted a short-term trading fee.
Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.
Dollar Cost Averaging
As an administrative practice, we are currently offering a feature called Dollar Cost Averaging ("DCA"). Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA money market investment option into other Variable Investment Options available under the Contract (excluding the Fixed Rate Option). If DCA allocates money to a Variable Investment Option at a time when the Fund no longer accepts additional investments, automatic transfers to that Variable Investment Option will be directed to the PSF Government Money Market Portfolio. You may choose to have periodic transfers made monthly or quarterly. DCA transfers will not begin until the Monthly Date after 10 days following your receipt of the Contract.
Each automatic transfer will take effect as of the end of the Valuation Period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the Valuation Period, which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for dollar cost averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, a transfer that occurs under the DCA feature is not counted towards the 20 transfers permitted each calendar year or the 12 free transfers permitted each Contract Year. We reserve the right to change this practice, modify the requirements, or discontinue the feature in a non-discriminatory manner. We will notify you prior to changing, modifying, or discontinuing this feature.
Dollar cost averaging will not be available on Contracts kept in-force under the provisions of the Overloan Protection Rider. See Overloan Protection Rider.
Auto-Rebalancing
As an administrative practice, we are currently offering a feature called Auto‑Rebalancing. This feature allows you to automatically rebalance Variable Investment Option assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of Variable Investment Options X and Y is split 40% and 60%, respectively, and investment results cause that split to change. You may instruct that those assets be rebalanced to your original or different allocation percentages. Auto-rebalancing is not available until the Monthly Date after 10 days following your receipt of the Contract.
Auto‑rebalancing can be performed on a quarterly, semi-annual, or annual basis. Each rebalance will take effect as of the end of the Valuation Period on the date coinciding with the periodic timing you designate, provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the Valuation Period immediately following that date. The Fixed Rate Option cannot participate in this administrative procedure. If auto-rebalancing involves allocating to a Fund that became closed to additional investments, the auto-rebalancing feature will be turned off. Currently, a transfer that occurs under the auto-rebalancing feature is not counted towards the 20 transfers permitted each calendar year or the 12 free transfers permitted each Contract Year. We reserve the right to change this practice, modify the requirements, or discontinue the feature in a non-discriminatory manner. We will notify you prior to changing, modifying, or discontinuing this feature.
Auto-rebalancing will not be available on Contracts kept in-force under the provisions of the Overloan Protection Rider. See Overloan Protection Rider.
DEATH BENEFITS
When Death Benefit Proceeds Are Paid
Generally, we will pay any Death Benefit within seven days after all the documents required for such a payment are received in Good Order at the office designated to receive that request. The Death Benefit is determined as of the date of death of the second-to-die insured.
We may delay payment of proceeds from the Variable Investment Option(s) and the variable portion of the Death Benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.
Death Claim Settlement Options
The beneficiary may choose to receive death claim proceeds by any of the settlement options available at the time the proceeds become payable or by payment of a lump sum check.
In addition to the available settlement options, currently, in certain circumstances, the beneficiary may choose the payment of death claim proceeds by way of the Alliance Account settlement option (the "Alliance Account"). If the Alliance Account is selected, Prudential will provide a kit to the beneficiary, which includes: (1) an account confirmation describing the death claim proceeds, the current interest rate, and the terms of the Alliance Account; and (2) a guide that explains how the Alliance Account works. Amounts in an Alliance Account earn interest at a rate set by the issuer. This rate is not guaranteed and can change. The beneficiary may withdraw amounts in an Alliance Account at any time. Alliance Account balances are not insured by the Federal Deposit Insurance Corporation. Any Pruco Life representative authorized to sell this Contract can explain all the options upon request.
Types of Death Benefit
You must select from three types of Death Benefit at issue. A Contract with a Type A (fixed) Death Benefit has a Death Benefit which will generally equal the Basic Insurance Amount. Favorable investment results and additional premium payments will generally increase the Cash Surrender Value and decrease the Net Amount at Risk and result in lower charges. This type of Death Benefit does not vary with the investment performance of the investment options you selected, except when the premiums you pay or favorable investment performance causes the Contract Fund to grow to the point where we may increase the Death Benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. See PREMIUMS and How a Contract's Cash Surrender Value Will Vary.
A Contract with a Type B (variable) Death Benefit has a Death Benefit which will generally equal the Basic Insurance Amount plus the Contract Fund. Favorable investment performance and additional premium payments will generally increase your Contract's Death Benefit and Cash Surrender Value. However, the increase in the Cash Surrender Value for a Contract with a Type B Death Benefit may be less than the increase in Cash Surrender Value for a Contract with a Type A Death Benefit because a Type B Death Benefit has a greater cost of insurance charge due to a greater Net Amount at Risk. As long as the Contract is not in default and there is no Contract Debt, the Death Benefit may not fall below the Basic Insurance Amount stated in the Contract. We may increase the Death Benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. See PREMIUMS and How a Contract's Cash Surrender Value Will Vary.
A Contract with a Type C (return of premium) Death Benefit has a Death Benefit which is generally equal the Basic Insurance Amount plus the total premiums paid into the Contract less withdrawals. The total premiums, less withdrawals, is not accumulated with interest. The Death Benefit on a Contract with a Type C Death Benefit is limited to the greater of 1) the Contract Fund plus twice the Basic Insurance Amount or 2) a Death Benefit amount required to satisfy the Internal Revenue Code’s definition of life insurance. Within limits, this Death Benefit type allows the beneficiary, in effect, to recover the cost of the Contract (all premiums paid less withdrawals already taken), upon the deaths of both insureds. Favorable investment performance and payment of additional premiums will generally increase the Contract's Cash Surrender Value. However, the increase in the Cash Surrender Value for a Type C Death Benefit may be less than the increase in Cash Surrender Value for a Contract with a Type A Death Benefit because a Type C Death Benefit has a greater cost of insurance charge due to a greater Net Amount at Risk. The increase in Cash Surrender Value for a Contract with a Type C Death Benefit may be more or less than the increase in Cash Surrender Value for a Contract with a Type B Death Benefit depending on earnings and the amount of any withdrawals. If you take a withdrawal from a Contract with a Type C Death Benefit, it is possible for the Death Benefit to fall below the Basic Insurance Amount. We may increase the Death Benefit to ensure that the Contract will satisfy the Internal Revenue Code’s definition of life insurance. See PREMIUMS and How a Contract’s Cash Surrender Value Will Vary.
Contract Owners of a Contract with a Type A Death Benefit should note that any withdrawal will generally result in a reduction of the Basic Insurance Amount by the amount of the withdrawal and will result in the deduction of any applicable surrender charges. See Withdrawals.
The way in which the Cash Surrender Value and Death Benefit will change depends significantly upon the investment results that are actually achieved.
Changing the Type of Death Benefit
You may change the type of Death Benefit any time after issue and subject to our approval. We will increase or decrease the Basic Insurance Amount so that the Death Benefit immediately after the change matches the Death Benefit immediately before the change. The Basic Insurance Amount after a change may not be lower than the minimum Basic Insurance Amount applicable to the Contract. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT. We may deduct a transaction charge of up to $25 for any change in the Basic Insurance Amount, although we do not currently do so. A type change that reduces the Basic Insurance Amount may result in the assessment of surrender charges. See CHARGES AND EXPENSES.
If you are changing your Contract from a Type A Death Benefit to a Type B Death Benefit, we will reduce the Basic Insurance Amount by the amount in your Contract Fund on the date the change takes place.
If you are changing your Contract from a Type B Death Benefit to a Type A Death Benefit, we will increase the Basic Insurance Amount by the amount in your Contract Fund on the date the change takes place.
If you are changing your Contract from a Type C Death Benefit to a Type A Death Benefit, we will change the Basic Insurance Amount by adding the lesser of (a) the total premiums paid into the Contract minus total withdrawals taken, and (b) the Contract Fund before deduction of any monthly charge due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor. The Type C Limiting Amount and the Type C Death Benefit Factor are both found in the Contract Limitations section of your Contract’s data pages.
If you are changing your Contract from a Type C Death Benefit to a Type B Death Benefit, we first find the difference between: (1) the Contract Fund and (2) the lesser of (a) the total premiums paid into the Contract minus total withdrawals taken, and (b) the Contract Fund before deduction of any monthly charge due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor. The Type C Limiting Amount and the Type C Death Benefit Factor are both found in the Contract Limitations section of your Contract’s data pages. If (2) is larger than (1), we will increase the Basic Insurance Amount by that difference. If (1) is larger than (2), we will reduce the Basic Insurance Amount by that difference.
If you choose a Type A Death Benefit or a Type B Death Benefit at issue, you will not be able to change to a Type C Death Benefit thereafter. If you change a Type C Death Benefit to a Type A Death Benefit or a Type B Death Benefit after issue, you will not be able to change back to a Type C Death Benefit. We will not allow a change to your Contract if it will cause the Death Benefit to exceed our retention limits or violate any other underwriting rule.
The following chart illustrates the changes with each change of Death Benefit type described above. The chart assumes a $50,000 Contract Fund and a $300,000 Death Benefit. For changes from a Type C Death Benefit, the chart assumes $40,000 in total premiums minus total withdrawals.

Changing from	Basic Insurance Amount	Contract Fund	Death Benefit*
Type A to Type B	$300,000 → $250,000	$50,000 → $50,000	$300,000 → $300,000
Type B to Type A	$250,000 → $300,000	$50,000 → $50,000	$300,000 → $300,000
Type C to Type A	$260,000 → $300,000	$50,000 → $50,000	$300,000 → $300,000
Type C to Type B	$260,000 → $250,000	$50,000 → $50,000	$300,000 → $300,000
* assuming there is no Contract Debt
You may request a change in the type of Death Benefit by sending us a request in Good Order to our Service Office. If the change is approved, we will re-calculate the Contract's charges and appropriate tables and send you new Contract data pages. We may require you to send us your Contract before making the change. There may be circumstances under which a change in the Death Benefit type may cause the Contract to be classified as a Modified Endowment Contract, which could be significantly disadvantageous. See Tax Treatment of Contract Benefits.
Decreases in Basic Insurance Amount
You have the option of decreasing the Basic Insurance Amount of your Contract without withdrawing any Cash Surrender Value. If a change in circumstances causes you to determine that your amount of insurance is greater than needed, a decrease will reduce your insurance protection and the monthly deductions for the cost of insurance.
The following conditions must be met:

(a)	The amount of the decrease in the Basic Insurance Amount must be at least $10,000;

(b)	The Basic Insurance Amount after the decrease must be at least equal to the minimum Basic Insurance Amount;

(c)	The Contract must not be in default;

(d)	The surrender charge on the decrease, if any, plus any transaction charge for the decrease may not exceed the Contract Fund;

(e)	If we ask you to do so, you must send us the Contract to be endorsed; and

(f)	Your Contract must not be in-force under the provisions of the Overloan Protection Rider.
If we approve the decrease, we will send you new Contract data pages showing the amount and effective date of the change and the re-calculated charges, values, and limitations. Currently, no transaction charge is being made in connection with a decrease in the Basic Insurance Amount. However, we reserve the right to charge such a fee in an amount of up to $25.
We may decline a decrease in the Basic Insurance Amount if we determine it would cause the Contract to fail to qualify as life insurance for purposes of Section 7702 of the Internal Revenue Code. Also, it is important to note, that if the Basic Insurance Amount is decreased, there is a possibility that the Contract will be classified as a Modified Endowment Contract. See Tax Treatment of Contract Benefits. You should consult with your tax adviser and your Pruco Life representative before requesting any decrease in Basic Insurance Amount.
CONTRACT VALUES
The total amount invested in the Contract Fund at any time consists of:

(a)	the Variable Investment Options,

(b)	the Fixed Rate Option, and

(c)	any Contract loan.
How a Contract's Cash Surrender Value Will Vary

The Contract's Cash Surrender Value on any date will be the Contract Fund less any applicable surrender charges and less any Contract Debt plus any Additional Amount upon surrender. The Contract Fund value changes daily, reflecting:

(1)	increases or decreases in the value of the Fund(s);

(2)	interest credited on any amounts allocated to the Fixed Rate Option;

(3)	interest credited on any loan; and

(4)	the daily asset charge for mortality and expense risks assessed against the Variable Investment Options.
The Contract Fund value also changes to reflect the receipt of premium payments after any charges are deducted, the monthly deductions described under CHARGES AND EXPENSES, and any withdrawals. See Withdrawals.
Upon request, we will tell you the Cash Surrender Value of your Contract. It is possible for the Cash Surrender Value of a Contract to decline to zero because of unfavorable investment performance in the Contract Fund, outstanding Contract Debt, and/or any applicable surrender charge.
Loans
You may borrow an amount up to the current loan value of your Contract less any existing Contract Debt using the Contract as the only security for the loan. The loan value at any time is equal to the sum of (1) 99% of the portion of the cash value attributable to the Variable Investment Options and (2) the balance of the cash value, provided the Contract is not in default. The cash value is equal to the Contract Fund less any surrender charge. A Contract in default has no loan value. There is no minimum loan amount.
Interest charged on a loan accrues daily. We charge interest on the full loan amount, including all unpaid interest. Interest is due on each Contract Anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, we will increase the loan amount by any unpaid interest. We charge interest at an effective annual rate of 2% for standard loans.
On and after the 10th Contract Anniversary, all new and existing loans will be considered preferred loans. Preferred loans are charged interest at an effective annual rate of 1.05%.
When a loan is made, an amount equal to the loan proceeds is transferred out of the Variable Investment Options and/or the Fixed Rate Option, as applicable. Unless you ask us to take the loan amount from specific Variable Investment Options and we agree, the reduction will be made in the same proportions as the value in each Variable Investment Option and the Fixed Rate Option bears to the total value of the Contract. While a loan is outstanding, the amount that was transferred will continue to be treated as part of the Contract Fund. It will be credited with interest at an effective annual rate of 1%. Generally on each Monthly Date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly Date.
The Contract Debt is the amount of all outstanding loans plus any interest accrued, but not yet due. If, on any Monthly Date, the Contract Debt equals or exceeds the Contract Fund, less any applicable surrender charges, the Contract will go into default. If the contract goes into default, we will mail you a notice stating the amount needed to keep the contract in-force. That amount will equal a premium which we estimate will keep the contract in-force for three months from the date of default. We grant a 61-day grace period from the date we mail the notice to pay the amount. If you send us a payment during the grace period and we receive it after a Monthly Date has occurred, we will credit interest to the Contract Fund from the date your Contract went into default to the date we received your payment, and then return to crediting interest on subsequent Monthly Dates. If the Contract lapses or is surrendered, the amount of unpaid Contract Debt will be treated as a distribution and will be immediately taxable to the extent of gain in the Contract. Reinstatement of the Contract after lapse will not eliminate the taxable income, which we are required to report to the Internal Revenue Service. See LAPSE AND REINSTATEMENT and Tax Treatment of Contract Benefits.
If your Contract includes the Overloan Protection Rider and you meet the requirements to exercise the rider, you may have protection against lapse due to excessive Contract Debt. See Overloan Protection Rider. Having Contract Debt will prevent any no-lapse guarantee from protecting the Contract from lapse. See Limited No-Lapse Guarantee and Rider to Provide Lapse Protection.
Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, you should know that the Internal Revenue Service may take the position that the loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and the Contract’s crediting rate. Distributions are subject to income tax. Were the Internal Revenue Service to take this position, we would take reasonable steps to attempt to avoid this result, including modifying the Contract’s loan provisions, but cannot guarantee that such efforts would be successful.
Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See Tax Treatment of Contract Benefits.
Any Contract Debt will directly reduce a Contract's Cash Surrender Value and will be subtracted from the Death Benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future Death Benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.
Loan repayments are applied to reduce the total outstanding Contract Debt, which is equal to the principal plus accrued interest. Interest accrues daily on the total outstanding Contract Debt, and making a loan repayment will reduce the amount of interest accruing.
Loan repayments will be applied towards the loan according to when they are received. Loan interest is due on your Contract Anniversary. If we receive your loan repayment within 21 days prior to your Contract Anniversary, we will apply the repayment towards interest due. Any loan repayment amount exceeding the interest due is applied towards the existing principal amount.
If we receive your loan repayment at any time outside of 21 days prior to your Contract Anniversary, we will apply the repayment towards the principal amount. For any repayment exceeding the principal amount, we will apply the remainder of the loan repayment towards the interest due.
When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay plus interest credits accrued on the loan since the last transaction date. Any loan repayment amounts will also be reflected in your No-Lapse Guarantee Value. We will apply the loan repayment to the investment allocation used for future premium payments as of the loan repayment date. If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options. We reserve the right to change the manner in which we allocate loan repayments.
Withdrawals
You may withdraw a portion of the Contract's Cash Surrender Value without surrendering the Contract, subject to the following restrictions.

(1)	We must receive a request for the withdrawal in Good Order at our Service Office.

(2)
Your Contract’s Cash Surrender Value after the withdrawal may not be less than or equal to zero after deducting (a) any charges associated with the withdrawal and (b) an amount that we estimate will be sufficient to cover two months of Contract Fund deductions.

(3)	The withdrawal amount must be at least $500.

(4)	The Basic Insurance Amount after withdrawals must be at least equal to the minimum Basic Insurance Amount shown in the Contract.

(5)	Your Contract must not be in-force under the provisions of the Overloan Protection Rider.
We may charge a transaction fee for each withdrawal of up to $25. Currently, we do not charge a fee for a withdrawal. A withdrawal may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. Withdrawal of the Cash Surrender Value may have tax consequences.
Whenever a withdrawal is made, the Death Benefit will immediately be reduced by at least the amount of the withdrawal. The withdrawal may also decrease the Basic Insurance Amount, which may result in the deduction of a surrender charge. See Surrender Charges. Withdrawals from a Contract with a Type B or Type C Death Benefit will not change the Basic Insurance Amount. However, under most circumstances, withdrawals from a Contract with a Type A Death Benefit require a reduction in the Basic Insurance Amount. It is possible a withdrawal from a Contract with a Type A Death Benefit will not decrease the Basic Insurance Amount if the Contract Fund has grown to the point where the base Contract’s Death Benefit has been increased as required by the Internal Revenue Code's definition of life insurance test. See Tax Treatment of Contract Benefits.
The following table provides an example of a withdrawal from a Contract with a Type A Death Benefit. The example assumes the withdrawal occurred in the fifth Contract Year, no Contract Debt, the Death Benefit was not increased to satisfy the definition of life insurance test, and no change to the Basic Insurance Amount has previously occurred.

Example of a Type A Death Benefit Withdrawal
Net amount of withdrawal:		$10,000
Withdrawal Surrender Charge (1% reduction):		$68
Gross amount of withdrawal:		$10,068
Contract values	Before	After
Basic Insurance Amount:	$1,000,000	$990,000
Death Benefit amount:	$1,000,000	$990,000
Contract Fund value:	$100,000	$89,932
Contract Surrender Charge (current):	$6,800	$6,732
No withdrawal will be permitted under a Contract with a Type A Death Benefit if it would result in a Basic Insurance Amount of less than the minimum Basic Insurance Amount shown under Contract Limitations in your Contract’s data pages. It is important to note, however, that if the Basic Insurance Amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. Before making any withdrawal that causes a decrease in Basic Insurance Amount, you should consult with your tax adviser and your Pruco Life representative. See Tax Treatment of Contract Benefits.
Currently, we will provide an authorization form if your withdrawal request causes a decrease in Basic Insurance Amount that results in your Contract being classified as a Modified Endowment Contract. The authorization form will confirm that you are aware of your Contract becoming a Modified Endowment Contract if the transaction is completed. We will complete the transaction and send a confirmation notice after we receive the completed authorization form in Good Order at a Service Office.
When a withdrawal is made, the Contract Fund is reduced by the withdrawal amount and any charges associated with the withdrawal. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise. Withdrawal of any portion of the Cash Surrender Value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default. Withdrawals may also affect whether a Contract is kept in-force under the Limited No-Lapse Guarantee or Rider to Provide Lapse Protection. See Limited No-Lapse Guarantee and Rider to Provide Lapse Protection.
Surrender of a Contract
You may surrender your Contract at any time for its Cash Surrender Value (referred to as Net Cash Value in the Contract) while at least one of the insureds is living. To surrender your Contract, we may require you to deliver or mail the following items in Good Order to a Service Office: (a) the Contract, (b) a signed request for surrender, (c) and any tax withholding information required under federal or state law. The Cash Surrender Value will be determined as of the end of the Valuation Period in which a surrender request is received in Good Order at a Service Office. Surrender of a Contract may have tax consequences and Surrender Charges may apply. See Tax Treatment of Contract Benefits and Surrender Charge.
Additional requirements exist if you are exchanging your Contract for a new one at another insurance company. Specifically, we require a properly signed assignment to change ownership of your Contract to the new insurer and a request for surrender, signed by an authorized officer of the new insurer. The new insurer should submit these documents directly to us by sending them in Good Order to our Service Office. Generally, we will pay your Contract’s cash surrender value to the new insurer within seven days after all the documents required for such a payment are received in Good Order at our Service Office.
If you surrender the Contract while it is in-force, you may be eligible to receive an Additional Amount upon full surrender of the Contract for its Cash Surrender Value. The Additional Amount will be equal to the surrender charge as of the date of surrender multiplied by an Additional Amount factor.
To be eligible for the Additional Amount, the following conditions must be met:

(a)	You must have purchased The Rider for Payment of An Additional Amount Upon Surrender (Enhanced Cash Value Rider);

(b)	The Contract must not be in default;

(c)	You must ask for the surrender in a written, signed request in Good Order; and

(d)	The surrender must not be the subject of an exchange

pursuant to Section 1035 of the United States Internal Revenue Code).
When Proceeds Are Paid
Generally, we will pay any Cash Surrender Value, loan proceeds, or withdrawal within seven days after all the documents required for such a payment are received in Good Order at the office designated to receive that request. The amount will be determined as of the end of the Valuation Period in which the necessary documents are received in Good Order at the office designated to receive that request.

We may delay payment of proceeds from the Variable Investment Option(s) if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.
We have the right to delay payment of the Cash Surrender Value attributable to the Fixed Rate Option for up to six months (or a shorter period if required by applicable law). Where required by law, we will pay interest if such a payment is delayed for more than 30 days (or a shorter period if required by applicable law).
LAPSE AND REINSTATEMENT
We will determine the value of the Contract Fund on each Monthly Date. If the Contract Fund, less any applicable surrender charges and less any Contract Debt, is zero or less, the Contract is in default, unless it remains in-force under the Limited No-Lapse Guarantee (first ten Contract years) or the Rider to Provide Lapse Protection (years eleven and after). See Limited No-Lapse Guarantee and Rider to Provide Lapse Protection. Should this happen, we will send you a notice of default setting forth the payment which we estimate will keep the Contract in-force for three months from the date of default. A 61-day grace period will begin from the date the notice of default is mailed. Your payment must be received or postmarked within the 61-day grace period or the Contract will end and have no value. To prevent your Contract from lapsing, your payment must be in Good Order when received at the Payment Office. A Contract that lapses with an outstanding Contract loan may have tax consequences. See Tax Treatment of Contract Benefits.
A Contract that lapses may be reinstated within five years from the date of default, if the following conditions are met:

(a)	We receive a written request for reinstatement in Good Order at our Service Office;

(b)	Both insureds are living, or one insured is alive and the Contract ended without value after the death of the other insured;

(c)	Renewed evidence of insurability is provided on any insured who was living when the Contract went into default; and

(d)	Submission of certain payments sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and deductions for three months from the date of reinstatement.
The reinstatement date will be the date we approve your request. We will deduct all required charges from your payment and the balance will be placed into your Contract Fund. If we approve the reinstatement, we will credit the Contract Fund with an amount equal to the surrender charge applicable as of the date of reinstatement. If your Contract is reinstated after lapse, the Rider to Provide Lapse Protection will also be reinstated. We reserve the right to change the requirements to reinstate a lapsed Contract.
TAXES
Tax Treatment of Contract Benefits
This summary provides general information on the federal income tax treatment of the Contract. It is not a complete statement of what the federal income taxes will be in all circumstances. It is based on current law and interpretations, which may change. It does not cover state taxes or other taxes. It is not intended as tax advice. You should consult your own tax adviser for complete information and advice.
Treatment as Life Insurance. The Contract must meet certain requirements to qualify as life insurance for tax purposes. These requirements include certain definitional tests and rules for diversification of the Contract’s investments. For further information on the diversification requirements, see Taxation of the Fund in the statement of additional information for the Series Fund.
In order to meet the definition of life insurance rules for federal income tax purposes, the Contract must satisfy one of the two following tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. At issue, the Contract Owner chooses which of these two tests will apply to their Contract. This choice cannot be changed thereafter.
Under the Cash Value Accumulation Test, the Contract must maintain a minimum ratio of Death Benefit to cash value. Therefore, in order to ensure that the Contract qualifies as life insurance, the Contract's Death Benefit may increase as the Contract Fund value increases. The Death Benefit, at all times, must be at least equal to the Contract Fund multiplied by the applicable Attained Age factor. Attained Age factors vary based on the younger insured’s Attained Age. For example, under the

Cash Value Accumulation test, the Attained Age factors for an insured age 55 range from 3.98 in the first year to 1.00 at age 121 and older.
Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the Contract in relation to the Death Benefit. In addition, there is a minimum ratio of Death Benefit to cash value associated with this test. This ratio, however, is less than the required ratio under the Cash Value Accumulation Test. Therefore, the Death Benefit required under this test is generally lower than that of the Cash Value Accumulation Test. The Attained Age factors are based on the Attained Age of the younger insured. For example, under the Guideline Premium test, the Attained Age factors for an insured age 55 range from 1.50 in the first year to 1.00 at age 95 and older.
The selection of the definition of life insurance test most appropriate for you is dependent on several factors, including the younger insured’s age at issue, actual Contract earnings, and whether or not the Contract is classified as a Modified Endowment Contract. In addition, the Guideline Premium Test is required for the definition of life insurance if you choose to have the Overloan Protection Rider. See Overloan Protection Rider. You should consult your own tax adviser for complete information and advice with respect to the selection of the definition of life insurance test.
We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes.
Generally speaking, this means that:

•	you will not be taxed on the growth of the funds in the Contract, unless you receive a distribution from the Contract, or if the Contract lapses or is surrendered, and

•	the Contract's Death Benefit will generally be income tax free to your beneficiary. However, your Death Benefit may be subject to estate taxes, and

•	we may refuse to accept any payment that increases the Death Benefit by more than it increases the Contract Fund.
Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract Owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.
Pre-Death Distributions. The tax treatment of any distribution you receive before the deaths of both insureds depends on whether the Contract is classified as a Modified Endowment Contract.
The Contract may not qualify as life insurance under federal tax law after the younger insured has attained age 100 and may be subject to adverse tax consequences. A tax advisor should be consulted before you choose to continue the Contract after the younger insured reaches age 100.
Contracts Not Classified as Modified Endowment Contracts
•    If you surrender the Contract or allow it to lapse, you will be taxed on the amount you received in excess of the premiums you paid less the untaxed portion of any prior withdrawals. For this purpose, you will be treated as receiving any portion of the Cash Surrender Value used to repay Contract Debt. In other words, you will immediately have taxable income to the extent of gain in the Contract. Reinstatement of the Contract after lapse will not eliminate the taxable income, which we are required to report to the Internal Revenue Service. The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.
•    Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Contract less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 Contract Years, all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.
•    Extra premiums for optional benefits and riders generally do not count in computing the premiums paid for the Contract for the purposes of determining whether a withdrawal is taxable.
•    Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, you should know that the Internal Revenue Service may take the position that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract’s crediting rate. Were the Internal Revenue Service to take this position, we would take reasonable steps to avoid this result, including modifying the Contract’s loan provisions.
Modified Endowment Contracts
•    The rules change if the Contract is classified as a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the Basic Insurance Amount is made (or a rider removed). We will notify you if a premium or a change in Basic Insurance Amount would cause the Contract to become a Modified Endowment Contract, and advise you of your options. You should first consult a tax adviser and your Pruco Life representative if you are contemplating any of these steps.
•    If the Contract is classified as a Modified Endowment Contract, then amounts you receive under the Contract before the deaths of both insureds, including loans and withdrawals, are included in income to the extent that the Contract Fund before surrender charges exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.
•    Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59½, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.
•    All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.
Investor Control. Treasury Department regulations do not provide specific guidance concerning the extent to which you may direct your investment in the particular Variable Investment Options without causing you, instead of us, to be considered the owner of the underlying assets. Because of this uncertainty, we reserve the right to make such changes as we deem necessary to assure that the Contract qualifies as life insurance for tax purposes. Any such changes will apply uniformly to affected Contract Owners and will be made with such notice to affected Contract Owners as is feasible under the circumstances.
Withholding. You must affirmatively elect that no taxes be withheld from a pre-death distribution. Otherwise, the taxable portion of any amounts you receive will be subject to withholding. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.
Other Tax Considerations. If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences. If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences. Deductions for interest paid or accrued on Contract Debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied. Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or both insureds die.
Business-Owned Life Insurance. If a business, rather than an individual, is the owner of the Contract, there are some additional rules. Business Contract Owners generally cannot deduct premium payments. Business Contract Owners generally cannot take tax deductions for interest on Contract Debt paid or accrued after October 13, 1995. An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons. The interest deduction for Contract Debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person. The corporate alternative minimum tax also applies to business-owned life insurance. This is an indirect tax on additions to the Contract Fund or Death Benefits received under business-owned life insurance policies.
For business-owned life insurance coverage issued after August 17, 2006, Death Benefits will generally be taxable as ordinary income to the extent it exceeds cost basis. Life insurance Death Benefits will continue to be generally income tax free if, prior to policy issuance, the employer provided a prescribed notice to the proposed insured/employee, obtained the employee's consent to the life insurance, and one of the following requirements is met: (a) the insured was an employee at any time during the 12-month period prior to his or her death; (b) the insured was a director or highly compensated employee or individual (as defined in the Code) at the time the policy was issued; or (c) the Death Benefits are paid to the insured's heirs or his or her designated beneficiaries (other than the employer), either directly as a Death Benefit or received from the purchase of an equity (or capital or profits) interest in the applicable policyholder. Annual reporting and record keeping requirements will apply to employers maintaining such business-owned life insurance.
Company Taxes
Under current law, we may incur state and local taxes (in addition to premium taxes) in several states. Currently, these taxes are not significant and they are not charged against the Account. If there is a material change in the applicable state or local tax laws, we may impose a corresponding charge against the Account.
The earnings of the Account are taxed as part of our operations. Currently, no charge is being made to the Account for our federal income taxes, other than the 1.25% charge for federal income taxes measured by premiums. See Premium Based Administrative Charge. We periodically review the question of a charge to the Account for our federal income taxes. We may charge such a fee in the future for any federal income taxes that would be attributable to the Contracts.
In calculating our corporate income tax liability, we may derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. We do not pass these tax benefits through to Contract Owners with investments in separate account assets because (i) the Contract Owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the Contract.
DISTRIBUTION AND COMPENSATION
Pruco Securities, LLC (“Pruco Securities”), an indirect wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contract. Pruco Securities, organized on September 22, 2003, under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a registered member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). (Pruco Securities is a successor company to Pruco Securities Corporation, established on February 22, 1971.) Pruco Securities’ principal business address is 751 Broad Street, Newark, New Jersey 07102. Pruco Securities serves as principal underwriter of the individual variable insurance Contracts issued by us. The Contract is sold by registered representatives of Pruco Securities who are also our appointed insurance agents under state insurance law. The Contract may also be sold through other broker-dealers authorized by Pruco Securities and applicable law to do so. Pruco Securities received gross distribution revenue for its variable life insurance products of $100,714,661 in 2016, $97,551,382 in 2015, and $81,216,863 in 2014. Pruco Securities passes through the gross distribution revenue it receives to broker-dealers for their sales and does not retain any portion of it in return for its services as distributor for the Contracts. However, Pruco Securities does retain a portion of compensation it receives with respect to sales by its representatives. Pruco Securities retained compensation of $2,574,216 in 2016, $2,464,259 in 2015, and $2,359,868 in 2014. Pruco Securities offers the Contract on a continuous basis.
Compensation (commissions, overrides, and any expense reimbursement allowance) is paid to broker-dealers that are registered under the Exchange Act and/or entities that are exempt from such registration (“firms”) according to one or more schedules. The individual representative will receive all or a portion of the compensation, depending on the practice of the firm. Compensation is based on a premium value referred to as the Commissionable Target Premium. The Commissionable Target Premium will vary based on the issue age, sex, and underwriting classification of each insured.
Broker-dealers will receive compensation of up to 122% of premiums received in the first 24 months following the Contract Date on total premiums received since issue up to the first year’s Commissionable Target Premium, up to 4.2% on premiums received in excess of the first year's Commissionable Target Premium. Broker-dealers will receive compensation up to 6% of the Commissionable Target Premium received in Contract Years two through four and up to 4% of the Commissionable Target Premium received in years five through 10. Moreover, broker-dealers will receive compensation up to 3% on premiums received in years two through four and up to 2.5% on premiums received in years five through 10 to the extent that premiums paid in any year exceed the Commissionable Target Premium.
Pruco Securities registered representatives who sell the Contract are also our life insurance agents, and may be eligible for various cash bonuses and insurance benefits and non-cash compensation programs that we or our affiliates offer such as conferences, trips, prizes and awards, subject to applicable regulatory requirements. In some circumstances and to the extent permitted by applicable regulatory requirements, we may also reimburse certain sales and marketing expenses.
In addition, in an effort to promote the sale of our variable products (which may include the placement of our Contracts on a preferred or recommended company or product list and/or access to a broker-dealer’s registered representatives), we or Pruco Securities may enter into compensation arrangements with certain broker-dealer firms authorized by Pruco Securities to sell the Contract, or branches of such firms, with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing and/or administrative and/or other services they provide to us or our affiliates. To the extent permitted by applicable rules, laws, and regulations, Pruco Securities may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms. You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different Contract that is not eligible for these compensation arrangements.

A list of the names of the firms (or their affiliated broker/dealers) that we are aware of (as of December 31, 2016) that received payment or accrued a payment amount with respect to variable product business during 2016 may be found in the Statement of Additional Information. The least amount paid or accrued and the greatest amount paid or accrued during 2016 were $1.00 and $9,126,201, respectively.
While compensation is generally taken into account as an expense in considering the charges applicable to a variable life insurance product, any such compensation will be paid by us, and will not result in any additional charge to you or to the Account. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.
In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.
LEGAL PROCEEDINGS
Pruco Life is subject to legal and regulatory actions in the ordinary course of our business. Pending legal and regulatory actions include proceedings specific to Pruco Life and proceedings generally applicable to business practices in the industry in which we operate. Pruco Life may be subject to class action lawsuits and other litigation involving a variety of issues and allegations involving sales practices, claims payments and procedures, premium charges, policy servicing and breach of fiduciary duty to customers. Pruco Life may also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment, and could be exposed to claims or litigation concerning certain business or process patents. In addition, Pruco Life, along with other participants in the businesses in which it engages, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon which such regulators have determined to focus.
Pruco Life’s litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. In some of Pruco Life’s pending legal and regulatory actions, parties are seeking large and/or indeterminate amounts, including punitive or exemplary damages.It is possible that Pruco Life’s results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of Pruco Life’s litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on Pruco Life’s financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on: the Account; the ability of Pruco Securities to perform its contract with the Account; or Pruco Life's ability to meet its obligations under the Contracts.
FINANCIAL STATEMENTS
Our audited consolidated financial statements are shown in the Statement of Additional Information and should be considered only as bearing upon our ability to meet its obligations under the

Contract. The Account’s audited financial statements are available in the Statement of Additional Information to this prospectus.
ADDITIONAL INFORMATION
We have filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or by telephoning (202) 551-8090, upon payment of a prescribed fee.
To reduce costs, we now generally send only a single copy of prospectuses and shareholder reports to each household ("householding"), in lieu of sending a copy to each Contract Owner that resides in the household. You should be aware that you can revoke or "opt out" of householding at any time by calling 1-877-778-5008.

Pursuant to the delivery obligations under Section 5 of the Securities Act of 1933 and Rule 159 thereunder, Pruco Life delivers this prospectus to Contract Owners that reside outside of the United States.
You may contact us for further information at the address and telephone number inside the front cover of this prospectus. For service or questions about your Contract, please contact our Service Office at the phone number on the back cover, or at P.O. Box 7390, Philadelphia, Pennsylvania 19176.
Cyber Security Risks
We provide more information about cyber security risks associated with this Contract in the Statement of Additional Information.
DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS
Additional Amount - An amount equal to the Contract’s surrender charge multiplied by an Additional Amount Factor, which may be payable if you surrender the Contract while it is in-force and the conditions described in Surrender of a Contract, are met.
Attained Age - An insured's age on the Contract Date plus the number of years since then.
Basic Insurance Amount - The total amount of life insurance as shown in the Contract. Does not include any riders that may be attached to the Contract,

Cash Surrender Value - The amount payable to the Contract Owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract Debt and minus any applicable surrender charge plus any Additional Amount upon surrender. Referred to in the Contract as “Net Cash Value.”
Contract - The variable universal life insurance Contract described in this prospectus.
Contract Anniversary - The same date as the Contract Date in each later year.

Contract Date -The date the Contract is effective, as specified in the Contract.
Contract Debt - The principal amount of all outstanding loans plus any interest accrued thereon.
Contract Fund - The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the Variable Investment Options and the Fixed Rate Option, and the principal amount of any Contract Debt plus any interest earned thereon.
Contract Owner - You. Unless a different owner is named in the application, the owner of the Contract are the insureds jointly, or the survivor of them. If the Contract is owned jointly, the exercise of rights under the Contract must be made by both jointly.
Contract Year - A year that starts on the Contract Date or on a Contract Anniversary.
Death Benefit - If the Contract is not in default, this is the amount we will pay upon the death of second-to-die insured person, assuming no Contract Debt.
Fixed Rate Option - An investment option under which interest is accrued daily at a rate that we declare periodically, but not less than an effective annual rate of 1%. Also referred to in the Contract as “fixed investment option.”
Fund - Amounts you invest in a Variable Investment Option will be invested in a corresponding Fund of the same name. A Fund may also be called a "Portfolio."
Good Order - An instruction utilizing such forms, signatures, and dating as we require, which is sufficiently clear and complete and for which we do not need to exercise any discretion to follow such instructions.
Limited No-Lapse Guarantee Premium - Premium that, if paid at the beginning of each Contract Year, will keep the Contract in-force during the first 10 Contract Years, regardless of investment performance and assuming no loans or withdrawals.
Monthly Date - The Contract Date and the same date in each subsequent month.
Net Amount at Risk - The amount by which the Contract’s Death Benefit exceeds the Contract Fund. For example if the Contract's Death Benefit is $250,000 and the Contract Fund is $100,000, the Net Amount at Risk is $150,000.
Payment Office - The office at which we process premium payments, loan payments, and payments to bring your Contract out of default. Your correspondence will be picked up at the address on your bill to which you are directed to send these payments and then delivered to our Payment Office.  For items required to be sent to our Payment Office, your correspondence is not considered received by us until it is received at our Payment Office. Where this Prospectus refers to the day when we receive a premium payment, loan payment or a payment to bring your Contract out of default, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in Good Order at our Payment Office. There are two main exceptions: if the item is received at our Payment Office (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.
Pruco Life Insurance Company - Pruco Life, us, we, our. The company offering the Contract.
Separate Account - Amounts under the Contract that are allocated to the Funds held by us in a Separate Account called the Pruco Life Variable Universal Account (the "Account" or the "Registrant"). The Account is set apart from all of our general assets. Thus, such assets that are held in support of client accounts are not chargeable with liabilities arising out of any other business Pruco Life conducts.
Service Office – The office at which we process allocation change requests, withdrawal requests, surrender requests, transfer requests, ownership change requests and assignment requests. Correspondence with our Service Office should be sent to P.O. Box 7390, Philadelphia, Pennsylvania 19176.  Your correspondence will be picked up at this address and then delivered to our Service Office.  For requests required to be sent to our Service Office, your request is not considered received by us until it is received at our Service Office. Where this Prospectus refers to the day when we receive a request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in Good Order at our Service Office or via the appropriate telephone number, fax number, or website if the item is a type we accept by those means. There are two main exceptions: if the request is received (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day.
Valuation Period - The period of time from one determination of the value of the amount invested in a Variable Investment Option to the next. Such determinations are made when the net asset values of the Variable Investment Options are calculated, which would be as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time).
Variable Investment Options - The investment options of the Account. When you choose a Variable Investment Option, we purchase shares of the Fund that corresponds to that option. We hold these shares in the Account.
You – The Contract Owner(s).

To learn more about PruLife® SVUL Protector®
The Statement of Additional Information (SAI) is legally a part of this prospectus, both of which are filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, Registration No. 333-215544. The SAI contains additional information about the Pruco Life Variable Universal Account. All of these filings can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at (202) 551-8090. The SEC also maintains a Web site (http://www.sec.gov) that contains the PruLife® SVUL Protector® SAI, material incorporated by reference, and other information about us. Copies of these materials can also be obtained, upon payment of duplicating fees, from the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.
You can call us at 1-800-944-8786 to ask us questions, request information about the Contract, and obtain copies of the SAI and personalized illustrations, without charge, or other documents. You can also view the SAI located with the prospectus at www.prudential.com/eprospectus, or request a copy by writing to us at:
Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102

Investment Company Act of 1940: Registration No. 811-05826

Appendix A: State Availability or Variations of Certain Features and Riders

State	Rider or Feature	Availability or Variation

TBD
TBD
ND	Suicide Exclusion
Generally, if either insured dies by suicide, while sane or insane, within one year from the Contract Date, the Contract will end and we will return the premiums paid, less any Contract Debt, and less any withdrawals.

TBD

i

STATEMENT OF ADDITIONAL INFORMATION
The Date of this Statement of Additional Information and of the related prospectuses is May 1, 2017.

Pruco Life Variable Universal Account (the Account)
Pruco Life Insurance Company

PruLife® SVUL Protector®

SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE CONTRACTS

This Statement of Additional Information is not a prospectus. Please review the PruLife® SVUL Protector® prospectus (the “prospectus”), which contains information concerning the Contracts described above. You may obtain a copy of the prospectus without charge by calling us at 1-800-944-8786. You can also view the Statement of Additional Information located with the prospectus at www.prudential.com/eprospectus, or request a copy by writing to us.

The defined terms used in this Statement of Additional Information are as defined in the prospectus.

Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Description of Pruco Life Insurance Company

Pruco Life Insurance Company ("Pruco Life", “us”, “we”, or “our”) is a stock life insurance company founded on December 23, 1971, under the laws of the state of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York.

Control of Pruco Life Insurance Company

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), a New Jersey stock life insurance company that has been doing business since October 13, 1875. Prudential is a wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company for financial services businesses offering wide range of insurance, investment management, and other financial products and services. The principal Executive Office of each of Prudential and Prudential Financial is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102.
Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”) is a wholly-owned subsidiary of Pruco Life. Pruco Life and Pruco Life of New Jersey’s principal Executive Office is 213 Washington Street, Newark, New Jersey 07102.
As Pruco Life’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life and Prudential. However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life may owe under the Contract.

State Regulation

Pruco Life is subject to regulation and supervision by the Department of Insurance of the State of Arizona, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life is required to file with Arizona and other jurisdictions, a separate statement with respect to the operations of all of its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

Records

We maintain all records and accounts relating to the Account at our principal Executive Office. As presently required by the Investment Company Act of 1940, as amended, and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to you semi-annually at your last address known to us.

Services and Third Party Administration Agreements

Pruco Life and Prudential have entered into a Service Agreement pursuant to which Prudential furnishes to Pruco Life various services, including preparation, maintenance, and filing of accounts, books, records, and other documents required under federal or state law, and various other accounting, administrative, and legal services, which are customarily performed by the officers and employees of Prudential. Pruco Life reimburses Prudential for its costs in providing such services. Under this Agreement, Pruco Life has reimbursed Prudential $134,323,229 in 2016, $115,795,950 in 2015, and $86,644,753 in 2014, of which the life business accounted for $40,178,302, $35,996,482, and $23,446,978, respectively.

Prudential furnishes Pruco Life the same administrative support services that it provides in the operation of its own business with regard to the payment of death claim proceeds by way of Prudential’s Alliance Account. As soon as the Pruco Life death claim is processed, the beneficiaries are furnished with an information kit that describes the settlement option and a check book on which they may write checks.

Our individual life reinsurance treaties covering PruLife® SVUL Protector® Contracts provide for the reinsurance of the mortality risk on a Yearly Renewable Term basis. Reinsurance is on a first-dollar quota share basis, with Pruco Life retaining 10% of the face amount, up to a limit of $100,000 per Contract, and the remainder is reinsured by Prudential. Prudential then reinsures some portion of this business with various reinsurers.

TransCentra, Inc. ("TransCentra") is a billing and payment services provider for Prudential, Pruco Life, and Pruco Life of New Jersey. TransCentra received $1,507,087 in 2016, $1,620,970 in 2015, and $1,718,271 in 2014 from Prudential for services rendered. TransCentra's principal business address is 4855 Peachtree Industrial Blvd, STE 245, Norcross, GA 30092.

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Cyber Security

With the increasing use of technology and computer systems in general and, in particular, the Internet to conduct necessary business functions, we are susceptible to operational, information security and related risks. These risks, which are often collectively referred to as “cyber security” risks, may include deliberate or malicious attacks, as well as unintentional events and occurrences. These risks are heightened by our offering of products with certain features, including those with automatic asset transfer or re-allocation strategies, and by our employment of complex investment, trading and hedging programs. Cyber security is generally defined as the technology, operations and related protocol surrounding and protecting a user’s computer hardware, network, systems and applications and the data transmitted and stored therewith. These measures ensure the reliability of a user’s systems, as well as the security, availability, integrity, and confidentiality of data assets.

Deliberate cyber attacks can include, but are not limited to, gaining unauthorized access (including physical break-ins and attempts to fraudulently induce employees, customers or other users of these systems to disclose sensitive information in order to gain access) to computer systems in order to misappropriate and/or disclose sensitive or confidential information; deleting, corrupting or modifying data; and causing operational disruptions. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (in order to prevent access to computer networks). In addition to deliberate breaches engineered by external actors, cyber security risks can also result from the conduct of malicious, exploited or careless insiders, whose actions may result in the destruction, release or disclosure of confidential or proprietary information stored on an organization’s systems.

Cyber security failures or breaches that could impact us and our Contract Owners, whether deliberate or unintentional, could arise not only in connection with our own administration of the Contract, but also with entities operating the Contract’s underlying funds and with third-party service providers to us. Cyber security failures originating with any of the entities involved with the offering and administration of the Contract may cause significant disruptions in the business operations related to the Contract. Potential impacts may include, but are not limited to, potential financial losses under the Contract, your inability to conduct transactions under the Contract and/or with respect to an underlying fund, an inability to calculate unit values with respect to the Contract and/or the net asset value (NAV) with respect to an underlying fund, and disclosures of your personal or confidential account information.

In addition to direct impacts to you, cyber security failures of the type described above may result in adverse impacts to us, including regulatory inquiries, regulatory proceedings, regulatory and/or legal and litigation costs, and reputational damage. Costs incurred by us may include reimbursement and other expenses, including the costs of litigation and litigation settlements and additional compliance costs. Considerable expenses also may be incurred by us in enhancing and upgrading computer systems and systems security following a cyber security failure.

The rapid proliferation of technologies, as well as the increased sophistication and activities of organized crime, hackers, terrorists, hostile foreign governments, and others continue to pose new and significant cyber security threats. Although we, our service providers, and the underlying funds offered under the Contract may have established business continuity plans and risk management systems to mitigate cyber security risks, there can be no guarantee or assurance that such plans or systems will be effective, or that all risks that exist, or may develop in the future, have been completely anticipated and identified or can be protected against. Furthermore, we cannot control or assure the efficacy of the cyber security plans and systems implemented by third-party service providers, the underlying funds, and the issuers in which the underlying funds invest.
INITIAL PREMIUM PROCESSING

In general, the invested portion of the minimum initial premium will be placed in the Contract Fund as of the later of the Contract Date and the date we receive the premium in Good Order.

Upon receipt of a request for life insurance from a prospective Contract Owner, Pruco Life will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether each proposed insured is insurable. The process may involve such verification procedures as medical examinations and may require that further information be provided by one or both of the proposed insureds before a determination can be made. A Contract cannot be issued, (i.e., physically issued through Pruco Life’s computerized issue system) until this underwriting procedure has been completed.

These processing procedures are designed to provide temporary life insurance coverage to every prospective Contract Owner who pays the minimum initial premium at the time the request for coverage is submitted, subject to the terms of the Limited Insurance Agreement. Since a Contract cannot be issued until after the underwriting process has been completed, we will provide temporary life insurance coverage through use of the Limited Insurance Agreement. This coverage is for the total Death Benefit applied for, up to the maximum described by the Limited Insurance Agreement.

The Contract Date is the date specified in the Contract. This date is used to determine the insurance age of each proposed insured. It represents the first day of the Contract Year and therefore determines the Contract Anniversary and Monthly Dates. It also represents the commencement of the suicide and contestable periods for purposes of the Basic Insurance Amount.

If the minimum initial premium is paid with the application and no medical examination is required, the Contract Date will ordinarily be the date of the application. If a delay is encountered (e.g., if a request for further information is not met promptly), generally, the Contract Date will be 21 days prior to the date on which the Contract is physically issued. If a medical examination is required, the Contract Date will ordinarily be the date the examination is completed, subject to the same qualification as that noted above.

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If the premium paid with the application is less than the minimum initial premium, the Contract Date will be determined as described above. The balance of the minimum initial premium amount will be applied as of the later of the Contract Date and the date premiums were received in Good Order.

If no premium is paid with the application, the Contract Date will be the Contract Date stated in the Contract, which will generally be the date the minimum initial premium is received in Good Order from the Contract Owner and the Contract is delivered.

There is one principal variation from the foregoing procedure. If permitted by the insurance laws of the state in which the Contract is issued, the Contract may be backdated up to six months.

In situations where the Contract Date precedes the date that the minimum initial premium is received, charges due prior to the initial premium receipt date will be deducted immediately after the net premium has been applied to the Contract Fund.
ADDITIONAL INFORMATION ABOUT OPERATION OF CONTRACTS

Legal Considerations Relating to Sex-Distinct Premiums and Benefits

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits differ under Contracts issued on males and females of the same age. However, in those states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on male rates, whether the insureds are male or female. In addition, employers and employee organizations considering purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

Contract's Death Benefit Types

There are three types of Death Benefit available under the Contract: (1) Type A, a generally fixed Death Benefit; (2) Type B, a variable Death Benefit; and (3) Type C, a return of premium Death Benefit. A Type C (return of premium) Death Benefit generally varies by the amount of premiums paid, a Type B (variable) Death Benefit varies with investment performance, and a Type A (fixed) Death Benefit does not vary unless it must be increased to comply with the Internal Revenue Code's definition of life insurance.

How a Type A (Fixed) Contract's Death Benefit Will Vary

Under the Type A (fixed) Contract, the Death Benefit is generally equal to the Basic Insurance Amount, before the reduction of any Contract Debt. If the Contract is kept in-force for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where we will increase the Death Benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

Assuming no Contract Debt or riders, the Death Benefit of a Type A (fixed) Contract will always be the greater of:

(1)	the Basic Insurance Amount; and

(2)	the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the younger insured’s Attained Age factor that applies.

A listing of Attained Age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a Death Benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract Owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates at different ages how the Attained Age factor affects the Death Benefit for different Contract Fund amounts. The table assumes a $1,000,000 Type A Contract was issued when the younger insured was age 35, and there is no Contract Debt.

Type A (Fixed) Death Benefit

If		Then
The younger insured is age	and the Contract Fund is	the Attained Age factor is**	the Contract Fund multiplied by the Attained Age factor is	and the Death Benefit is
40 40 40	$100,000 $200,000 $300,000	7.15 7.15 7.15	715,000 1,430,000 2,145,000	$1,000,000 $1,430,000* $2,145,000*
60 60 60	$300,000 $400,000 $600,000	3.28 3.28 3.28	984,000 1,312,000 1,968,000	$1,000,000 $1,312,000* $1,968,000*

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80 80 80	$600,000 $700,000 $800,000	1.58 1.58 1.58	948,000 1,106,000 1,264,000	$1,000,000 $1,106,000* $1,264,000*
*  Note that the Death Benefit has been increased to comply with the Internal Revenue Code’s definition of life insurance.
** Assumes the Contract Owner selected the Cash Value Accumulation Test. These figures are based on the 2017
   Commissioner's Standard Ordinary ("CSO") Mortality Tables.

This means, for example, that if the younger insured has reached the age of 60, and the Contract Fund is $600,000, the Death Benefit will be $1,968,000, even though the Basic Insurance Amount is $1,000,000. In this situation, for every $1 increase in the Contract Fund, the Death Benefit will be increased by $3.28. We reserve the right to refuse to accept any premium payment that increases the Death Benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the No-Lapse Guarantee.

How a Type B (Variable) Contract's Death Benefit Will Vary

Under the Type B (variable) Contract, while the Contract is in-force, the Death Benefit will never be less than the Basic Insurance Amount, before the reduction of any Contract Debt, but will also vary immediately after it is issued, with the investment results of the selected Variable Investment Options. The Death Benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

Assuming no Contract Debt or riders, the Death Benefit of a Type B (variable) Contract will always be the greater of:

(1)	the Basic Insurance Amount plus the Contract Fund before the deduction of any monthly charges due on that date; and

(2)	the Contract Fund before the deduction of any monthly charges due on that date, multiplied by the younger insured’s Attained Age factor that applies.

For purposes of computing the Death Benefit, if the Contract Fund is less than zero, we will consider it to be zero. A listing of Attained Age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a Death Benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract Owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates various Attained Age factors and Contract Funds and the corresponding Death Benefits. The table assumes a $1,000,000 Type B (variable) Contract was issued when the younger insured was age 35, and there is no Contract Debt.

Type B (Variable) Death Benefit

If		Then
The younger insured is age	and the Contract Fund is	the Attained Age factor is**	the Contract Fund multiplied by the Attained Age factor is	and the Death Benefit is
40 40 40	$100,000 $200,000 $300,000	7.15 7.15 7.15	715,000 1,430,000 2,145,000	$1,100,000 $1,430,000* $2,145,000*
60 60 60	$300,000 $400,000 $600,000	3.28 3.28 3.28	984,000 1,312,000 1,968,000	$1,300,000 $1,400,000 $1,968,000*
80 80 80	$600,000 $700,000 $800,000	1.58 1.58 1.58	948,000 1,106,000 1,264,000	$1,600,000 $1,700,000 $1,800,000
*  Note that the Death Benefit has been increased to comply with the Internal Revenue Code’s definition of life insurance.
** Assumes the Contract Owner selected the Cash Value Accumulation Test. These figures are based on the 2017
   Commissioner's Standard Ordinary ("CSO") Mortality Tables.

This means, for example, that if the younger insured has reached the age of 60, and the Contract Fund is $600,000, the Death Benefit will be $1,968,000, even though the Basic Insurance Amount plus the Contract Fund is $1,600,000. In this situation, for every $1 increase in the Contract Fund, the Death Benefit will be increased by $3.28. We reserve the right to refuse to accept any premium payment that increases the Death Benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the No-Lapse Guarantee.

How a Type C (Return of Premium) Contract’s Death Benefit Will Vary

Under the Type C (return of premium) Contract, while the Contract is in-force, the Death Benefit will vary by the amount of premiums paid, less any withdrawals. The Death Benefit on a Type C Contract is limited to the Basic Insurance Amount plus an amount equal to: the Contract Fund plus the Type C Limiting Amount multiplied by the Type C Death Benefit Factor, both located in the Contract Limitations section of your Contract. The Death Benefit may be increased to ensure that the Contract will satisfy the Internal Revenue Code’s

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definition of life insurance. Unlike Type A and Type B Contracts, the Death Benefit of a Type C Contract may be less than the Basic Insurance Amount in the event total withdrawals are greater than total premiums paid.

Assuming no Contract Debt, the Death Benefit of a Type C (return of premium) Contract will always be the lesser of:

(1)	the Basic Insurance Amount plus the total premiums paid into the Contract less any withdrawals; and

(2)
the Basic Insurance Amount plus the Contract Fund before deduction of any monthly charges due on that date plus the product of the Type C Limiting Amount multiplied by the Type C Death Benefit Factor, both found in the Contract Limitations section of the Contract data pages.

However, if the product of the Contract Fund, before any monthly charges, multiplied by the Attained Age factor is greater than either (1) or (2), described above, then it will become the Death Benefit.

A listing of Attained Age factors can be found on your Contract data pages. The latter provision ensures that the Contract will always have a Death Benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract Owner may choose between two methods that we use to determine the tax treatment of the Contract.

The following table illustrates various Attained Age factors and Contract Funds and the corresponding Death Benefits. The table assumes a $1,000,000 Type C (return of premium) Contract was issued when the younger insured was age 35, and there is no Contract Debt.

Type C (Return of Premium) Death Benefit

If			Then
The younger insured is age	and the Contract Fund is	and the premium paid less any withdrawals is	the Attained Age factor is**	the Contract Fund multiplied by the Attained Age factor is	and the Death Benefit is
40 40 40	$100,000 $200,000 $300,000	$80,000 $160,000 $270,000	7.15 7.15 7.15	715,000 1,430,000 2,145,000	$1,080,000 $1,430,000* $2,145,000*
60 60 60	$300,000 $400,000 $600,000	$240,000 $320,000 $480,000	3.28 3.28 3.28	984,000 1,312,000 1,968,000	$1,240,000 $1,320,000 $1,968,000*
80 80 80	$600,000 $700,000 $800,000	$480,000 $560,000 $640,000	1.58 1.58 1.58	948,000 1,106,000 1,264,000	$1,480,000 $1,560,000 $1,640,000
* Note that the Death Benefit has been increased to comply with the Internal Revenue Code’s definition of life insurance.
** Assumes the Contract Owner selected the Cash Value Accumulation Test. These figures are based on the 2017
   Commissioner's Standard Ordinary ("CSO") Mortality Tables.

This means, for example, that if the younger insured has reached the age of 60, and the Contract Fund is $600,000, the Death Benefit will be $1,968,000, even though the Basic Insurance Amount plus total premiums paid less withdrawals is $1,480,000. In this situation, for every $1 increase in the Contract Fund, the Death Benefit will be increased by $3.28. We reserve the right to refuse to accept any premium payment that increases the Death Benefit by more than it increases the Contract Fund. If we exercise this right, in certain situations it may result in the loss of the No-Lapse Guarantee.

Reports to Contract Owners

Once each year, we will send you a statement that provides certain information pertinent to your Contract. This statement will detail values, transactions made, and specific Contract data that apply only to your particular Contract.

You will also be sent annual and semi-annual reports of the Funds showing the financial condition of the portfolios and the investments held in each portfolio.
UNDERWRITING PROCEDURES

When you express interest in obtaining insurance from us, you may apply for coverage in one of two ways, via a paper application or through our Worksheet process. When using the paper application, a registered representative completes a full application and submits it to our underwriting unit to commence the underwriting process. A registered representative may be an agent/broker who is a representative of Pruco Securities, LLC (“Pruco Securities”), a broker dealer affiliate of Prudential, or in some cases, a broker dealer not directly affiliated with Prudential.

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When using the Worksheet process, a registered representative typically collects enough information on each applicant to start the underwriting process. The representative will submit the information to our New Business Department to begin processing, which includes scheduling a direct call to each applicant to obtain medical information, and to confirm other data.

Regardless of which of the two underwriting processes is followed, once we receive the necessary information, which may include doctors’ statements, medical examinations from physicians or paramedical vendors, test results, and other information, we will make a decision regarding our willingness to accept the risk, and the price at which we will accept the risk. We will issue the Contract when the risk has been accepted and priced.
ADDITIONAL INFORMATION ABOUT CHARGES

Charges for Increases in Basic Insurance Amount

Increases in the Basic Insurance Amount are not allowed.

ADDITIONAL INFORMATION ABOUT CONTRACTS IN DEFAULT

When your Contract is in default, no part of your Contract Fund is available to you. Consequently, you are not able to take any loans, partial withdrawals or surrenders, or make any transfers among the investment options. In addition, during any period in which your Contract is in default, you may not change the way in which subsequent premiums are allocated.
DISTRIBUTION AND COMPENSATION

In an effort to promote the sale of our variable products (which may include the placement of our Contracts on a preferred or recommended company or product list and/or access to a broker-dealer’s registered representatives), we or Pruco Securities may enter into compensation arrangements with certain broker-dealer firms authorized by Pruco Securities to sell the Contract, or branches of such firms, with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing and / or administrative and / or other services they provide to us or our affiliates.

To the extent permitted by applicable rules, laws, and regulations, Pruco Securities may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms. You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different Contract that is not eligible for these compensation arrangements.

Pruco Life makes these promotional payments directly to or in sponsorship of the firm (or its affiliated broker/dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to, sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope.

The list below provides the names of the firms (or their affiliated broker/dealers) that we are aware of (as of December 31, 2016) that received payment or accrued a payment amount with respect to variable product business during 2016. The least amount paid or accrued and the greatest amount paid or accrued during 2016 were $1.00 and $9,126,201, respectively.

Names of Firms:

1st Global Capital Corporation, 1st Global Ins Svs Inc, 1st Global Insurance Agency Of MA Inc, 3 Mark Equities Inc (J Clay), Adam J Brodman, Agency Services Of Ar Inc, Allstate Financial Services LLC, American General Ins Agency Inc, American Express Ins Agency Of MA Inc, American Express Ins Agency Of TX Inc, American General Insurance Agency Inc, American Independent Securities Group LLC, American Investors Co, American Portfolios Financial Services Inc, Ameriprise Financial Center, Ameriprise Financial Services Inc, Ameritas Investment Corporation, Aon Consulting Inc, Arlington Securities Inc, Arvest Insurance Inc, Associated Securities Corp, Associates Diversified Brokerage Inc, Ausdal Financial Partners Inc, Avisen Securities Inc, AXA Network LLC, Ayco Services Ins Agency Inc (K Oster), Baird Insurance Services Incorporated, BB & T Insurance Services Inc, Bb & T Investments Services Inc, BBVA Compass Insurance Agency Inc, BCG Securities Inc, Benefit Funding Services LLC, Benjamin F Edwards & Company Inc, Berthel Fisher & Co Fin Svcs Inc, Berthel Fisher & Company Insurance Inc, Broker Dealer Financial Services, Broker Dealer Financial Services Corp, Brokers International Financial Services, Brooklight Place Securities Inc, Cadaret Grant & Co Inc, Cadaret Grant Ins Agency Of Ohio Inc, Calton & Associates Inc, Cambridge Investment Research Inc, Capital Financial Services Inc, Capital Investment Group Inc , Capital Synergy Partners Inc, Carolinas Investment Consulting LLC, Cbiz Benefits & Ins Svs Inc, CC Services Inc, Centara Capital Securities Inc, Centaurus Financial Inc, Centaurus Texas Inc, Centerre Capital LLC, CES Insurance Agency Inc, Ces Insurance Agency Of TX Inc, Cetera Advisor Networks LLC, Cetera Advisor Networks LLC, Cetera Advisors LLC, Cetera Financial Specialists LLC, Cetera Investment Services LLC, CFD Investments Inc, Chase Insurance Agency Inc, Cig Risk Management Inc, Citigroup Life Agency LLC, Citizens Securities Inc, Clark Consulting Inc, Clark Securities Inc, Client One Securities LLC, CMS Investment Resources LLC, Colorado Financial Group Inc, Comerica Insurance Services Inc, Commonwealth Financial Network, Communityamerica Financial Solutions LLC, Comprehensive Asset Management & Servicing Inc, Comprehensive Brokerage Services Inc, Coordinated Capital Securities, Coordinated Capital Securities Inc, Cps Financial & Insurance Services Inc, Crown Capital Ins Agency Of NV Inc, Crown Capital Insurance Agency LLC, Crown Capital Securities LP (T Burns), Curtis Insurance LLC (E Searfoss), Cuso

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Financial Services Inc, Cutter & Company Brokerage Inc, Daniel L Prosser, Dempsey Fin Network Inc, Edward D Jones & Company LP, Edward Jones Ins Agency Of CA LLC, Edward Jones Ins Agency Of MA LLC, Edward Jones Ins Agency Of NM LLC, Edward Jones Ins Agency Of OH LLC, Enterprise General Ins Agency Inc, Enterprise Securities Company, Equity Services Inc, Essex Financial Services Inc, Executive Ins Agency Inc, Fasi Of TX Inc, FBL Marketing Services LLC, Fifth Third Insurance Agency Inc, Fifth Third Securities Inc, Financial Planning Consultants, Financial Telesis Inc, Financial West Group, Financial West Investment Group, First Allied Securities Inc, First Brokerage America LLC, First Dakota Inc, First Global Insurance Services Inc, First Heartland Capital Inc, First State Financial Mgmt. Inc, FNBB Capital Markets LLC, Foresters Equity Services Inc, Forthright Agency Of AZ Inc, Forthright Agency Of NJ Inc (J Heald), Forthright Agency Of Ohio Inc, Forthright Ins Agency Of MA, Fortune Financial Services Inc, Fortune Securities Inc, Founders Financial Securities LLC, FSC Agency Inc, FSC Securities Corporation, Geneos Wealth Management Inc, Girard Securities Inc, Globalink Securities Inc, Gradient Securities LLC, Guardian Inv Svs Corp, Gwn Securities Inc, H Beck Inc, H D Vest Insurance Agency LLC, H&R Block Financial Advisors Inc, Hancock Securities Group LLC, Hantz Agency LLC, Hantz Financial Services Inc, Harbor Financial Services LLC, Harbour Investments Inc, HD Vest Insurance Agency, HD Vest Investment Securities Inc, HD Vest Investment Services, Heartland Investment Associates Inc, Hereford Insurance Agency Inc, Hightower Securities LLC, Horan Securities Inc, Hornor Townsend & Kent Inc, Huntington Investment Company, Huntleigh Securities Corp (K Jackson), HWG Ins Agency Inc, Ibn Financial Services Inc, ICC Insurance Agency Inc, ICC Southwest Ins Agency Inc, IFS Securities Inc, IMS Insurance Agency Inc, IMS Securities Inc, Independent Financial Group Inc, Independent Financial Group LLC, Innovation Partners LLC, Intercontinental Agency LLC, Interlink Securities Corp, Intersecurities Insurance Agency Inc, Intervest International Inc, Intervest Internat'l Equities Corp, Invest Fin Corp Ins Agency Inc Of IL, Invest Financial Corp, Invest Financial Corp Agency Of Il, Invest Financial Corporation Insurance, Investacorp Inc, Investment Center Inc, Investment Planners Inc, Investment Professionals Inc, Investors Security Company Inc, Isi Insurance Agency Inc (R Simard), J B Hilliard W L Lyons LLC, J W Cole Financial Inc, J.W. Cole Insurance Services Inc, Janney Montgomery Scott LLC, JJB Hilliard W L Lyons Inc, KCD Financial Inc, KCG Securities LLC, KCL Service Company Of Texas, Kestra Investment Services LLC, Keycorp Insurance Agency USA Inc, KFG Enterprises Inc, KMS Financial Services Inc, Kovack Securities Inc, L M Kohn & Co, Larson Financial Group LLC, LaSalle St Securities LLC, Leaders Group Inc, Legend Equities Corp, LFA Limited Liability Company, LifeMark Securities Corp, Lincoln Financial Advisors Corp, Lincoln Financial Sec Corp, Lincoln Investment Planning Inc, Lincoln Investment Plng Inc, Lincoln National Ins Assoc Inc, Linsco Private Ledger Ins Assoc Inc, Lion Street Financial LLC, LPA Insurance Agency Inc, LPI Financial Corporation, LPL Insurance Associates, LSY Inc DBA American Investors Co, M Holdings Securities Inc, M&T Securities Inc, Manna Capital Management, Mariner Insurance Resources LLC, Mark T Sahagian, Marsh Insurance & Investments Corp, Mcg Securities LLC, Mercap Securities LLC, Mercer Health & Benefits Administration LLC, Merrill Lynch Life Agency, Merrill Lynch Pierce Fenner And Smith Inc, MetLife Securities Inc, MFAS Corp , M-Financial Securities Marketing Inc, Midamerica Financial Services Inc, MMC Securities Corp, MNI Ins Agency Inc, MML Investors Services Inc, MML Investors Services LLC, Money Concepts Capital Corp, Morgan Stanley Dean Witter Ins Svcs Inc, Morgan Stanley Insurance Services Inc, Morgan Stanley Smith Barney, MSC Of TX Inc, MSI Financial Services Inc, Mutual Trust Co Of America Securities, MWA Financial Services Inc, Mwagia Inc, National Planning Corp, Network Agency Inc, Network Agency Of Ohio Inc, New Penfacs Ins Agency Inc, Newport Group Sec Inc, Next Financial Group Inc, Next Financial Ins Agency Of TX Inc, NFP Advisor Services LLC, NFP Insurance Services Inc, NFP Securities Inc, Niagara International Capital Limited, Nicol Investors Corporation, Northland Securities Inc, Northwestern Mutual Investment Services LLC, NPB Financial Group LLC, NPC Insurance Agency Inc, NYLife Insurance Agency Inc, NYLife Securities LLC, Nylink Insurance Agency Inc, O N Equity Sales Company, OBS Brokerage Services Inc, OFG Financial Services Inc, Ohio National Insurance Agency Inc, Oneamerica Securities Inc, Oppenheimer Life Agency Ltd, Packerland Brokerage Services Inc, Park Avenue Securities LLC, Parkland Securities LLC, Partners Mktg Svcs Of Pa Inc, Pj Robb Variable Corp, Plus Agency LLC, Preferred Marketing Services Inc (M Rothschild), Preferred Product Network Inc, Principal Securities Inc, Princor Financial Services Corporation, Private Client Services LLC, Private Ledger Insurance Agency, Proequities Inc, Prospera Financial Services, Prudential Direct Inc, Prudential Insurance Agency LLC, Purshe Kaplan Sterling Investments Inc, Quest Capital Strategies Inc, Questar Agency Inc, Questar Capital Corporation, RAB Agency Inc, Raymond James And Associates Inc, Raymond James Insurance Group Inc, RBC Capital Markets Corporation, RBC Capital Markets LLC, Richard D Abbe, Robert E Wendt, Robert Shor Insurance Associates Inc, Robert T Mann, Robert W Baird & Co Incorporated, Royal Alliance Associates Inc, Royal Alliance Ins Agency Of MA Inc, Royal Alliance Ins Agency Of Oh Inc (L Waller), Royal Alliance Ins Agency Of TX Inc, Sagepoint Financial Inc, Saxony Insurance Agency LLC, Saybrus Equity Services Inc, Sbhu Life Agency Inc, SBS Insurance Agency Of FL Inc, SBS Insurance Agency Of La Inc, SCF Securities Inc, Securian Financial Svs Inc, Securities America Inc, Securities Service Network Inc, SFA Insurance Services Inc, Sigma Financial Corporation, Signal Securities Inc, Signator Financial Services Inc, Signator Insurance Agency Inc, Signator Investors Inc, SII Insurance Agency Inc, SII Investments Inc, Simmons First Ins Services Inc, Sorrento Pacific Financial LLC, Southwest Insurance Agency Inc, Spire Insurance Agency LLC, SSI Equity Services Inc, SSN Agency Inc (M Giokas), St Bernard Financial Services, Stanley E Foley, Stanley Laman Group Securities LLC, Stephens Insurance LLC, Sterne Agee Financial Services Inc, Stifel Nicolaus & Company Inc, Summit Brokerage Services Inc, Summit Equities Inc, Sunset Financial Services Inc, Taylor Capital Management Inc, TBS Agency Inc, TFS Securities Inc, Thoroughbred Financial Services LLC, Trading Services Corp, Transamerica Financial Advisors Inc, TRG Advisors Inc, Triad Advisors Inc, Trustmont Financial Group Inc, UBS Financial Services, UBS Financial Services Ins Agency Inc, Unionbanc Investment Services LLC, United Planners Financial Services, Univest Insurance Inc, UPFSA Insurance Agency Of AZ Inc, Us Bancorp Investments Inc, USA Financial Securities Corp, Usallianz Securities Inc, USI Securities Inc, ValMark Securites Inc, Valor Insurance Agency Inc, Voya Financial Advisors Inc, Voya Insurance Solutions Inc, VSR Financial Services Inc, VSR Financial Services Inc Of Texas Inc, W & R Insurance Agency Inc, W S Griffith Sec Inc (R Plybon), Waddell & Reed Inc, Wall Street Financial Group Inc, Wells Fargo Advisors California Ins Agency LLC, Wells Fargo Advisors Ins Agency LLC, Wells Fargo Advisors Insurance Agency, Wells Fargo Advisors LLC, Wells Fargo Wealth Brokerage Ins Agency, Western Equity Group Inc, Western International Securities Inc, Woodbury Financial Agency Oh Inc, Woodbury Financial Services Inc, World Capital Brokerage Inc, World Equity Group Inc, WRP Investments Inc, Zures Co Fin & Ins Svcs (J Baker).

Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.
EXPERTS

[Auditing and Accounting statement to be filed by Pre-Effective amendment.]

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Actuarial matters included in this Statement of Additional Information have been examined by Michael LeBoeuf, FSA, MAAA, Vice President and Actuary of Prudential.
PERFORMANCE DATA
Average Annual Total Return

The Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission (“SEC”). Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Variable Investment Option from the beginning to the end of each specified period of time. The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Variable Investment Option at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period. This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Variable Investment Option and (ii) no transfers or additional payments were made. Premium taxes are not included in the term “charges” for purposes of this calculation. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of a specified period to the ending redeemable value at the end of the period according to the following formula:

P(1+T)n = ERV

Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.

Non-Standard Total Return

In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method. The Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Account for the specified period.

For the periods prior to the date the Variable Investment Options commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Variable Investment Options were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Variable Investment Options (this is referred to as “hypothetical performance data”). Standard and non-standard average annual return calculations include the mortality and expense risk charge under the Contract, but do not reflect other life insurance Contract charges (sales, administration, and actual cost of insurance) nor any applicable surrender or lapse charges, which would significantly lower the returns. Information stated for any given period does not indicate or represent future performance.

Money Market Yield

The “total return” figures for the Government Money Market Variable Investment Option are calculated using historical investment returns of the Government Money Market Portfolio of The Prudential Series Fund as if PruLife® SVUL Protector® had been investing in that Variable Investment Option during a specified period. Fees associated with the Series Fund are reflected; however, all fees, expenses, and charges associated with PruLife® SVUL Protector® are not reflected.

The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Government Money Market Variable Investment Option at the beginning of a specified period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the Variable Investment Option at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest ten-thousandth of 1%. The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield ([base period return + 1]365/7)-1.

The yields on amounts held in the Government Money Market Variable Investment Option will fluctuate on a daily basis. Therefore, the stated yields for any given period are not an indication of future yields.
FINANCIAL STATEMENTS

The financial statements of the Account should be distinguished from the consolidated financial statements of Pruco Life and its subsidiaries, which should be considered only as bearing upon the ability of Pruco Life to meet its obligations under the Contracts.

8

PART C:

OTHER INFORMATION

Item 26. Exhibits

Exhibit number Description of Exhibit

(a)	Board of Directors Resolution:
(i)	Resolution of Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Variable Universal Account. (Note 2)
(ii)	Amendment to Separate Account Resolution. (Note 3)

(b)	Not Applicable.

(c)	Underwriting Contracts:
(i)	Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company. (Note 4)
(ii)	Selling Agreement used from XX-YYYY to current. (To be filed by Pre-Effective Amendment)

(d)	Contracts:
(i)	Survivorship Variable Universal Life Insurance Contract (ICC17 SVUNLG-2017). (To be filed by Pre-Effective Amendment)
(ii)	Rider to Provide Lapse Protection (ICC17 PLI 551-2017). (To be filed by Pre-Effective Amendment)
(iii)	Rider for Enhanced Cash Value (ICC14 PLI 496-2014). (Note 16)
(iv)	Rider for Excess Loan Protection (ICC17 PLI 552-2017). (To be filed by Pre-Effective Amendment)
(v)	Options to Exchange for Separate Contracts at Attained Age (ICC15 PLI 493-2015). (To be filed by Pre-Effective Amendment)
(vi)	Endorsement for Type C Death Benefit Option (ICC15 PLI 539-2015). (Note 17)
(vii)	Endorsement for Type C Death Benefit Option with Enhanced Cash Value Rider (ICC15 PLI 539E-2015). (Note 17)
(viii)	Rider for Estate Protection (ICC15 VL 194 C-2015). (To be filed by Pre-Effective Amendment)

(e)	Application:
(i)	Application for Variable Universal Life Insurance Contract. (To be filed by Pre-Effective Amendment)
(ii)	Supplement to the Application for Variable Universal Life Insurance Contract. (Note 6)

(f)	Depositor’s Certificate of Incorporation and By-Laws:
(i)	Articles of Incorporation of Pruco Life Insurance Company, as amended October 19, 1993. (Note 7)
(ii)	By‑laws of Pruco Life Insurance Company, as amended May 6, 1997. (Note 5)

(g)	Reinsurance Agreements:
(i)	Agreement between Pruco Life and Prudential. (Note 8)
(ii)	Amendments (1-13) to the Agreement between Pruco Life and Prudential. (Note 9)

(h)	Participation Agreements:
(i)	American Skandia Trust Participation Agreement, as amended June 8, 2005. (Note 12)
(ii)	Amendment (1) to the Participation Agreement between Pruco Life and Advanced Series Trust (formerly American Skandia Trust), as amended June 8, 2005. (Note 9)
(iii)	Participation Agreement between Pruco Life and American Funds. (Note 13)
(iv)	Participation Agreement between Pruco Life and Dreyfus. (Note 14)
(v)	Sixth amendment to the Participation Agreement between Pruco Life and Dreyfus. (Note 15)
(vi)	Participation Agreement between Pruco Life and Fidelity. (Note 13)

(vii)	Amendment #1 to the Participation Agreement between Pruco Life and Fidelity. (Note 13)
(viii)	Participation Agreement between Pruco Life and Franklin. (Note 13)
(ix)	Amendment # 3 to the Participation Agreement between Pruco Life and Franklin. (Note 13)
(x)	Amendment # 4 to the Participation Agreement between Pruco Life and Franklin. (Note 13)
(xi)	Participation Agreement between Pruco Life and MFS. (Note 14)
(xii)	Amendment #6 to the Participation Agreement between Pruco Life and MFS. (Note 14)
(xiii)	Amendment #7 to the Participation Agreement between Pruco Life and MFS. (Note 13)
(xiv)	Participation Agreement between Pruco Life and Neuberger Berman. (Note 14)
(xv)	Amendment No. 1 to the Participation Agreement between Pruco Life and Neuberger Berman. (Note 15)
(xvi)	Participation Agreement between Pruco Life and Northern Lights (Note 18)
(xvii)	Amendment (1) to the Participation Agreement between Pruco Life and Northern Lights (Note 9)
(xviii)	Amendment (2) to the Participation Agreement between Pruco Life and Northern Lights (Note 10)
(xix)	Shareholder Information Agreement between Pruco Life Insurance Company and Dreyfus Service Corporation (To be filed by Pre-Effective Amendment)
(xx)	Shareholder Information Agreement between Pruco Life Insurance Company and The Prudential Series Fund (To be filed by Pre-Effective Amendment)
(xxi)	Shareholder Information Agreement between Pruco Life Insurance Company and Franklin/Templeton Distributors, Inc. (To be filed by Pre-Effective Amendment)
(xxii)	Shareholder Information Agreement between Pruco Life Insurance Company and MFS Fund Distributors, Inc. (To be filed by Pre-Effective Amendment)
(xxiii)	Shareholder Information Agreement between Pruco Life Insurance Company and American Skandia Trust (To be filed by Pre-Effective Amendment)

(i)	Administrative Contracts:
(i)	Service Agreement between Prudential and the Regulus Group, LLC. (Note 5)
(ii)	Revised Service Agreement between Prudential and the Regulus Group LLC, a TransCentra company. (Note 10)
(iii)	Engagement Schedule No. 2 between Prudential and Regulus Group, LLC. (Note 11)

(j)	Not Applicable.

(k)	Opinion and Consent of Sean Bell, Esq., as to the legality of the securities being registered. (To be filed by Pre-Effective Amendment)

(l)	Not Applicable.

(m)	Not Applicable.

(n)	Other Opinions:
(i)	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm. (To be filed by Pre-Effective Amendment)
(ii)	Powers of Attorney: John Chieffo, Lori D. Fouché, Bernard J. Jacob, Christine Knight, Richard F. Lambert, Kent D. Sluyter, Kenneth Y. Tanji. (Note 1)

(o)	None.

(p)	Not Applicable.

(q)	Redeemability Exemption:
(i)	Memorandum describing Pruco Life Insurance Company's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii). (Note 1)

---------------------------------------------------------

(Note 1)	Filed herewith.
(Note 2)	Incorporated by reference to Post-Effective Amendment No. 10 to Form S-6, Registration No. 33-29181, filed April 28, 1997, on behalf of the Pruco Life Variable Universal Account.
(Note 3)	Incorporated by reference to Form S-6, Registration No. 333-94117, filed January 5, 2000, on behalf of the Pruco Life Variable Universal Account.
(Note 4)	Incorporated by reference to Post-Effective Amendment No. 10 for Form N-6, Registration No. 333-112808, filed April 14, 2010, on behalf of the Pruco Life Variable Universal Account.
(Note 5)	Incorporated by reference to Post-Effective Amendment No. 11 for Form N-6, Registration No. 333-112808, filed April 12, 2011, on behalf of the Pruco Life Variable Universal Account.
(Note 6)	Incorporated by reference to Form S-6, Registration No. 333-85115, filed on August 13, 1999, on behalf of the Pruco Life Variable Universal Account.
(Note 7)	Incorporated by reference to Form S-6, Registration No. 333-07451, filed July 2, 1996, on behalf of the Pruco Life Variable Appreciable Account.
(Note 8)	Incorporated by reference to Post-Effective Amendment No. 6 for Form N-6, Registration No. 333-112808, filed April 19, 2006, on behalf of the Pruco Life Variable Universal Account.
(Note 9)	Incorporated by reference to Post-Effective Amendment No. 14 for Form N-6, Registration No. 333-112808, filed April 12, 2013, on behalf of the Pruco Life Variable Universal Account.
(Note 10)	Incorporated by reference to Post-Effective Amendment No. 20 for Form N-6, Registration No. 333-112808, filed April 7, 2014, on behalf of the Pruco Life Variable Universal Account.
(Note 11)	Incorporated by reference to Post-Effective Amendment No. 28 for Form N-6, Registration No. 333-112808, filed April 7, 2015, on behalf of the Pruco Life Variable Universal Account.
(Note 12)	Incorporated by reference to Post-Effective Amendment No. 3 for Form N-6, Registration No. 333-112808, filed August 12, 2005, on behalf of the Pruco Life Variable Universal Account.
(Note 13)	Incorporated by reference to Post-Effective Amendment No. 16 for Form N-6, Registration No. 333-112808, filed June 28, 2013, on behalf of the Pruco Life Variable Universal Account.
(Note 14)	Incorporated by reference to Post-Effective Amendment No. 8 for Form N-6, Registration No. 333-112808, filed April 18, 2008, on behalf of the Pruco Life Variable Universal Account.
(Note 15)	Incorporated by reference to Post-Effective Amendment No. 21 for Form N-6, Registration No. 333-112808, filed June 27, 2014, on behalf of the Pruco Life Variable Universal Account.
(Note 16)	Incorporated by reference to Post-Effective Amendment No. 9 for Form N-6, Registration No. 333‑158634, filed April 22, 2014, on behalf of the Pruco Life Variable Universal Account.
(Note 17)	Incorporated by reference to Post-Effective Amendment No. 28 for Form N-6, Registration No. 333-112808, filed April 7, 2015, on behalf of the Pruco Life Variable Universal Account.
(Note 18)	Incorporated by reference to Post-Effective Amendment No. 12 for Form N-6, Registration No. 333-112808, filed April 23, 2012, on behalf of the Pruco Life Variable Universal Account.

Item 27. Directors and Major Officers of Pruco Life

The directors and major officers of Pruco Life, listed with their principal occupations, are shown below. The Principal business address of the directors and officers listed below is 213 Washington Street, Newark, New Jersey 07102.

DIRECTORS OF PRUCO LIFE

JOHN CHIEFFO – Vice President, Chief Financial Officer, and Director

LORI D. FOUCHÉ – Chief Executive Officer, President, and Director

BERNARD J. JACOB – Director

CHRISTINE KNIGHT – Vice President and Director

RICHARD F. LAMBERT – Director

KENT D. SLUYTER – Senior Vice President and Director

KENNETH Y. TANJI – Treasurer and Director

OFFICERS WHO ARE NOT DIRECTORS

THERESA M. DZIEDZIC - Senior Vice President, Chief Actuary and Appointed Actuary

WILLIAM J. EVERS - Vice President and Corporate Counsel

JAMES M. O’CONNOR - Senior Vice President and Actuary

LYNN K. STONE - Vice President, Chief Legal Officer, and Secretary

JORDAN K. THOMSEN - Vice President and Corporate Counsel

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

Pruco Life, a life insurance company organized under the laws of Arizona, is a direct wholly-owned subsidiary of The Prudential Insurance Company of America and an indirect wholly-owned subsidiary of Prudential Financial, Inc.

The subsidiaries of Prudential Financial, Inc. are listed under Exhibit 21.1 of the Annual Report on Form 10-K of Prudential Financial, Inc., Registration No. 001-16707, the text of which is hereby incorporated by reference.

Item 29. Indemnification

The Registrant, in connection with certain affiliates, maintains various insurance coverages under which the underwriter and certain affiliated persons may be insured against liability, which may be incurred in such capacity, subject to the terms, conditions, and exclusions of the insurance policies.

Arizona, being the state of organization of Pruco Life, permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et seq. of the Arizona Statutes Annotated. The text of Pruco Life’s By-law, Article VIII, which relates to indemnification of officers and directors, was filed on April 12, 2011 as exhibit Item 26.(f)(ii) to Form N-6 of this Registration Statement on behalf of the Pruco Life Variable Universal Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

(a) Pruco Securities, LLC ("Pruco Securities"), an indirect wholly‑owned subsidiary of Prudential Financial, acts as the Registrant's principal underwriter of the Contract. Pruco Securities, organized on September 22, 2003 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a registered member of the Financial Industry Regulatory

Authority, Inc. (“FINRA”). (Pruco Securities is a successor company to Pruco Securities Corporation, established on February 22, 1971.) Pruco Securities' principal business address is 751 Broad Street, Newark, New Jersey 07102.

Pruco Securities acts as principal underwriter and general distributor for the following separate investment accounts and their affiliates:

Pruco Life Variable Universal Account
Pruco Life Variable Appreciable Account
Pruco Life of New Jersey Variable Appreciable Account
The Prudential Variable Appreciable Account

The Contract is sold by registered representatives of Pruco Securities who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker‑dealers authorized by Pruco Securities and applicable law to do so.

(b)
MANAGERS AND OFFICERS OF PRUCO SECURITIES, LLC

Name and Principal Business Address -------------------------------------------------------	Position and Office with Pruco Securities -----------------------------------------------------------
Kent D. Sluyter (Note 1)	Chairman of the Board, Manager
Kevin M. Brayton (Note 6)	Vice President, Manager
Caroline A. Feeney (Note1)	Manager
Lori D. Fouché (Note 2)	Manager
John G. Gordon (Note 1)	President, Manager, Chief Operating Officer
Patrick L. Hynes (Note 4)	Vice President, Manager
Stuart S. Parker (Note 7)	Manager
Charles H. Smith (Note 2)	Anti-Money Laundering Officer
David S. Campen (Note 3)	Assistant Controller
Michael J. McQuade (Note 3)	Assistant Controller
Andrew C. Smith (Note 3)	Assistant Controller
Robert P. Smit (Note 3)	Assistant Controller
Mary E. Yourth (Note 3)	Assistant Controller
Maggie Palen (Note 2)	Assistant Secretary
John M. Cafiero (Note 2)	Assistant Secretary
Dexter M. Feliciano (Note 1)	Assistant Secretary
Jordan K. Thomsen (Note 1)	Assistant Secretary
Mary Jo Reich (Note 1)	Assistant Secretary
Michael A. Pignatella	Chief Legal Officer, Vice President, Assistant Secretary
Kathleen C. Hoffman (Note 2)	Assistant Treasurer
Michele E. Talafha (Note 8)	Assistant Vice President
John D. McGovern (Note 1)	Vice President, Chief Compliance Officer
Steven Weinreb (Note 3)	Vice President, Controller, Chief Financial Officer
Conway Lee (Note 1)	Secretary
Jason R. Chupak (Note 2)	Treasurer
Charles M. O'Donnell (Note 1)	Vice President
Milton T. Landes (Note 1)	Vice President
John F. Keenan (Note 6)	Vice President
Peter C. Gayle (Note 5)	Vice President

(Note 1) 213 Washington Street, Newark, NJ 07102
(Note 2) 751 Broad Street, Newark, NJ 07102

(Note 3) Three Gateway Center, Newark, NJ 07102
(Note 4) 1 Mill Ridge Lane, Chester, NJ 07930
(Note 5) 200 Wood Avenue South, Iselin, NJ 08830
(Note 6) 280 Trumbull Street, 1 Commercial Plaza, Hartford, CT 06103
(Note 7) 655 Broad Street, Newark, NJ 07102
(Note 8) 2 Gateway Center, Newark, NJ 07102

(c) Pruco Securities passes through the gross distribution revenue it receives to broker-dealers for their sales and does not retain any portion of it in return for its services as distributor for the Contracts. However, Pruco Securities does retain a portion of compensation it receives with respect to sales by its representatives. Pruco Securities retained compensation of $2,574,216 in 2016, $2,464,259 in 2015, and $2,359,868 in 2014. Pruco Securities offers the Contract on a continuous basis.

The sum of the chart below is $100,714,661, which represents Pruco Securities' total 2016 Variable Life Distribution Revenue. The amount includes both agency distribution and broker-dealer distribution.

Compensation received by Pruco Securities during the last fiscal year with respect to variable life insurance products.
Principal Underwriter	Gross Distribution Revenue*	Compensation on Events Occasioning the Deduction of a Deferred Sales Load	Brokerage Commissions**	Other Compensation
Pruco Securities	$51,484,311	$-0-	$49,230,350	$-0-
* Represents Variable Life Distribution Revenue for the agency channel.
** Represents Variable Life Distribution Revenue for the broker-dealer channel.

Because Pruco Securities registered representatives who sell the Contracts are also our life insurance agents, they may be eligible for various cash bonuses and insurance benefits and non-cash compensation programs that we or our affiliates offer, such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements. In some circumstances and to the extent permitted by applicable regulatory requirements, we may also reimburse certain sales and marketing expenses.

Item 31. Location of Accounts and Records

The Depositor, Pruco Life Insurance Company, is located at 213 Washington Street, Newark, New Jersey 07102.

The Principal Underwriter, Pruco Securities, LLC, is located at 751 Broad Street, Newark, New Jersey 07102.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

Item 32. Management Services

Not Applicable.

Item 33. Representation of Reasonableness of Fees

Pruco Life Insurance Company (“Pruco Life”) represents that the fees and charges deducted under the Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Pruco Life Variable Universal Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 13th day of January, 2017.

(Seal)

Pruco Life Variable Universal Account
(Registrant)

By: Pruco Life Insurance Company
(Depositor)

By: /s/ Sean Bell Sean Bell Vice President and Corporate Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 13th day of January, 2017.

   Signature and Title

/s/ *
John Chieffo
Vice President, Chief Financial Officer, and Director

/s/ *
Lori D. Fouché
President, Chief Executive Officer, and Director

/s/ * ___
Bernard J. Jacob
Director

/s/ *
Christine Knight
Vice President and Director

/s/ * ___
Richard F. Lambert
Director

/s/ *
Kent D. Sluyter
Senior Vice President and Director

/s/*
Kenneth Y. Tanji
Treasurer and Director
*By: /s/ Sean Bell Sean Bell (Attorney-in-Fact)

EXHIBIT INDEX

Item 26.

(n) Other Opinions:	(ii)	Powers of Attorney: John Chieffo, Lori D. Fouché, Bernard J. Jacob, Christine Knight, Richard F. Lambert, Kent D. Sluyter, Kenneth Y. Tanji.

(q) Redeemability Exemption:	(i)	Memorandum describing Pruco Life Insurance Company's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii).